      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 1997


                                                      REGISTRATION NO. 333-22491
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                          BRIGHAM EXPLORATION COMPANY
             (Exact name of Registrant as specified in its charter)

           DELAWARE
 (State or other jurisdiction                1311                         75-2692967
      of incorporation or        (Primary Standard Industrial          (I.R.S. Employer
          organization)           Classification Code Number)         Identification No.)

                          5949 SHERRY LANE, SUITE 1616
                              DALLAS, TEXAS 75225
                                 (214) 360-9182
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                             ---------------------

                                 BEN M. BRIGHAM
                       PRESIDENT, CHIEF EXECUTIVE OFFICER
                           AND CHAIRMAN OF THE BOARD
                          BRIGHAM EXPLORATION COMPANY
                          5949 SHERRY LANE, SUITE 1616
                              DALLAS, TEXAS 75225
                                 (214) 360-9182
 (Name, address, including zip code, and telephone number, including area code, of Registrant's agent for service)

                             ---------------------

                          Copies of Communication to:

               JOE DANNENMAIER                               ROBERT L. KIMBALL
           THOMPSON & KNIGHT, P.C.                         VINSON & ELKINS L.L.P.
       1700 PACIFIC AVENUE, SUITE 3300                  2001 ROSS AVENUE, SUITE 3700
             DALLAS, TEXAS 75201                            DALLAS, TEXAS 75201

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                    SUBJECT TO COMPLETION, DATED MAY 5, 1997

PROSPECTUS

                                3,000,000 SHARES
                       [BRIGHAM EXPLORATION COMPANY LOGO]
                                  COMMON STOCK

     The 3,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby are being sold by Brigham Exploration Company ("Brigham" or the "Company"). Prior to the offering made hereby (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $9.50 and $11.50 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "BEXP."

                         ------------------------------

     ANY INVESTMENT IN THE SECURITIES OFFERED HEREIN INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==============================================================================================================
                                                                         UNDERWRITING
                                                      PRICE TO          DISCOUNTS AND         PROCEEDS TO
                                                       PUBLIC           COMMISSIONS(1)         COMPANY(2)
--------------------------------------------------------------------------------------------------------------
Per Share......................................          $                    $                    $
--------------------------------------------------------------------------------------------------------------
Total(3).......................................          $                    $                    $
==============================================================================================================

(1) The Company and the Selling Stockholders named herein have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company estimated at $750,000.

(3) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to
    Public will be $          , the total Underwriting Discounts and Commissions
    will be $          , the total Proceeds to Company will be $          and
    the total Proceeds to Selling Stockholders will be $          . See
    "Underwriting."

                         ------------------------------

     The shares of Common Stock are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made against payment therefor, on
or about             , 1997 at the offices of Bear, Stearns & Co. Inc., 245 Park
Avenue, New York, New York 10167.

                         ------------------------------

BEAR, STEARNS & CO. INC.

                      HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                     INCORPORATED

                                                   RAUSCHER PIERCE REFSNES, INC.


                  THE DATE OF THIS PROSPECTUS IS MAY   , 1997

     [MAP DEPICTING BRIGHAM'S AREAS OF CORE ACTIVITY. The omitted map is captioned "Core Exploration Provinces" and depicts Texas, Louisiana and Oklahoma, with three areas marked to indicate the Anadarko Basin, the West Texas Region and the Gulf Coast. Relating to the area marked Anadarko Basin, the following information is provided: 1,043 Sq. Miles of 3-D Acquired, 942 Sq. Miles of 3-D Interpreted, 24 Projects, 325 Potential 3-D Drilling Locations. Relating to the area marked West Texas Region, the following information is provided: 1,552 Sq. Miles of 3-D Acquired, 1,552 Sq. Miles of 3-D Interpreted, 73 Projects, 508 Potential 3-D Drilling Locations. Relating to the area marked Gulf Coast, the following information is provided: 533 Sq. Miles of 3-D Acquired, 154 Sq. Miles of 3-D Interpreted, 6 Projects, 31 Potential 3-D Drilling Locations. Under the caption "Other", the following information, set apart from the three-state map, is provided: 215 Sq. Miles of 3-D Acquired, 189 Sq. Miles of 3-D Interpreted, 22 Projects, 30 Potential 3-D Drilling Locations. Beneath the map and under the caption "TOTAL," the following information is provided: 3,343 Sq. Miles of 3-D Acquired, 2,837 Sq. Miles of 3-D Interpreted, 125 Projects, 894 Potential 3-D Drilling Locations.]

                         ------------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the detailed information and the Financial Statements and notes thereto included elsewhere in this Prospectus. All references in this Prospectus to "Brigham" or the "Company" include Brigham Exploration Company, its predecessors and their subsidiaries. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Certain terms relating to the oil and gas industry are defined in "Glossary of Certain Oil and Gas Terms."

                                  THE COMPANY

     Brigham is an independent exploration and production company that applies 3-D seismic imaging and other advanced technologies to systematically explore and develop onshore domestic natural gas and oil provinces. With this focus, Brigham has achieved rapid growth in reserves, potential drilling locations and 3-D seismic data.


     Since inception in 1990, Brigham has drilled over 265 exploratory and 35 development wells on its 3-D generated prospects with an aggregate 63% success rate. Through December 31, 1996, the Company had discovered total estimated proved reserves of 70.1 Bcf of natural gas and 22.4 MMBbls of oil, or an aggregate of 204.5 Bcfe, 14% of which is attributable to the Company's interest. The Company's estimated proved reserves as of December 31, 1996 were 21.9 Bcfe having an aggregate Present Value of Future Net Revenues of $44.5 million, compared to estimated proved reserves as of December 31, 1993 of 2.2 Bcfe having an aggregate Present Value of Future Net Revenues of $3.2 million.


     The Company pioneered the acquisition of large scale onshore 3-D seismic surveys for exploration, obtaining extensive 3-D seismic data and experience in capturing undiscovered natural gas and oil reserves. Brigham has acquired over 3,300 square miles (2,112,000 acres) of 3-D seismic data and, from the 2,837 square miles interpreted to date, has identified approximately 1,200 potential drilling locations. Brigham has drilled over 300 of these locations with an average working interest of 21%. The Company generates most of its exploratory projects and, therefore, has the ability to retain a sizeable working interest to the extent that it decides not to place interests with industry participants. In the projects in which it is currently acquiring 3-D seismic data, the Company may retain an average working interest in the drilling and leasing phases in excess of 60%.

                               BUSINESS STRATEGY

     Brigham was founded in 1990 with the core belief that systematic exploration applying 3-D seismic imaging and other advanced technologies could reduce drilling risks and finding costs. Brigham's business strategy is to continue to increase shareholder value by focusing on this core belief.

     Brigham's exploration activities are concentrated primarily in three provinces: the Anadarko Basin, the Gulf Coast and the West Texas region. The Company is accelerating its 3-D seismic activity in the Anadarko Basin and the Gulf Coast and will continue such activity in those geologic trends of the West Texas region where it has achieved its best results historically. Brigham is focusing its 3-D seismic activity in provinces where it believes 3-D technology may be effectively applied and that it believes offer large potential reserve volumes per well and per field, high potential production rates and multiple producing objectives.

     The Company's growth will be driven by drilling and developing its potential drilling locations, as well as adding new locations through its systematic 3-D seismic exploration effort. Using the proceeds of the Offering, Brigham plans to accelerate growth by (i) increasing the working interest it retains in drilling locations in order to capture a greater share of the reserves the Company discovers, (ii) increasing the rate at which it acquires 3-D seismic data and identifies potential drilling locations, (iii) seeking to identify higher potential drilling locations, (iv) increasing the rate at which potential drilling locations are drilled and (v) reducing the time spent marketing projects to industry participants.

                             COMPETITIVE ADVANTAGES

     Brigham believes that its knowledge base, personnel and technology provide it with the following competitive advantages to capture undiscovered natural gas and oil reserves.

          Pioneering Innovations. In 1990 the Company pioneered the assemblage of large scale onshore 3-D seismic projects and the use of preseismic lease options for the systematic exploration of proven natural gas and oil provinces. Subsequent innovations include the Company's 3-D seismic acquisition and processing alliances and creative industry trade structures to financially leverage its drilling program.

          3-D Seismic Knowledge Base. Since inception, the Company has acquired over 3,300 square miles of 3-D seismic data and drilled more than 300 wells in over 20 geologic trends in six basins and seven states. With the resulting knowledge of the application of 3-D seismic to different geologic trends, the Company has refined its exploration techniques and identified exploration areas where it believes 3-D seismic can reduce risks and enhance returns on its investments.

          Technological Expertise. Brigham's explorationists collectively have over 200 years of experience, including over 65 years of experience using computer aided exploration ("CAEX") workstations, and have expertise in many geologic trends.

          Project Generation and Control. Brigham is not dependent on third parties for its project flow, having generated approximately 90% of its 3-D exploration projects. With the resulting project control, the Company is able to manage the predrilling exploration phases and can determine the level of working interest it retains and the extent to which it manages drilling and post-drilling operations.

          Numerous Potential Drilling Locations. The Company has identified approximately 1,200 3-D defined potential drilling locations in historically productive geologic trends, of which over 300 have been drilled. The Company anticipates drilling 91 of these locations (23.8 net) in 1997 at a cost of approximately $16.0 million.

                         PRIMARY EXPLORATION PROVINCES

     Brigham's exploration activities are concentrated primarily in three provinces: the Anadarko Basin, the Gulf Coast and the West Texas region. Brigham is accelerating 3-D seismic activity in the Anadarko Basin and the Gulf Coast and will continue such activity in those geologic trends of the West Texas region where it has achieved its best results historically. Brigham is focusing its 3-D seismic exploration efforts in provinces where it believes 3-D technology may be effectively applied and that it believes offer large potential reserve volumes per well and per field, high potential production rates and multiple producing objectives.

     Although the Company is acquiring 3-D seismic data within the provinces listed below and has identified approximately 900 potential drilling locations yet to be drilled in those provinces, there can be no assurance that any of the seismic data will be acquired or will generate additional drilling locations or that any potential drilling locations will be drilled at all or within the expected time frame. The final determination with respect to the drilling of any well, including those currently budgeted, will depend on a number of factors, including (i) the results of exploration efforts and the review and analysis of the seismic data, (ii) the availability of sufficient capital resources by the Company and other participants for drilling prospects, (iii) economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews, (iv) the financial resources and results of the Company and (v) the availability of leases on reasonable terms and permitting for the potential drilling location. There can be no assurance that the budgeted wells will, if drilled, encounter reservoirs of commercial quantities of natural gas or oil.

                                                   ADDITIONAL 3-D                                      1997
                                                    SEISMIC DATA                     ADDITIONAL      BUDGETED        ESTIMATED
                                   3-D SEISMIC      BUDGETED FOR     TOTAL GROSS     POTENTIAL        WELLS            1997
                                 DATA ACQUIRED/     ACQUISITION     WELLS DRILLED     DRILLING     ------------       CAPITAL
           PROVINCE              INTERPRETED(1)       IN 1997       THROUGH 1996    LOCATIONS(2)   GROSS   NET    EXPENDITURES(3)
           --------              ---------------   --------------   -------------   ------------   -----   ----   ---------------
                                 (SQUARE MILES)    (SQUARE MILES)                                                  (IN THOUSANDS)
Anadarko Basin.................      1,043/942          493               31            325         41     12.3       $15,000
Gulf Coast.....................        533/154          191                1             31          7      2.2         7,000
West Texas Region..............    1,552/1,552           68              255            508         41      8.2         4,000
Other (4)......................        215/189           60               11             30          2      1.1         1,000
                                   -----------          ---              ---            ---         --     ----       -------
        Total..................    3,343/2,837          812(5)           298            894         91     23.8       $27,000
                                   ===========          ===              ===            ===         ==     ====       =======

---------------

(1) 3-D seismic data that had been or was being acquired/interpreted on February 15, 1997.

(2) The potential drilling locations that had been identified from the portion of the 3-D seismic data that had been interpreted by February 15, 1997.

(3) 3-D seismic and land acquisition costs and drilling expenditures.

(4) Colorado, Kansas and Montana.

(5) The Company has budgeted approximately 1,400 square miles of 3-D seismic data for acquisition in 1997, 582 of which had been acquired or were being acquired on February 15, 1997.

     Anadarko Basin. The Anadarko Basin is a prolific natural gas province that the Company believes has been relatively under explored, particularly with regard to deep, high potential objectives. The Anadarko Basin contains numerous historically elusive stratigraphic targets, such as the Red Fork, Morrow and Springer channel sands, and structural targets, such as the Hunton and Arbuckle carbonates, which are well-suited to 3-D seismic imaging. In some cases, these objectives have produced in excess of 30 Bcf of natural gas from a single well at rates up to 30 MMcf of natural gas per day.

     The Company has assembled an extensive digital data base in this province, including geologic studies, basin wide geologic tops, production data, well data, geographic data and over 7,400 miles of 2-D seismic data. Working with consulting regional geologists, the Company's explorationists integrate this data with their expertise and knowledge base to generate 3-D projects in the Anadarko Basin.

     As of February 15, 1997, the Company had acquired 1,043 square miles (667,520 acres) of 3-D seismic data in 24 projects in the Anadarko Basin. As of December 31, 1996, Brigham had completed 23 wells in 31 attempts (a 74% success rate) in this province and had found cumulative proved reserves of 53.4 Bcf of natural gas and 1.7 MMBbls of oil, or an aggregate of 63.4 Bcfe, with 16.3% attributable to the Company's interest. In 1996, the Company completed 14 wells in 20 attempts, adding 38.8 Bcfe of proved reserves, with 6.7 Bcfe attributable to the Company's interest. As of February 15, 1997, the Company had 325 3-D delineated potential drilling locations in the Anadarko Basin, of which the Company intends to drill 41 gross (12.3 net) wells in 1997.

     Gulf Coast. The Gulf Coast is a high potential, multi-pay province that lends itself to 3-D seismic exploration due to its substantial structural and stratigraphic complexity. The Company has assembled a digital data base including geographical, production, geophysical and geological information that the Company evaluates on its CAEX workstations. Working with consulting regional geologists the Company's explorationists integrate this data with their expertise and knowledge base to generate 3-D projects in the Gulf Coast. Brigham's commitment to this province is evidenced by the Company's staff additions, the opening of its Houston office and the addition of ten new 3-D seismic projects in 1996 and 1997.

     As of February 15, 1997, the Company had acquired or was acquiring 533 square miles (341,120 acres) of 3-D seismic data in six projects in the onshore Gulf Coast. The Company anticipates acquiring 191 square miles (122,240 acres) of additional 3-D seismic data in 1997.

     The Company anticipates that its increased project assemblage and 3-D seismic acquisition activity in the Gulf Coast will generate accelerated drilling in the province in 1997 and 1998. The Company is currently assembling projects in the Expanded Wilcox, Expanded Vicksburg and Yegua trends in South Texas, the

Miocene trend in South Texas and South Louisiana, and the Lower and Middle Frio trends of the upper Gulf Coast of Texas. The Company has thirty-one 3-D delineated potential drilling locations in the Gulf Coast and intends to drill 7 gross (2.2 net) wells in 1997.

     West Texas Region. The Company's 3-D seismic and drilling activity in the West Texas region has been focused in the Horseshoe Atoll, the Midland Basin and the Eastern Shelf of the Permian Basin and the Hardeman Basin. The Company plans to continue drilling its locations in these areas. Recently the Company increased its activity in portions of geologic trends that the Company believes offer greater potential for lower finding costs and higher returns, including the Ellenberger and Devonian formations of the Delaware Basin and the Fusselman formation of the Permian Basin. One area where the Company increased its activity is in the Midland Basin, where the Company has drilled five recent Fusselman discoveries and has acquired or intends to acquire 3-D seismic in four additional projects, in which it expects to retain working interests in excess of 50%.

     As of February 15, 1997, the Company had acquired 1,552 square miles (993,280 acres) of 3-D seismic in 73 projects in the West Texas region. As of December 31, 1996, the Company had completed 164 wells in 255 attempts (a 64% success rate) and had found cumulative proved reserves of 16.7 Bcf of natural gas and 20.6 MMBbls of oil, or an aggregate of 139.8 Bcfe, with 13.0% attributable to the Company's interest. In 1996 the Company completed 28 wells in 43 attempts in this province, adding 29.8 Bcfe of proved reserves, with 5.7 Bcfe attributable to the Company's interest. The Company has 508 3-D delineated potential drilling locations in the West Texas region and intends to drill 41 gross (8.2 net) wells in 1997.

                                  THE OFFERING


Common Stock Offered by the Company.......................  3,000,000 shares
Common Stock to be Outstanding after the Offering.........  11,928,574 shares(1)
Use of Proceeds...........................................  The net proceeds of the Offering will be used for exploration and development
                                                            activities, repayment of all
                                                            outstanding indebtedness of
                                                            approximately $10.9 million, and other
                                                            general corporate purposes. See "Use of
                                                            Proceeds."
Nasdaq National Market Symbol.............................  "BEXP"


---------------

(1) Does not include 644,097 shares of Common Stock issuable upon exercise of outstanding employee stock options with an average exercise price of $5.00 per share. See "Management -- Executive Compensation" and Note 3 of Notes to Balance Sheet and Note 8 of Notes to Financial Statements.

                                  RISK FACTORS

     Any investment in the Common Stock involves a high degree of risk. For a discussion of certain risks that a potential investor should carefully evaluate prior to making an investment in the Common Stock, see "Risk Factors."

                             SUMMARY FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth certain summary financial data of the Company. The information should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations, the Unaudited Pro Forma Financial Statements and notes thereto and the Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                           YEAR ENDED DECEMBER 31,
                                               ------------------------------------------------
                                               1992(1)    1993      1994      1995       1996
                                               -------   -------   -------   -------   --------
STATEMENT OF OPERATIONS DATA:
  Revenues:
     Natural gas and oil sales...............  $   244   $   937   $ 2,565   $ 3,578   $  6,141
     Workstation revenue.....................      252       467       815       635        627
                                               -------   -------   -------   -------   --------
          Total revenues.....................      496     1,404     3,380     4,213      6,768
  Costs and expenses:
     Lease operating.........................       32       111       491       761        726
     Production taxes........................       12        47       126       165        362
     General and administrative..............      462     1,433     1,785     1,897      2,199
     Depletion of natural gas and oil
       properties............................      127     4,371(2)   1,104    1,626      2,323
     Depreciation and amortization...........      224       406       561       533        487
                                               -------   -------   -------   -------   --------
          Total costs and expenses...........      857     6,368     4,067     4,982      6,097
                                               -------   -------   -------   -------   --------
  Operating income (loss)....................     (361)   (4,964)     (687)     (769)       671
  Other income (expense):
     Interest income.........................       12         6        56       128         52
     Interest expense........................      (21)     (105)     (668)     (936)    (1,173)
                                               -------   -------   -------   -------   --------
  Net loss...................................  $  (370)  $(5,063)  $(1,299)  $(1,577)  $   (450)
                                               =======   =======   =======   =======   ========
PRO FORMA STATEMENT OF OPERATIONS DATA:
  Net loss(3)(4).............................                                          $    (56)
  Net loss per share(3)(4)...................                                          $   0.00
  Weighted average shares outstanding(3).....                                             9,266
STATEMENT OF CASH FLOWS DATA:
  Net cash provided by (used in) operating
     activities..............................  $  (172)  $  (730)  $   626   $ 1,383   $  3,710
  Net cash used in investing activities......   (3,931)   (6,983)   (5,463)   (8,005)   (11,796)
  Net cash provided by financing
     activities..............................    4,845     7,839     4,634     7,724      7,731
OTHER FINANCIAL DATA:
  Capital expenditures.......................  $ 4,285   $ 6,632   $ 5,445   $ 7,935   $ 13,612
  EBITDA(5)..................................        2      (181)    1,034     1,518      3,533
  Cash flow from operations(6)...............      (19)     (286)      366       582      2,360

                                                               AS OF DECEMBER 31, 1996
                                                  --------------------------------------------------
                                                                                     PRO FORMA
                                                  ACTUAL     PRO FORMA(3)(4)    AS ADJUSTED(3)(4)(7)
                                                  -------    ---------------    --------------------
BALANCE SHEET DATA:
  Cash and cash equivalents.....................  $ 1,447        $ 1,447              $21,992
  Natural gas and oil properties, net...........   28,005         28,005               28,005
  Total assets..................................   33,614         33,614               54,159
  Notes payable.................................   24,000          8,000                   --
  Total equity..................................    3,244         14,565               43,110

---------------

(1) Represents the period from inception (May 1, 1992) of the Partnership, the Company's predecessor, through December 31, 1992. Operations of the predecessor to the Partnership for the period from January 1, 1992 through April 30, 1992 were insignificant. See "The Company."

(2) Includes a capitalized ceiling impairment of $3.3 million in 1993.

(3) Gives effect to the Exchange (see "The Company") and the issuance of stock options to employees under the 1997 Incentive Plan as if they had occurred on January 1, 1996 for Statement of Operations Data and as of December 31, 1996 for Balance Sheet Data. See the Unaudited Pro Forma Financial Statements and Note 1 of Notes to Financial Statements.

(4) Prior to the Exchange, the Company's predecessor was classified as a partnership for federal income tax purposes. No provision has been made for income taxes since these taxes are the responsibility of the partners. The pro forma data reflect an income tax benefit in 1996 of $161,000 and a deferred tax liability of $5.1 million at December 31, 1996 which would have been recorded if the Company's predecessor had been required to pay federal income taxes.

(5) EBITDA represents net income plus income taxes, interest expense and depreciation, depletion and amortization expense. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(6) Cash flow from operations represents net income plus non-cash items. Cash flow from operations should not be considered in isolation or as a substitute for net income, cash flows from operating activities or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(7) As adjusted for the Offering and the application of the estimated $28.5 million in net proceeds. See "Use of Proceeds."

                       SUMMARY RESERVE AND OPERATING DATA
                             (DOLLARS IN THOUSANDS)

                                                           YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------
                                              1992(1)     1993      1994       1995      1996(2)
                                              -------    ------    -------    -------    -------
3-D SEISMIC ACQUIRED ANNUALLY:
  Gross square miles........................     288        908        423        311        655
  Average project working interest..........      17%        30%        27%        29%        37%

WELLS DRILLED ANNUALLY:
  Gross wells drilled.......................      19         52         73         78         68
  Net wells drilled.........................     1.5        9.2       16.8       18.5       16.0
  Average drilling working interest.........       8%        18%        23%        24%        24%

ESTIMATED PROVED RESERVES (AT YEAR END)(3):
  Natural gas (MMcf)........................      57        227      3,579      4,257     10,257
  Oil (MBbls)...............................      93        336      1,022      1,672      1,940
  Natural gas equivalent (MMcfe)............     614      2,243      9,710     14,288     21,895
  Proved developed reserves as a percentage
     of proved reserves.....................     100%       100%        76%        80%        67%
  Present Value of Future Net Revenues......  $1,083     $3,158    $10,240    $18,222    $44,506

PRODUCTION VOLUMES:
  Natural gas (MMcf)........................       6         59        165        272        698
  Oil (MBbls)...............................      11         50        140        177        227
  Natural gas equivalent (MMcfe)............      74        359      1,002      1,332      2,060

PERCENTAGE OF RESERVES REPLACED(4)..........     936%       533%       809%       368%       500%

PER MCFE DATA:
  Natural gas and oil sales.................  $ 3.32     $ 2.61    $  2.56    $  2.69    $  2.98
  Workstation revenue.......................    3.43       1.30        .81        .48        .30
  Lease operating expenses..................    (.43)      (.31)      (.49)      (.57)      (.35)
  Production taxes..........................    (.16)      (.13)      (.13)      (.12)      (.18)
  General and administrative expenses.......   (6.28)     (3.99)     (1.78)     (1.42)     (1.07)
                                              ------     ------    -------    -------    -------
     Operating margin.......................  $ (.12)    $ (.52)   $   .97    $  1.06    $  1.68
                                              ======     ======    =======    =======    =======

---------------

(1) Represents the period from inception (May 1, 1992) of the Partnership, the Company's predecessor, through December 31, 1992. Operations of the predecessor to the Partnership for the period from January 1, 1992 through April 30, 1992 were insignificant. See "The Company."

(2) Net of a sale by the Company in January 1996 of its interest in certain properties that accounted for 303 MMcf of natural gas and 277 MBbls of oil (1,962 MMcfe of proved reserves) as of December 31, 1995.

(3) The estimates of reserve and present value data as of December 31, 1996 have been prepared in accordance with the SEC's guidelines by Cawley, Gillespie & Associates, Inc., the Company's independent petroleum consultants ("Cawley Gillespie"). Cawley Gillespie's letter summarizing its December 31, 1996 reserve report is Appendix A to this Prospectus.

(4) Reserve replacement is calculated as reserve additions divided by the Company's production for the period.

                                  RISK FACTORS

     Any investment in the Common Stock involves a high degree of risk. Prospective purchasers of the Common Stock should carefully consider the risk factors set forth below, as well as the other information contained in this Prospectus. This Prospectus contains forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements as a result of any number of factors, including risk factors set forth below.

DEPENDENCE ON EXPLORATORY DRILLING ACTIVITIES

     The Company's revenues, operating results and future rate of growth are highly dependent upon the success of its exploratory drilling program, which will be funded in part with the proceeds of the Offering. Exploratory drilling involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. Despite the use of 3-D seismic and other advanced technologies, exploratory drilling remains a speculative activity. Even when fully utilized and properly interpreted, 3-D seismic data and other advanced technologies only assist geoscientists in identifying subsurface structures and do not enable the interpreter to know whether hydrocarbons are in fact present in those structures. In addition, the use of 3-D seismic data and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and the Company could incur losses as a result of such expenditures. The Company's future drilling activities may not be successful. There can be no assurance that the Company's overall drilling success rate or its drilling success rate for activity within a particular province will not decline. Unsuccessful drilling activities could have a material adverse effect on the Company's results of operations and financial condition. The Company often gathers 3-D seismic data over large areas. The Company's interpretation of data delineates those portions of an area desirable for drilling. Therefore, the Company may choose not to acquire option and lease rights prior to acquiring seismic and, in many cases, the Company may identify a drilling location before seeking option or lease rights in the location. Although the Company has identified numerous potential drilling locations, there can be no assurance that they will ever be leased or drilled or that natural gas or oil will be produced from these or any other potential drilling locations.

VOLATILITY OF NATURAL GAS AND OIL PRICES

     The Company's revenues, operating results and future rate of growth are highly dependent upon the prices received for the Company's natural gas and oil. Historically, the markets for natural gas and oil have been volatile and are likely to continue to be volatile in the future. Various factors beyond the control of the Company will affect prices of its natural gas and oil, including worldwide and domestic supplies of natural gas and oil, the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls, political instability or armed conflict in oil-producing regions, the price and level of foreign imports, the level of consumer demand, the price and availability of alternative fuels, the availability of pipeline capacity, weather conditions, domestic and foreign governmental regulations and taxes, and the overall economic environment. During 1996, the high and low prices for oil on the NYMEX were $26.57 per Bbl and $17.45 per Bbl, and the high and low prices for natural gas on the NYMEX were $4.57 per MMBtu and $1.76 per MMBtu. It is impossible to predict future natural gas and oil price movements with certainty. Declines in natural gas and oil prices may materially adversely affect the Company's financial condition, liquidity, ability to finance planned capital expenditures and results of operations. Lower natural gas and oil prices also may reduce the amount of natural gas and oil that the Company can produce economically. Any significant decline in the price of oil or natural gas would adversely affect the Company's revenues and operating income and may require a reduction in the carrying value of the Company's natural gas and oil properties. See "Risk Factors-Uncertainty of Reserve Information and Future Net Revenue Estimates" and "Business and Properties -- Competition."

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH AND IMPLEMENTATION OF GROWTH STRATEGY

     The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's financial, technical, operational and administrative resources. As the Company increases the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company's financial, technical and administrative resources. In addition, the Company has only limited experience operating and managing field operations, including drilling, and there can be no assurances that the Company will be successful in doing so. Any increase in the Company's activities as an operator will increase its exposure to operating hazards. See "Risk Factors -- Operating Hazards and Uninsured Risks." The failure to continue to upgrade the Company's technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including difficulties in recruiting and retaining geophysicists, geologists, engineers and sufficient numbers of qualified personnel to enable the Company to expand its role in the drilling and production phase, or the reduced availability of seismic gathering, drilling or other services in the face of growing demand, could have a material adverse effect on the Company's business, financial condition and results of operations.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company makes and will continue to make substantial capital expenditures in its exploration and development projects. The Company intends to finance these capital expenditures with the net proceeds from the Offering, cash flow from operations and its existing financing arrangements. Additional financing may be required in the future to fund the Company's developmental and exploratory drilling and 3-D seismic acquisition activities. No assurance can be given as to the availability or terms of any such additional financing that may be required or that financing will continue to be available under the existing or new financing arrangements. If additional capital resources are not available to the Company, its drilling and other activities may be curtailed and its business, financial condition and results of operations could be materially adversely affected. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

HISTORICAL OPERATING LOSSES AND VARIABILITY OF OPERATING RESULTS

     The Company had net losses of approximately $370,000 in 1992, $5.1 million in 1993, $1.3 million in 1994, $1.6 million in 1995 and $450,000 in 1996. The
Company has incurred net losses in each year of operation, and there can be no assurance that the Company will be profitable in the future. At December 31, 1996, the Company's pro forma accumulated deficit was $5.1 million, as a result of recording deferred federal income tax expense as if the Company's partnership predecessor was a taxable entity, and its pro forma total stockholders' equity was $14.6 million. In addition, the Company's future operating results may fluctuate significantly depending upon a number of factors, including industry conditions, prices of natural gas and oil, rates of drilling success, rates of production from completed wells and the timing of capital expenditures. This variability could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any failure or delay in the realization of expected cash flows from operating activities could limit the Company's ability to invest and participate in economically attractive projects. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESERVE REPLACEMENT RISK

     In general, production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent the Company conducts successful exploration and development activities or acquires properties containing proved reserves, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future natural gas and oil production is highly dependent upon its ability to economically find, develop or acquire reserves in commercial quantities. The business of exploring for or developing reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of natural gas and oil reserves would be impaired. The Company participates in a substantial percentage of its wells as non-operator. The failure of an operator of the Company's wells to adequately perform operations, or an operator's breach of the applicable agreements, could adversely impact the Company. In addition, there can be no assurance that the Company's future exploration and development activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs. Furthermore, although the Company's revenues could increase if prevailing prices for natural gas and oil increase significantly, the Company's finding and development costs could also increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OPERATING HAZARDS AND UNINSURED RISKS

     The Company's operations are subject to hazards and risks inherent in drilling for and producing and transporting natural gas and oil, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company and others. As protection against operating hazards, the Company maintains insurance coverage against some, but not all, potential losses. The Company may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. The Company generally maintains insurance for the hazards and risks inherent in drilling for and producing and transporting natural gas and oil and believes this insurance is adequate. Nevertheless, the occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's financial condition and results of operations. In addition, pollution and environmental risks generally are not fully insurable. See "Business and Properties -- Operating Hazards and Uninsured Risks."

UNCERTAINTY OF RESERVE INFORMATION AND FUTURE NET REVENUE ESTIMATES

     Numerous uncertainties are inherent in estimating quantities of proved reserves and their values, including many factors beyond the Company's control. The reserve information in this Prospectus is an estimate only. Although the Company believes these estimates are reasonable, reserve estimates are imprecise and are expected to change as additional information becomes available.

     Estimates of natural gas and oil reserves by necessity are projections based on engineering data, and uncertainties are inherent in the interpretation of this data, the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of natural gas and oil that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geologic interpretation, and judgment. Estimates of economically recoverable natural gas and oil reserves and of future net cash flows depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies, and assumptions concerning future natural gas and oil prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, classifications of reserves based on risk of recovery, and estimates of the future net cash flows may vary substantially. Moreover, there can be no assurance that the Company's reserves will ultimately be produced or that the Company's proved undeveloped reserves will be developed within the periods anticipated. Any significant variance in the assumptions could materially affect the estimated quantity and value of the Company's reserves. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. See "Business and Properties -- Natural Gas and Oil Reserves."

     The Present Value of Future Net Revenues referred to in this Prospectus should not be construed as the current market value of the estimated natural gas and oil reserves attributable to the Company's properties. In accordance with applicable requirements of the SEC, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. At December 31, 1996, the date Cawley Gillespie estimated the Company's reserves and present value data, the prices of natural gas and oil on the NYMEX were $2.76 per MMBtu and $25.92 per Bbl, respectively. At March 31, 1997, the prices were $1.93 per MMBtu and $20.41 per Bbl, respectively. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for natural gas and oil, curtailments or increases in consumption by gas purchasers, and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of natural gas and oil properties. In addition, the 10% discount factor, which must be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

COMPETITION

     The Company operates in the highly competitive areas of natural gas and oil exploration, exploitation, acquisition and production with other companies. In seeking to acquire desirable producing properties or new leases for future exploration and in marketing its natural gas and oil production, as well as in seeking to acquire the equipment and expertise necessary to operate and develop those properties, the Company faces intense competition from a large number of independent, technology-driven companies as well as both major and other independent natural gas and oil companies. Many of these competitors have financial and other resources substantially in excess of those available to the Company. See "Business and Properties -- Competition." The effects of this highly competitive environment could have a material adverse effect on the Company.

COMPLIANCE WITH GOVERNMENT REGULATIONS

     The Company's business is subject to federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, natural gas and oil, as well as safety matters. Although the Company believes it is in substantial compliance with all applicable laws and regulations, legal requirements are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Significant expenditures may be required to comply with governmental laws and regulations. See "Business and Properties -- Governmental Regulation."

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to complex environmental laws and regulations adopted by federal, state and local governmental authorities. Environmental laws and regulations are frequently changed. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on the Company. The discharge of natural gas, oil, or other pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company to the government and third parties and may require the Company to incur substantial costs of remediation. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the Company's results of operations and financial condition. See "Business and Properties -- Environmental Matters."

RISK OF HEDGING ACTIVITIES

     In an attempt to reduce its sensitivity to energy price volatility, the Company uses swap arrangements that generally result in a fixed price over a period of six months. If the Company's reserves are not produced at rates equivalent to the hedged position, the Company would be required to satisfy its obligations under hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of its own production. Further, the terms under which the Company enters into hedging contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transportation costs to delivery points. Substantial variations between the assumptions and estimates used by the Company and actual results experienced could materially adversely affect the Company's anticipated profit margins and its ability to manage the risk associated with fluctuations in natural gas and oil prices. Additionally, hedging contracts limit the benefits the Company will realize if actual prices rise above the contract prices. In addition, hedging contracts are subject to the risk that the other party may prove unable or unwilling to perform its obligations under such contracts. Any significant nonperformance could have a material adverse financial effect on the Company. As of December 31, 1996, the Company had approximately 37.1% of its average monthly oil production (based on fourth quarter production) committed to hedging contracts through May 1997. These arrangements provide for the Company to exchange a floating market price for a fixed contract price. Payments are made by the Company when the floating price exceeds the fixed price for a contract month and payments are received when the fixed price exceeds the floating price. Settlements on these swaps are based on the difference between the average daily closing NYMEX price for a contract month and the fixed contract price for the same month. In 1996 the Company did not hedge any of its natural gas production. For the year ended December 31, 1996, the Company realized a reduction in revenues attributable to oil hedges of $301,280. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters."

MARKETABILITY OF PRODUCTION

     The marketability of the Company's production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. The Company delivers natural gas through gas gathering systems and gas pipelines that it does not own. Federal and state regulation of natural gas and oil production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Company's ability to produce and market its natural gas and oil. Any dramatic change in market factors could have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

     The Company has assembled a team of geologists, geophysicists and engineers having considerable experience applying 3-D imaging technology. The Company is dependent upon the knowledge, skills and experience of these experts to provide 3-D imaging and assist the Company in reducing the risks associated with its participation in natural gas and oil exploration projects. In addition, the success of the Company's business also depends to a significant extent upon the abilities and continued efforts of its management, particularly Ben M. Brigham, the Company's President, Chief Executive Officer and Chairman of the Board. The Company has an employment agreement with Ben M. Brigham, but does not have an employment agreement with any of its other employees. The Company has key man life insurance on Mr. Brigham in the amount of $2.0 million. The loss of services of key management personnel or the Company's technical experts, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's business, financial condition, results of operations, development efforts and ability to grow. There can be no assurance that the Company will be successful in attracting and retaining such executives, geophysicists, geologists and engineers. See "Management -- Directors and Executive Officers" and "Business and Properties -- Exploration Staff."

CONTROL BY EXISTING STOCKHOLDERS

     Upon completion of the Offering, directors, executive officers and principal stockholders of the Company, and certain of their affiliates, will beneficially own approximately 74.7% of the Company's outstanding Common Stock (approximately 71.8% if the Underwriters exercise the over-allotment option in full). Accordingly, these stockholders, as a group, will be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in the Company's Certificate of Incorporation or Bylaws and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentrated in a few persons make it unlikely that any other holder of Common Stock will be able to affect the management or direction of the Company. These factors may also have the effect of delaying or preventing a change in the management or voting control of the Company. See "Principal Stockholders."

CERTAIN ANTITAKEOVER CONSIDERATIONS

     The Company's Certificate of Incorporation authorizes the Board of Directors of the Company to issue up to 10.0 million shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board of Directors may determine. These provisions, alone or in combination with the matters described in "Risk Factors -- Control by Existing Stockholders," may discourage transactions involving actual or potential changes of control of the Company, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of Common Stock. The Company also is subject to provisions of the Delaware General Corporation Law that may make some business combinations more difficult. See "Description of Capital Stock -- Delaware Law Provisions."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


     Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. The Company believes all of the shares of Common Stock currently outstanding, 8,928,574 shares, will be eligible for sale under Rule 144 on February 27, 1998, subject to compliance with the volume and other limitations of Rule 144. Investors holding 8,421,431 shares have the right to require the Company to register the public resale of their shares before that time. Holders of approximately 8,928,574 shares are entitled to "piggyback" registration rights. Approximately 8,907,574 shares are subject to "lock-up" agreements from which they will be released 180 days after the date of this Prospectus. Options covering 644,097 shares of Common Stock have been issued, with an exercise price of $5.00 per share, subject to vesting. See "Shares Eligible for Future Sale" and "Description of Capital Stock -- Registration Rights."


IMMEDIATE AND SUBSTANTIAL DILUTION

     Purchasers of the Common Stock in the Offering will experience an immediate and substantial dilution in pro forma net tangible book value per share. See "Dilution."

NO PRIOR PUBLIC MARKET; POSSIBLE STOCK PRICE VOLATILITY

     Before the Offering, there has been no public market for the Common Stock, and an active public market for the Common Stock may not develop or be sustained. The initial public offering price will be determined through negotiation between the Company and the Representatives of the Underwriters based on several factors that may not be indicative of future market prices. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The trading price of the Common Stock and the price at which the Company may sell securities in the future could be subject to large fluctuations in response to changes in government regulations, quarterly variations in operating results, litigation, general market conditions, the prices of natural gas and oil, announcements by the Company and its competitors, the liquidity of the Company, the Company's ability to raise additional funds and other events.

                                  THE COMPANY


     Brigham was formed in February 1997 and is the holding company for Brigham Oil & Gas, L.P. (the "Partnership"), a Texas limited partnership. Brigham, Inc. was formed as a Texas corporation in September 1990 to pursue natural gas and oil exploration using 3-D seismic technology. The Partnership was formed in May 1992 by contribution of assets of Brigham, Inc., and its general partners were General Atlantic Partners III, L.P., a Delaware limited partnership ("GAP III"), and Brigham, Inc. Under the Exchange Agreement (the "Exchange Agreement"), effective February 27, 1997, the following transactions occurred: (i) GAP III and the limited partners of the Partnership transferred all their partnership interests to the Company in exchange for an aggregate of 3,314,286 shares of Common Stock, (ii) the stockholders of Brigham, Inc. transferred all the issued and outstanding stock of Brigham, Inc. to the Company in exchange for an aggregate of 3,859,821 shares of Common Stock and (iii) Resource Investors Management Company Limited Partnership ("RIMCO") exchanged all of the 5% Convertible Unsecured Subordinated Notes of the Partnership for 1,754,464 shares of Common Stock. These transactions are referred to in this Prospectus as the "Exchange." Following the Exchange, the Company owns all the general and limited partnership interests in the Partnership and no instruments, agreements or rights exist which may be converted, exchanged into, or otherwise become interests in the Partnership. The stockholders of Brigham, Inc. were Ben M. Brigham, President, Chief Executive Officer and Chairman of the Board of the Company, and Anne L. Brigham, Executive Vice President and a Director of the Company. The limited partners of the Partnership included the following officers and/or directors of the Company, who received shares of Common Stock as indicated: Jon L. Glass, Vice President -- Exploration and a Director (66,964 shares); Craig M. Fleming, Chief Financial Officer (44,643 shares); David T. Brigham, Vice President -- Legal (44,643 shares); and Harold D. Carter, a Director (350,893 shares). As a result of the Exchange, Brigham Exploration Company owns, directly or indirectly, all the partnership interests in the Partnership and conducts its active business operations through the Partnership. References to the "Company" or to "Brigham" are to Brigham Exploration Company and its predecessors and subsidiaries, including the Partnership and Brigham, Inc.


     Brigham's principal executive offices are located at 5949 Sherry Lane, Suite 1616, Dallas, Texas 75225, and its telephone number is (214) 360-9182. In July 1997, the Company intends to relocate its principal executive offices to 6300 Bridgepoint Parkway, Building 2, Suite 500, Austin, Texas 78730.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company are estimated to be approximately $28.5 million ($32.0 million if the Underwriters exercise their over-allotment option in full), based on an assumed initial public offering price of $10.50 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

     The Company intends to use the net proceeds for exploration and development activities (including 3-D seismic and land acquisition and drilling for which the Company had budgeted approximately $27 million in 1997), repayment of all outstanding indebtedness under the Revolving Credit Facility ($10.9 million at March 31, 1997), and other general corporate purposes. While the Company believes that the net proceeds from the Offering, cash flow from operations and borrowings under the Revolving Credit Facility should allow the Company to finance its operations at least through 1998 based on current conditions, additional financing may be required in the future to fund the Company's 3-D seismic acquisition and drilling programs. The interest rate for borrowings under the Revolving Credit Facility is either the lender's base rate or LIBOR plus from 1.75% to 2.25% depending on the amount outstanding under the facility. At March 31, 1997 the current rate paid by the Company was 8.0%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Revolving Credit Facility" for a description of the Revolving Credit Facility. Pending application of the net proceeds of the Offering as described above, they will be invested in short-term, interest-bearing instruments. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders, which will occur only if the Underwriters exercise their over-allotment option.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock and anticipates that all future earnings will be retained for use in its business. In addition, the Revolving Credit Facility prohibits the payment of cash dividends on Common Stock. The Board of Directors of the Company may review the Company's dividend policy from time to time in light of, among other things, the Company's earning and financial position. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources" and Note 4 of Notes to Financial Statements.

                                    DILUTION

     The Company's pro forma net tangible book value at December 31, 1996 was $14.6 million, or approximately $1.63 per share of Common Stock. Pro forma net tangible book value per share represents the amount of total tangible assets of the Company reduced by the amount of the Company's total liabilities, divided by the number of shares of Common Stock outstanding. All amounts below give effect to the Exchange. After giving effect to the sale by the Company of shares of Common Stock in the Offering at an assumed initial public offering price of $10.50 per share and the application of the estimated net proceeds as described under "Use of Proceeds," the Company's pro forma as adjusted net tangible book value as of December 31, 1996 would have been $43.1 million, or $3.61 per share. This represents an immediate increase in pro forma net tangible book value of $1.98 per share to the Company's existing stockholders and an immediate dilution in pro forma net tangible book value of $6.89 per share to new investors purchasing shares of Common Stock in the Offering. The following tables illustrates the per share dilution in pro forma net tangible book value to new investors:


                                                                           AMOUNT
                                                      COMMON     --------------------------
                                                      SHARES         TOTAL        PER SHARE
                                                    ----------   --------------   ---------
                                                                 (IN THOUSANDS)
Actual net tangible book value at December 31,
  1996...........................................           --      $ 3,244
Outstanding Common Stock.........................            3           --
Pro forma adjustments:
  Exchange of common stock for Partnership
     interest....................................    7,174,107           --
  Conversion of subordinated notes...............    1,754,464       16,433
  Deferred tax liability.........................           --       (5,112)
                                                    ----------      -------
Pro forma net tangible book value at December 31,
  1996...........................................    8,928,574       14,565        $ 1.63
Net offering proceeds............................    3,000,000       28,545
                                                    ----------      -------
Pro forma as adjusted net tangible book value at
  December 31, 1996..............................   11,928,574      $43,110        $ 3.61
                                                    ==========      =======
Assumed initial public offering price per share.............                       $10.50
  Pro forma net tangible book value per share
     of Common Stock at December 31, 1996...................     $     1.63
  Increase per share attributable to new investors..........           1.98
                                                                 ----------
Pro forma as adjusted net tangible book value per share.....                         3.61
                                                                                   ------
Pro forma dilution per share to new investors...............                       $ 6.89
                                                                                   ======

     The following table sets forth the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by the existing stockholders and new investors (based on the assumed initial public offering price before deducting estimated underwriting discounts and commissions and estimated offering expenses):


                                       SHARES PURCHASED           TOTAL CONSIDERATION       AVERAGE
                                  ---------------------------   ------------------------     PRICE
                                      NUMBER       PERCENTAGE     AMOUNT      PERCENTAGE   PER SHARE
                                  --------------   ----------   -----------   ----------   ---------
Existing stockholders...........     8,928,574        74.9%     $28,433,130      47.0%      $ 3.18
New investors...................     3,000,000        25.1       31,500,000      53.0        10.50
                                    ----------       -----      -----------     -----
     Total......................    11,928,574       100.0%     $59,933,130     100.0%
                                    ==========       =====      ===========     =====


     The Company has reserved 1,588,169 shares for future issuance under the Company's 1997 Incentive Plan. The preceding table excludes options that have been granted to purchase 644,097 shares with an exercise price of $5.00 per share, all of which have been granted since December 31, 1996. See
"Management -- Employee Benefit Plans -- 1997 Incentive Plan," Note 3 of Notes to Balance Sheet and Note 8 of Notes to Financial Statements.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of December 31, 1996, (ii) pro forma to give effect to the Exchange and (iii) pro forma as adjusted for the Offering and the application of the estimated $28.5 million in net proceeds described under "Use of Proceeds." The table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Unaudited Pro Forma Financial Statements, and the Financial Statements and notes thereto in this Prospectus.


                                                           AS OF DECEMBER 31, 1996
                                                   ---------------------------------------
                                                                              PRO FORMA
                                                   ACTUAL    PRO FORMA(3)   AS ADJUSTED(4)
                                                   -------   ------------   --------------
                                                               (IN THOUSANDS)
Total debt(1):
  Notes payable..................................  $ 8,000     $ 8,000         $    --
  Subordinated notes payable.....................   16,000          --              --
                                                   -------     -------         -------
                                                    24,000       8,000              --
Partners' capital and stockholders' equity:
  Partners' capital..............................    3,244          --              --
  Preferred Stock, $.01 par value, 10,000,000
     shares authorized; no shares outstanding
     actual, pro forma and pro forma as
     adjusted....................................       --          --              --
  Common Stock, $.01 par value, 30,000,000 shares
     authorized; no shares issued and outstanding
     actual; 8,928,574 shares issued and
     outstanding pro forma; and 11,928,574 shares
     issued and outstanding pro forma as
     adjusted(2).................................       --          89             119
  Additional paid-in capital.....................       --      22,486          51,001
  Unearned stock compensation....................       --      (2,898)         (2,898)
  Accumulated deficit............................       --      (5,112)         (5,112)
                                                   -------     -------         -------
  Total partners' capital and stockholders'
     equity......................................    3,244      14,565          43,110
                                                   -------     -------         -------
Total capitalization.............................  $27,244     $22,565         $43,110
                                                   =======     =======         =======


---------------

(1) See Note 4 of Notes to Financial Statements.

(2) Excludes 1,588,169 shares of Common Stock the Company has reserved for future issuance under the Company's 1997 Incentive Plan, of which options have been granted since December 31, 1996 to purchase 644,097 shares with an exercise price equal to $5.00 per share. See "Management -- Employee Benefit Plans 1997 Incentive Plan," Note 3 of Notes to Balance Sheet and Note 8 of Notes to Financial Statements.

(3) Pro forma adjustments include the (i) exchange of 7,174,107 shares of Common Stock for all of the Partnership interests, (ii) exchange of 1,754,464 shares of Common Stock for the Partnership's subordinated notes payable of $16 million and $.4 million of deferred interest, (iii) recording of unearned compensation of $2.9 million relative to the granting of 644,097 options to employees for the purchases of the Common Stock, and (iv) the recording of deferred federal income tax expense of $5.1 million as if the Partnership had been a taxable entity.

(4) Pro forma as adjusted reflects the issuance of 3,000,000 shares of common stock at the assumed initial public offering price of $10.50 per share for estimated proceeds of $28,545,000, net of estimated underwriting discounts and expenses of the Offering.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Unaudited Pro Forma Financial Statements and notes thereto, and the Financial Statements and notes thereto included elsewhere in this Prospectus. All financial data presented, other than pro forma data, below are derived from audited financial statements.

                                                                          YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------
                                                              1992(1)    1993      1994      1995       1996
                                                              -------   -------   -------   -------   --------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Natural gas and oil sales...............................  $   244   $   937   $ 2,565   $ 3,578   $  6,141
    Workstation revenue.....................................      252       467       815       635        627
                                                              -------   -------   -------   -------   --------
        Total revenues......................................      496     1,404     3,380     4,213      6,768
  Costs and expenses:
    Lease operating.........................................       32       111       491       761        726
    Production taxes........................................       12        47       126       165        362
    General and administrative..............................      462     1,433     1,785     1,897      2,199
    Depletion of natural gas and oil properties.............      127     4,371(2)   1,104    1,626      2,323
    Depreciation and amortization...........................      224       406       561       533        487
                                                              -------   -------   -------   -------   --------
        Total costs and expenses............................      857     6,368     4,067     4,982      6,097
                                                              -------   -------   -------   -------   --------
  Operating income (loss)...................................     (361)   (4,964)     (687)     (769)       671
  Other income (expense):
    Interest income.........................................       12         6        56       128         52
    Interest expense........................................      (21)     (105)     (668)     (936)    (1,173)
                                                              -------   -------   -------   -------   --------
  Net loss..................................................  $  (370)  $(5,063)  $(1,299)  $(1,577)  $   (450)
                                                              =======   =======   =======   =======   ========

PRO FORMA STATEMENT OF OPERATIONS DATA:
  Net loss(3)(4)............................................                                          $    (56)
  Net loss per share(3)(4)..................................                                          $   0.00
  Weighted average shares outstanding(3)....................                                             9,266

STATEMENT OF CASH FLOWS DATA:
  Net cash provided by (used in) operating activities.......  $  (172)  $  (730)  $   626   $ 1,383   $  3,710
  Net cash used in investing activities.....................   (3,931)   (6,983)   (5,463)   (8,005)   (11,796)
  Net cash provided by financing activities.................    4,845     7,839     4,634     7,724      7,731

OTHER FINANCIAL DATA:
  Capital expenditures......................................  $ 4,285   $ 6,632   $ 5,445   $ 7,935   $ 13,612
  EBITDA(5).................................................        2      (181)    1,034     1,518      3,533
  Cash flow from operations(6)..............................      (19)     (286)      366       582      2,360

                                                                   AS OF DECEMBER 31,
                                  ------------------------------------------------------------------------------------
                                                                                             1996
                                                                         ---------------------------------------------
                                                                                                       PRO FORMA AS
                                   1992     1993      1994      1995     ACTUAL    PRO FORMA(3)(4)   ADJUSTED(3)(4)(7)
                                  ------   -------   -------   -------   -------   ---------------   -----------------
BALANCE SHEET DATA:
  Cash and cash equivalents.....  $  777   $   903   $   700   $ 1,802   $ 1,447       $ 1,447            $21,992
  Natural gas and oil
    properties, net.............   5,541     7,803    11,970    18,538    28,005        28,005             28,005
  Total assets..................   8,056    14,003    15,781    22,916    33,614        33,614             54,159
  Notes payable.................      --     3,000     7,950    16,000    24,000         8,000                 --
  Total equity..................   6,632     6,570     5,271     3,694     3,244        14,565             43,110

---------------

(1) Represents the period from inception (May 1, 1992) of the Partnership, the Company's predecessor, through December 31, 1992. Operations of the predecessor to the Partnership for the period from January 1, 1992 through April 30, 1992 were insignificant. See "The Company."

(2) Includes a capitalized ceiling impairment of $3.3 million in 1993.

(3) Gives effect to the Exchange (see "The Company") and the issuance of stock options to employees under the 1997 Incentive Plan as if they had occurred on January 1, 1996 for Statement of Operations

    Data and as of December 31, 1996 for Balance Sheet Data. See the Unaudited Pro Forma Financial Statements and Note 1 of Notes to Financial Statements.

(4) Prior to the Exchange, the Company's predecessor was classified as a partnership for federal income tax purposes. No provision has been made for income taxes since these taxes are the responsibility of the partners. The pro forma data reflect an income tax benefit in 1996 of $161,000 and a deferred tax liability of $5.1 million at December 31, 1996 which would have been recorded if the Company's predecessor had been required to pay federal income taxes.

(5) EBITDA represents net income plus income taxes, interest expense and depreciation, depletion and amortization expense. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(6) Cash flow from operations represents net income plus non-cash items. Cash flow from operations should not be considered in isolation or as a substitute for net income, cash flows from operating activities or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(7) As adjusted for the Offering and the application of the estimated $28.5 million in net proceeds. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is an independent exploration and production company that applies 3-D seismic imaging and other advanced technologies to systematically explore and develop onshore domestic natural gas and oil provinces. Brigham has acquired over 3,300 square miles of 3-D seismic, identified approximately 1,200 potential drilling locations and drilled over 300 wells. The Company believes this performance demonstrates a systematic methodology for finding natural gas and oil in onshore domestic natural gas and oil provinces.

     Combining its geologic and geophysical expertise with a sophisticated land effort, the Company manages the majority of its projects from conception through 3-D acquisition, processing and interpretation and leasing. Because it generates most of its projects, the Company can control the size of the working interest that it retains as well as the selection of the operator and the non-operating participants. Additionally, the Company manages the negotiation and drafting of most of its geophysical exploration agreements, resulting in reduced contract risk and more consistent deal terms. In 1995, the Company began to manage operations, on a limited basis, through the drilling and production phases. The Company had discovered an aggregate of 204.7 Bcfe of proved reserves as of December 31, 1996. However, primarily due to capital constraints the Company retained an interest in only approximately 14% of the reserves discovered, or
28.7 Bcfe. Brigham is endeavoring to increase its working interest in its projects, based on capital availability and perceived risk, and plans to use a portion of the proceeds of the Offering to retain a larger portion of the value it creates.

     Expenditures made in natural gas and oil exploration vary from project to project depending primarily on the costs related to land, seismic acquisition, drilling costs and the working interest retained by the Company. Typically, the Company's participants bear a disproportionate share of the costs of optioning available acreage and acquiring, processing and interpreting the 3-D seismic data, and the Company and its participants each bear leasing, drilling and completion costs in proportion to their ownership interests.

     From inception through 1993, the Company acquired 1,373 square miles of 3-D seismic in 63 projects. The majority of the Company's 3-D seismic acquisitions were concentrated in the Horseshoe Atoll and Eastern Shelf of the Permian Basin and the Hardeman Basin of West Texas. The Company drilled seventy-nine 3-D delineated wells during this period, increasing its revenues from natural gas and oil production to $936,634 in 1993. The Company's production volumes consisted of 85% oil on an equivalent basis. The Company's average working interest in these wells was 14%. In 1992, the Company increased its capacity to finance its project generation and drilling activities through a $10.0 million private placement of equity. This financing partially funded the Company's acquisition of 908 square miles of 3-D seismic data in 32 projects in 1993, which contributed to the Company's reserve growth in subsequent years. The Company also issued $3.0 million of 10% Senior Secured General Obligation Notes (the "10% Notes") in 1993.

     During 1994, the Company acquired 423 square miles of 3-D seismic in 16 projects, primarily in the Horseshoe Atoll and Eastern Shelf areas of the Permian Basin, the Hardeman Basin and the Anadarko Basin. The Company drilled seventy-three 3-D delineated wells, increasing its revenues from natural gas and oil production to $2.6 million. The Company's production volumes consisted of 84% oil on an equivalent basis. The Company's average working interest in wells drilled in 1994 was 23%. To finance its project generation and drilling activities, the Company supplemented cash flow from operations with capital from the issuance of $4.9 million of its 10% Notes and the placement of working interests in projects to industry participants. The Company's acquisition of seismic data declined in 1994 compared to previous years as the Company allocated a greater portion of its capital expenditure budget to drilling 3-D delineated locations.

     During 1995, the Company significantly expanded its efforts in the Anadarko Basin of Texas and Oklahoma by acquiring 195 square miles of 3-D seismic in four projects in this basin, and initiated its exploration program in the Gulf Coast with the Esperson Dome Project (39 square miles of 3-D seismic). The Company also continued its efforts in the Horseshoe Atoll and Eastern Shelf areas of the Permian Basin and the Hardeman Basin by acquiring 77 square miles of 3-D seismic. The Company drilled seventy-eight 3-D delineated wells, increasing its revenues from natural gas and oil production to $3.6 million. The Company's production volumes consisted of 80% oil on an equivalent basis. The Company's average working interest in wells drilled in 1995 was 24%. To finance its project generation and drilling activities the Company supplemented cash flow from operations with capital from the issuance of $2.6 million of the 10% Notes, the issuance of $16.0 million principal amount of its 5% Convertible Unsecured Subordinated Notes (the "5% Notes") and the placement of working interests in projects to industry participants. The Company used $10.5 million of the proceeds from the issuance of the 5% Notes to retire the then outstanding balance of the 10% Notes.

     During 1996, the Company acquired 655 square miles of 3-D seismic data and continued to focus the majority of its 3-D exploration efforts in the Anadarko Basin and the Gulf Coast. The Company acquired 457 square miles (70%) of the 3-D seismic data in eight projects in the Anadarko Basin, making this basin the most active 3-D acquisition province for the Company in 1996. Brigham also significantly increased its Gulf Coast activity, adding eight 3-D projects, and continued to expand its operations through staff additions and opening a Houston office in January 1997. While an increasing portion of the Company's capital was dedicated to 3-D seismic and land acquisition and subsequent drilling in the Anadarko Basin and the Gulf Coast, the Company continued to allocate a significant amount of capital to the drilling of its potential drilling locations in the West Texas region. The Company expects that its change in geographic focus will result in a larger percentage of its reserves consisting of natural gas. During 1996, the Company drilled sixty-eight 3-D delineated wells, increasing its revenues from natural gas and oil production to $6.1 million. The Company's production volumes consisted of 66% oil on an equivalent basis. The Company's average working interest in wells drilled in 1996 was 24%. The Company's fourth quarter 1996 revenue from natural gas and oil production increased to $1.9 million from $955,000 in the fourth quarter of 1995. The Company supplemented cash flow from operations with borrowings under its Revolving Credit Facility, the sale of producing properties and the placement of working interests in projects to industry participants to finance its project generation and drilling activities.

     The Company uses the full-cost method of accounting for its natural gas and oil properties. Under this method, all acquisition, exploration and development costs, including certain internal costs that are directly attributable to the Company's acquisition, exploration and development activities, are capitalized in the amortizable base of the "full-cost pool" as incurred. Upon the interpretation by the Company of the 3-D seismic data associated with unproved properties, the geological and geophysical costs of acreage that is not specifically identified as prospective are transferred to the amortizable base. Geological and geophysical costs associated with prospective acreage, as well as leasehold costs, are transferred to the amortizable base when the prospects are drilled. The Company records depletion of its full-cost pool using the unit of production method. To the extent that the costs capitalized in the full-cost pool (net of depreciation, depletion and amortization and related deferred taxes) exceed the present value (using a 10% discount rate) of estimated future net after-tax cash flows from proved natural gas and oil reserves plus the capitalized cost of unproved properties, such costs are charged to operations. Once incurred, a write-down of natural gas and oil properties is not reversed at a later date. See Note 2 of Notes to Financial Statements.

     In connection with the Exchange, the Company issued options to purchase 644,097 shares of Common Stock to certain of its officers and employees. The Company recorded an unearned stock compensation balance of $2.9 million, of which approximately one-half will be added to the amortizable base of the full-cost pool over the vesting period of the options and the balance will be recorded as a noncash compensation expense of approximately $516,000 in 1997, $374,000 in 1998 and an aggregate of $457,000 in the five years thereafter.

     The Company's predecessor was classified as a partnership for federal income tax purposes. Therefore, no income taxes were paid or provided for by the Company prior to the Exchange. The Company is a taxable entity. Assuming the Exchange had occurred on December 31, 1996, the Company would have incurred an estimated charge of $5.1 million to record a deferred tax liability primarily reflecting the difference between the tax bases and financial statement bases of the Partnership's natural gas and oil properties. Accordingly, the Company anticipates that a charge approximating this amount will be recorded in the first quarter of 1997, when the Exchange occurred.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data for the periods presented.

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1994      1995      1996
                                                           ------    ------    ------
Production:
  Natural gas (MMcf).....................................     165       272       698
  Oil (MBbls)............................................     140       177       227
  Natural gas equivalent (MMcfe).........................   1,002     1,332     2,060
Average sales prices per unit(1):
  Natural gas (per Mcf)..................................  $ 1.76    $ 1.62    $ 2.30
  Oil (per Bbl)..........................................   16.30     17.76     19.98
  Natural gas equivalent (per Mcfe)......................    2.56      2.69      2.98
Costs and expenses per Mcfe:
  Lease operating........................................  $  .49    $  .57    $  .35
  General and administrative.............................    1.78      1.42      1.07
  Depletion of natural gas and oil properties............    1.10      1.22      1.13

---------------

(1) Reflects the effects of the Company's hedging activities. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Other Matters -- Hedging Activities."

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Natural gas and oil sales. Natural gas and oil sales increased 72% from $3.6 million in 1995 to $6.1 million in 1996. Of this increase, $2.0 million or 76% was attributable to an increase in production, and $607,894 or 24% was attributable to an increase in the average sales price received for natural gas and oil. Production volumes for natural gas increased 157% from 271,707 Mcf in 1995 to 698,036 Mcf in 1996. The average price received for natural gas increased 42% from $1.62 per Mcf in 1995 to $2.30 per Mcf in 1996. Production volumes for oil increased 28% from 176,693 Bbls in 1995 to 226,925 Bbls in 1996. The average price received for oil increased 13% from $17.76 per Bbl in 1995 to $19.98 per Bbl in 1996. Natural gas and oil sales were increased by production from 43 wells completed in 1996, which was partially offset by the sale of certain producing properties in January 1996 and the natural decline of existing production. Hedging activities in 1996 reduced the amount by which oil revenues increased by $301,280, compared to an increase in oil revenues of $40,849 as a result of hedging activities in 1995.

     Workstation revenue. Workstation revenue decreased 1% from $635,401 in 1995 to $627,255 in 1996, primarily as a result of a decrease in the rate at which 3-D seismic data were acquired in 1995 and interpreted in 1996. Workstation revenue is recognized by Brigham as industry participants in the Company's seismic programs are charged an hourly rate for the work performed by the Company on its 3-D seismic interpretation workstations. The Company expects an increase in workstation revenues in 1997 due to the increase in square miles of 3-D seismic acquired in 1996. Workstation revenue is expected to decline after 1997 due to the Company's increasing its interest in the square miles of 3-D seismic acquired beginning in 1997, reducing the net hours billed to its participants.

     Lease operating expenses. Lease operating expenses decreased 5% from $760,784 ($.57 per Mcfe) in 1995 to $725,785 ($.35 per Mcfe) in 1996. The
decrease is primarily due to the sale of certain producing properties in January 1996 partially offset by an increase in producing wells. The decrease in the per unit rate was a result of the sale of higher cost oil wells in January 1996 and an increase in the percentage of production from natural gas wells.

     General and administrative expenses. General and administrative expenses increased 16% from $1.9 million ($1.42 per Mcfe) in 1995 to $2.2 million ($1.07 per Mcfe) in 1996. Approximately $110,000 of the increase in 1996 resulted from salary increases for employees, and the rest is primarily attributable to an increase in third-party consulting fees. The decrease in the per unit rate was a result of the increase in natural gas and oil production from 1995 to 1996. The Company expects general and administrative expenses to increase in 1997, primarily as a result of a nonrecurring expense related to relocating its principal executive office to Austin, Texas and the hiring of additional personnel as the Company's operations grow.

     Depletion of natural gas and oil properties. Depletion of natural gas and oil properties increased 43% from $1.6 million ($1.22 per Mcfe) in 1995 to $2.3 million ($1.13 per Mcfe) in 1996 as a result of higher production volumes.

     Interest expense. Interest expense increased 25% from $936,266 in 1995 to $1.2 million in 1996. This increase was due to a higher average outstanding debt balance in 1996, which was partially offset by a lower effective interest rate. The weighted average outstanding debt balance increased 71% from approximately $11.5 million in 1995 to $19.7 million in 1996. The effective interest rate decreased 25% from 7.6% in 1995 to 5.7% in 1996. The increase in the weighted average outstanding debt balance and decrease in the effective interest rate resulted primarily from the retirement of the 10% Notes and the issuance of $16.0 million in principal amount of the 5% Notes in August 1995. The Company entered into the Revolving Credit Facility in April 1996, which had an effective interest rate of 7.9% at December 31, 1996.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Natural gas and oil sales. Natural gas and oil sales increased 39% from $2.6 million in 1994 to $3.6 million in 1995. Of this increase, $843,635 or 83% was attributable to an increase in production and $168,785 or 17% was attributable to an increase in the average sales price received for natural gas and oil. Production volumes for natural gas increased 65% from 164,893 Mcf in 1994 to 271,707 Mcf in 1995. The average price received for natural gas decreased 8% from $1.76 per Mcf in 1994 to $1.62 per Mcf in 1995. Production volumes for oil increased 27% from 139,560 Bbls in 1994 to 176,693 Bbls in 1995. The average price received for oil increased 9% from $16.30 per Bbl in 1994 to $17.76 per Bbl in 1995. Natural gas and oil sales were increased by the completion of 46 wells in 1995, which was partially offset by the natural decline of existing production.

     Workstation revenue. Workstation revenue decreased 22% from $814,841 in 1994 to $635,401 in 1995, primarily as a result of a decrease in the rate at which 3-D seismic data were acquired in 1994 and interpreted in 1995.

     Lease operating expenses. Lease operating expenses increased 55% from $491,047 ($.49 per Mcfe) in 1994 to $760,784 ($.57 per Mcfe) in 1995. The
increase was primarily due to an increase in production from new wells and an increase in the per unit rate. The per unit rate increase was due to natural production decline in existing wells relative to the cost of operating the wells.

     General and administrative expenses. General and administrative expenses increased 6% from $1.8 million ($1.78 per Mcfe) in 1994 to $1.9 million ($1.42 per Mcfe) in 1995. The increase was related to salary increases for existing employees. The decrease in the per unit rate was the result of the increase in natural gas and oil production from 1994 to 1995.

     Depletion of natural gas and oil properties. Depletion of natural gas and oil properties increased 47% from $1.1 million ($1.10 per Mcfe) in 1994 to $1.6 million ($1.22 per Mcfe) in 1995, as a result of higher production volumes and per unit rates.

     Interest expense. Interest expense increased 40% from $667,418 in 1994 to $936,266 in 1995. This increase was due to a higher average outstanding debt balance partially offset by a lower effective interest rate in 1995. The weighted average outstanding debt balance increased 95% from approximately $5.9 million in 1994 to $11.5 million in 1995. The effective interest rate decreased 24% from 10.0% in 1994 to 7.6% in 1995. The increase in the weighted average outstanding debt balance and decrease in the effective interest rate resulted from the retirement of the 10% Notes and the issuance of $16.0 million in principal amount of the 5% Notes in August 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of capital have been borrowings (primarily the 10% Notes, the 5% Notes and the Revolving Credit Facility), equity capital from private sources, the sale of interests in projects and funds generated by operations. The Company's primary capital requirements are 3-D seismic and land acquisition costs and drilling expenditures.

     Revolving Credit Facility. In April 1996, the Company entered into the Revolving Credit Facility with Bank One, Texas, NA ("Bank One"). This facility has a three-year term and provides for a maximum borrowing base of $25.0 million, subject to certain borrowing base limitations. Principal outstanding is due at maturity on March 31, 1999 with interest due monthly. On March 31, 1997, the borrowing base was $13.7 million and borrowings outstanding under the Revolving Credit Facility were $10.9 million. The Company intends to repay the balance then outstanding under the Revolving Credit Facility with a portion of the net proceeds from the Offering. The Revolving Credit Facility will remain in place, although the Company intends to reduce the borrowing base in the future.

     The borrowing base is determined semiannually, in March and September, based upon the Company's proved natural gas and oil reserves. The interest rate for borrowings under the Revolving Credit Facility is either the lender's base rate or LIBOR plus from 1.75% to 2.25%, depending on the amounts outstanding. The Company is subject to typical covenants and restrictions under the terms of the Revolving Credit Facility. The Company's obligations under the Revolving Credit Facility are secured by substantially all of the natural gas and oil properties of the Company. See Note 4 of Notes to Financial Statements.

     5% Notes. In August 1995, the Company entered into a note purchase agreement with RIMCO under which RIMCO purchased $16.0 million in convertible subordinated notes due September 1, 2002. These notes were unsecured and bore interest at 5% per annum, of which 3% was currently payable and 2% was deferred and payable at the maturity date. The balance outstanding under the 10% Notes was retired with a portion of the proceeds from the issuance of the $16.0 million in principal amount of the 5% Notes. RIMCO converted these notes and the deferred interest thereon into a 19.65% equity interest in the Company in February 1997. The Company will pay RIMCO an amount equal to the interest the Company would have paid on the 5% Notes through the earlier to occur of the closing of the Offering or September 30, 1997. See Note 4 of Notes to Financial Statements.

  Cash Flow Analysis

     Cash Flows from Operating Activities. Cash flows provided by operating activities were $3.7 million in 1996, $1.4 million in 1995 and $626,205 in 1994. Increase in cash flows for 1996 compared to 1995 was due primarily to an increase in natural gas and oil revenues, net of lease operating expenses, production taxes and general and administrative expenses. The increase in cash flows for 1995 compared to 1994 was due primarily to an increase in natural gas and oil revenues, net of lease operating expenses, production taxes and general and administrative expenses, and changes in balance sheet items.

     Cash Flows from Investing Activities. Cash flows used in investing activities increased to $11.8 million in 1996 compared to $8.0 million in 1995 and $5.5 million in 1994. These increases are directly related to an increase in capital expenditures. Capital expenditures were $13.6 million in 1996, $7.9 million in 1995 and $5.5 million in 1994. The Company acquired 655 square miles of 3-D seismic data in 1996, 311 square miles in 1995 and 423 square miles in 1994. The Company's drilling efforts resulted in the successful completion of 42 wells (8.5 net) in 1996, 46 wells (9.9 net) in 1995 and 45 wells (10.3 net) in 1994, which resulted in aggregate increases in PV-10 of $30.8 million in 1996, $8.7 million in 1995 and $8.2 million in 1994. In 1996, the Company sold producing properties for $2.1 million.

     Cash Flows from Financing Activities. Cash flows from financing activities for 1996 were $7.7 million, primarily as a result of borrowings under the Revolving Credit Facility. Cash flows from financing activities for 1995 were $7.7 million, primarily a result of the issuance of the 5% Notes offset by the net repayment of the $7.9 million outstanding balance on the 10% Notes. Cash flows from financing activities for 1994 were $4.6 million, primarily a result of issuances of the 10% Notes.

  Capital Expenditures

     The Company estimates capital expenditures in 1997 will be at least $27 million. The Company expects to incur these capital expenditures primarily to drill 91 gross (23.8 net) planned wells, acquire approximately 1,400 square miles of 3-D seismic data and continue to add to and upgrade its 3-D seismic interpretation hardware and software. The actual number of wells drilled and square miles acquired may differ significantly from these estimates. See "Business and Properties -- Primary Exploration Provinces."

     Due to the Company's active 3-D seismic acquisition and drilling programs, the Company has experienced and expects to continue to experience substantial working capital requirements. While the Company believes that the net proceeds from the Offering, cash flow from operations and borrowings under the Revolving Credit Facility should allow the Company to finance its operations at least through 1998 based on current conditions, additional financing may be required in the future to fund the Company's 3-D seismic acquisition and drilling programs. In the event additional financing is not available, the Company may be required to curtail these activities.

OTHER MATTERS

  Hedging Activities

     In 1995 the Company, in an attempt to reduce its sensitivity to volatile commodity prices, began using swap arrangements resulting in a fixed price over a period of six months. The Company believes that hedging, although not free of risk, allows the Company to achieve a more predictable cash flow and to reduce exposure to price fluctuations. However, hedging arrangements, when utilized, limit the benefit to the Company of increases in the prices of the hedged commodity. Moreover, the Company's present hedging arrangements apply only to a portion of its oil production and provide only partial price protection against declines in oil prices. As of December 31, 1996, the Company had approximately 37.1% of its average monthly oil production (based on fourth quarter production) committed to hedging contracts through May 1997. These arrangements provide for the Company to exchange a floating market price for a fixed contract price. Payments are made by the Company when the floating price exceeds the fixed price for a contract month and payments are received when the fixed price exceeds the floating price. Settlements on these swaps are based on the difference between the average daily closing NYMEX price for a contract month and the fixed contract price for the same month. Such hedging arrangements may expose the Company to risk of financial loss in certain circumstances. See "Risk
Factors -- Risk of Hedging Activities." Total oil purchased and sold subject to the swap arrangements was 118,150 Bbls in 1996 and 54,900 Bbls in 1995. The Company accounts for all these transactions as hedging activities and, accordingly, adjusts the price received for oil and gas production during the period the hedged transactions occur. Adjustments to the price received for oil under the swap arrangement resulted in an increase in oil revenues of $40,849 in 1995 and a decrease in oil revenues of $301,280 in 1996. There was no hedging in 1994. The Company expects that the amount of its hedges will vary from time to time. Outstanding hedges at December 31, 1996 were 37,750 Bbls.

  Effects of Inflation and Changes in Prices

     The Company's results of operations and cash flows are affected by changing natural gas and oil prices. If the price of natural gas and oil increases (decreases), there could be a corresponding increase (decrease) in revenues as well as the operating costs that the Company is required to bear for operations. Inflation has had a minimal effect on the Company.

  Environmental and other Regulatory Matters

     The Company's business is subject to certain federal, state and local laws and regulations relating to the exploration for and the development, production and transportation of, natural gas and oil, as well as environmental and safety matters. Many of these laws and regulations have become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by laws and regulations are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Any suspensions, terminations or inability to meet applicable bonding requirements could materially adversely affect the Company's financial condition and operations. Although significant expenditures may be required to comply with governmental laws and regulations applicable to the Company, compliance has not had a material adverse effect on the earnings or competitive position of the Company. Future regulations may add to the cost of, or significantly limit, drilling activity. See "Risk Factors -- Compliance with Environmental Regulations," "Business and Properties -- Governmental Regulation" and "Business and Properties -- Environmental Matters."

                            BUSINESS AND PROPERTIES

     Brigham is an independent exploration and production company that applies 3-D seismic imaging and other advanced technologies to systematically explore and develop onshore domestic natural gas and oil provinces. With this focus, Brigham has achieved rapid growth in reserves, potential drilling locations and 3-D seismic data.

     Since inception in 1990, Brigham has drilled over 265 exploratory and 35 development wells on its 3-D generated prospects with an aggregate 63% success rate. From January 1, 1994 through December 31, 1996, the Company had achieved finding and development costs of $1.05 per Mcfe. These costs included 3-D seismic and land costs for all of the Company's 3-D delineated locations, of which it had only drilled a portion. For the same period, the Company achieved a drilling cost of $.68 per Mcfe of reserves discovered and, in 1996, achieved a drilling cost of $.37 per Mcfe of reserves discovered.


     Through December 31, 1996, the Company had discovered total estimated proved reserves of 70.1 Bcf of natural gas and 22.4 MMBbls of oil, or an aggregate of 204.5 Bcfe, 14% of which is attributable to the Company's interest. The Company's estimated proved reserves as of December 31, 1996 were 21.9 Bcfe having an aggregate Present Value of Future Net Revenues of $44.5 million, compared to estimated proved reserves as of December 31, 1993 of 2.2 Bcfe having an aggregate Present Value of Future Net Revenues of $3.2 million.


     The Company pioneered the acquisition of large scale onshore 3-D seismic surveys for exploration, obtaining extensive 3-D seismic data and experience in capturing undiscovered natural gas and oil reserves. Brigham has acquired over 3,300 square miles (2,112,000 acres) of 3-D seismic data and, from the 2,837 square miles interpreted to date, has identified approximately 1,200 potential drilling locations. Brigham has drilled over 300 of these locations with an average working interest of 21%. The Company generates most of its exploratory projects and, therefore, has the ability to retain a sizeable working interest to the extent that it decides not to place interests with industry participants. In the projects in which it is currently acquiring 3-D seismic data, the Company may retain an average working interest in the drilling and leasing phases in excess of 60%.

BUSINESS STRATEGY

     Brigham was founded in 1990 with the core belief that systematic exploration applying 3-D seismic imaging and other advanced technologies could reduce drilling risks and finding costs. Brigham's business strategy is to continue to increase shareholder value by focusing on this core belief.

     Brigham's exploration activities are concentrated primarily in three provinces: the Anadarko Basin, the Gulf Coast and the West Texas region. The Company is accelerating 3-D seismic activity in the Anadarko Basin and the Gulf Coast and will continue such activity in those geologic trends of the West Texas region where it has achieved its best results historically. Brigham is focusing its 3-D seismic activity in provinces where it believes 3-D technology may be effectively applied and the Company believes offer large potential reserve volumes per well and per field, high potential production rates and multiple producing objectives.

     The Company's growth will be driven by drilling and developing its potential drilling locations, as well as adding new locations through its systematic 3-D seismic exploration effort. Using the proceeds of the Offering, Brigham plans to accelerate growth by (i) increasing the working interest it retains in drilling locations in order to capture a greater share of the reserves the Company discovers, (ii) increasing the rate at which it acquires 3-D seismic data and identifies potential drilling locations, (iii) seeking to identify higher potential drilling locations, (iv) increasing the rate at which potential drilling locations are drilled and (v) reducing the time spent marketing projects to industry participants.

COMPETITIVE ADVANTAGES

     Brigham believes that its knowledge base, personnel and technology provide it with the following competitive advantages to capture undiscovered natural gas and oil reserves.

          Pioneering Innovations. In 1990 the Company pioneered the assemblage of large scale onshore 3-D seismic projects and the use of preseismic lease options for the systematic exploration of proven natural gas and oil provinces. The Company believes it was one of the first to form alliances and joint participation arrangements with companies and individuals possessing extensive local geologic or operating expertise to complement its 3-D exploration expertise. Subsequent innovations include the Company's 3-D seismic acquisition and processing alliances and its creative industry trade structures to financially leverage its drilling program.

          3-D Seismic Knowledge Base. The Company began acquiring 3-D seismic in 1990 and drilled its first 3-D delineated well, which was a discovery, in February 1991. Since inception, the Company has acquired over 3,300 square miles of 3-D seismic data and drilled more than 300 wells in over 20 geologic trends in six basins and seven states. As a result, the Company has gained extensive technological and economic knowledge relating to the application of 3-D seismic to different geologic trends. This experience and knowledge enable the Company to refine its exploration techniques and identify exploration areas where Brigham believes 3-D seismic can be applied to reduce risks and enhance returns on its investments.

          Technological Expertise. Led by its CEO, who is an experienced, practicing geophysicist, the Company has built an exploration staff that includes nine other geophysicists and six geologists. Brigham's explorationists collectively have over 200 years of experience, including over 65 years of experience using CAEX workstations, and have expertise in many geologic trends. The Company makes extensive use of advanced technologies, including 3-D seismic imaging and CAEX and in-house analytical and processing capabilities, to define drilling prospects. To support the efforts of its explorationists, Brigham has invested in advanced hardware and software, including twelve UNIX-based CAEX workstations.

          Project Generation and Control. Brigham is not dependent on third parties for its project flow, having generated approximately 90% of its 3-D exploration projects. Therefore, the Company is able to manage the predrilling exploration phases, from project conception and assemblage through 3-D data acquisition, processing and interpretation and subsequent leasing. Brigham believes that its management of the exploration process enhances project quality and compresses the cycle time, contributing to lower finding and development costs and an enhanced project rate of return. Furthermore, the Company can determine the level of working interest it retains and the extent to which it manages drilling and post-drilling operations and continues to expand its efforts in these areas.

          Numerous Potential Drilling Locations. The Company has identified approximately 1,200 3-D defined potential drilling locations in historically productive geologic trends, of which over 300 have been drilled. The Company anticipates drilling 91 of these locations (23.8 net) in 1997 at a cost of approximately $16 million. The Company also anticipates acquiring approximately 1,400 square miles of 3-D seismic data in 1997 at a net cost to the Company of approximately $5.6 million. The Company continually evaluates and prioritizes potential drilling locations to determine whether to drill them, farm them out or replace them with higher quality locations.

EXPLORATION AND OPERATING APPROACH

     The Company has acquired 3-D seismic data in approximately 110 projects covering over 3,300 square miles (2,112,000 acres) in 20 geologic trends in six basins and seven states. Through this activity, the Company has developed expertise in the selection of geologic trends that are suitable for 3-D seismic exploration. Brigham uses experience that it gains within a trend to enhance the quality of subsequent projects in the same trend and other analogous trends, contributing to lower finding and development costs, compressing project cycle times and increasing project rates of return.

     The Company typically acquires 3-D seismic data in and around existing production where the Company can benefit from the mapping of producing analogs. These 3-D defined analogs, combined with the Company's experience in drilling over 300 wells, provide the Company a knowledge base to evaluate other potential geologic trends, 3-D seismic projects within trends and delineated potential drilling locations. The Company believes that this experience is a major factor in the Company's success to date and that this knowledge base differentiates the Company from its competitors. The Company's knowledge base assists in identifying geologic trends where Brigham believes it can find and develop large volumes of natural gas and oil at a low relative cost.

     The Company has experience in a wide range of reservoir types and geologic trapping styles, both stratigraphic and structural (including reefs, salt domes, channel sands, complex faulted and fractured reservoirs and pinchout plays). The Company seeks to supplement its knowledge base with the best local geologic expertise available for a particular geologic trend by hiring new explorationists, engaging consultants and entering into joint ventures with industry participants. In addition, if the targeted geologic trend is extensive, the Company typically acquires a digital data base for integration on the Company's CAEX workstations, including digital land grids, well information, log curves, production information, geologic studies, geologic top data bases and existing 2-D seismic data.

     The Company uses its knowledge base, local geological expertise and acquired digital data bases to create 3-D maps of producing reservoirs. The Company believes its maps are more accurate than previous reservoir maps (which generally were based on subsurface geological information and surface surveys), enabling the Company to more precisely evaluate recoverable reserves and the economic feasibility of projects and drilling locations.

     Brigham acquires most of its raw 3-D seismic data on a proprietary basis using vendors. Additionally, the Company acquires data through alliances affording it the exclusive right to interpret and use data. Occasionally the Company participates in non-proprietary group shoots of 3-D data. In its proprietary acquisitions and alliances, Brigham selects the sites of projects, primarily guided by its knowledge and experience in the core provinces it explores; establishes and monitors the seismic parameters of each project for which data is shot; and typically selects the equipment that will be used. Data is generally priced on the basis of square miles shot. See "Business and Properties -- Industry Alliances."

PRIMARY EXPLORATION PROVINCES

     Brigham's exploration activities are concentrated primarily in three provinces: the Anadarko Basin, the Gulf Coast and the West Texas region. Brigham is accelerating 3-D seismic activity in the Anadarko Basin and the Gulf Coast and will continue such activity in those geologic trends of the West Texas region where it has achieved its best results historically. Brigham is focusing its 3-D seismic exploration efforts in provinces where it believes 3-D technology may be effectively applied and the Company believes offer large potential reserve volumes per well and per field, high potential production rates and multiple producing objectives.

     Although the Company is acquiring 3-D seismic data within the provinces listed below and has identified approximately 900 potential drilling locations yet to be drilled in those provinces, there can be no assurance that any of the seismic data will be acquired or will generate additional drilling locations or that any potential drilling locations will be drilled at all or within the expected time frame. The final determination with respect to the drilling of any well, including those currently budgeted, will depend on a number of factors, including (i) the results of exploration efforts and the review and analysis of the seismic data, (ii) the availability of sufficient capital resources by the Company and other participants for drilling prospects, (iii) economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews, (iv) the financial resources and results of the Company and (v) the availability of leases on reasonable terms and permitting for the potential drilling location. There can be no assurance that the budgeted wells will, if drilled, encounter reservoirs of commercial quantities of natural gas or oil.

                                         ADDITIONAL 3-D                                      1997
                                          SEISMIC DATA                     ADDITIONAL      BUDGETED        ESTIMATED
                         3-D SEISMIC      BUDGETED FOR     TOTAL GROSS     POTENTIAL        WELLS            1997
                        DATA ACQUIRED/    ACQUISITION     WELLS DRILLED     DRILLING     ------------       CAPITAL
       PROVINCE         INTERPRETED(1)      IN 1997       THROUGH 1996    LOCATIONS(2)   GROSS   NET    EXPENDITURES(3)
       --------         --------------   --------------   -------------   ------------   -----   ----   ---------------
                        (SQUARE MILES)   (SQUARE MILES)                                                 (IN THOUSANDS)
Anadarko Basin........     1,043/942          493               31            325         41     12.3       $15,000
Gulf Coast............       533/154          191                1             31          7      2.2         7,000
West Texas Region.....   1,552/1,552           68              255            508         41      8.2         4,000
Other(4)..............       215/189           60               11             30          2      1.1         1,000
                         -----------          ---              ---            ---         --     ----       -------
Total.................   3,343/2,837          812(5)           298            894         91     23.8       $27,000
                         ===========          ===              ===            ===         ==     ====       =======

---------------

(1) 3-D seismic data that had been or was being acquired/interpreted on February 15, 1997.

(2) The potential drilling locations that had been identified from the portion of the 3-D seismic data that had been interpreted by February 15, 1997.

(3) 3-D seismic and land acquisition costs and drilling expenditures.

(4) Colorado, Kansas and Montana.

(5) The Company has budgeted approximately 1,400 square miles of 3-D seismic data for acquisition in 1997, 582 of which had been acquired or were being acquired on February 15, 1997.

     Anadarko Basin. The Anadarko Basin is a prolific natural gas province that the Company believes has been relatively under explored, particularly with regard to deep, high potential objectives. The Anadarko Basin contains numerous historically elusive stratigraphic targets, such as the Red Fork, Morrow and Springer channel sands, and structural targets, such as the Hunton and Arbuckle carbonates, which are well-suited to 3-D seismic imaging. In some cases, these objectives have produced in excess of 30 Bcf of natural gas from a single well at rates up to 30 MMcf of natural gas per day.

     The Company has assembled an extensive digital data base in this province, including geologic studies, basin wide geologic tops, production data, well data, geographic data and over 7,400 miles of 2-D seismic data. Working with consulting regional geologists, the Company's explorationists integrate this data with their extensive expertise and knowledge base to generate 3-D projects in the Anadarko Basin.

     Following its initial 3-D seismic acquisition in the province in 1991 (12.5 square miles), the Company acquired 51 square miles of 3-D seismic in 1993. Over the last several years the Company has accelerated its activity in the Anadarko Basin, acquiring 151 square miles of 3-D seismic in 1994, 195 square miles in 1995 and 457 square miles in 1996. The Company retained a 33% average working interest in the 3-D seismic data it acquired in this province in 1996. The Company believes its increased level of activity in the Anadarko Basin will be a significant factor in the Company's growth. On February 15, 1997, the Company had acquired or was acquiring 1,043 square miles (667,520 acres) of 3-D seismic data in 24 projects in the Anadarko Basin.

     An example of the Company's success in the Anadarko Basin is the Foster well, drilled late in 1996 in Lipscomb County, Texas. Identified through the Company's interpretation of its 34 square mile 3-D program, the Foster well was drilled to a depth of 10,550 feet, where it encountered 54 feet of gross pay, 33 feet net. The well, in which Brigham has a 22.5% working interest, is currently producing approximately 3.0 MMcf of gas per day. The field in which the well is producing is estimated to have total recoverable reserves of 13.2 Bcf of natural gas from the Foster well and two proved undeveloped locations that the Company plans to drill in 1997. Brigham is currently completing an exploratory test well on an analogous prospect in the same project and plans to test other analogous prospects in 1997. The Company is currently processing a 43 square mile 3-D project, in which it currently has retained a 37.5% project working interest, adjacent to the Foster well.

     In 1997, the Company plans to drill at least three exploratory wells to test 3-D delineated Hunton structural prospects in which the Company's working interest currently ranges from 25% to 42%. These prospects are adjacent to prolific production from the Hunton formation in fields such as Buffalo Wallow (approximately 350 Bcfe), Mathers Ranch (approximately 186 Bcfe) and Wheeler Pan (approximately 130 Bcfe).

     As of February 15, 1997, the Company had acquired 1,043 square miles (667,520 acres) in 24 projects in the Anadarko Basin. As of December 31, 1996, Brigham had completed 23 wells in 31 attempts (a 74% success rate) in this province and had found cumulative proved reserves of 53.4 Bcf of natural gas and
1.7 MMBbls of oil, or an aggregate of 63.4 Bcfe, with 16.3% attributable to the Company's interest. From inception to December 31, 1996, the Company incurred drilling costs in this province of $.48 per Mcfe. In 1996, the Company completed 14 wells in 20 attempts, adding 38.8 Bcfe of proved reserves, with 6.7 Bcfe attributable to the Company's interest, at a drilling cost of $.27 per Mcfe. As of February 15, 1997, the Company had 325 3-D delineated potential drilling locations in the Anadarko Basin, of which the Company intends to drill 41 gross (12.3 net) wells in 1997.

     Gulf Coast. The Gulf Coast is a high potential, multi-pay province that lends itself to 3-D seismic exploration due to its substantial structural and stratigraphic complexity. The Company has assembled a digital data base including geographical, production, geophysical and geological information that the Company evaluates on its CAEX workstations. Working with consulting regional geologists the Company's explorationists integrate this data with their extensive expertise and knowledge base to generate 3-D projects in the Gulf Coast. Brigham's commitment to this province is evidenced by the Company's staff additions, the opening of its Houston office and the addition of ten new 3-D seismic projects in 1996 and 1997.

     Brigham initiated its Gulf Coast effort in 1995 with the Esperson Dome Project in Liberty County, Texas where the Company and its partners currently control approximately 9,600 gross acres (7,500 net) through leases and farmouts and have acquired 39 square miles of seismic data. Brigham is not required to invest capital for its interest until payout, when it earns a variable back-in working interest of 12% to 20%. Because payout has not yet occurred, no reserves or production are attributed to this project. The Esperson Dome Field has produced in excess of 59 MMBbl of oil and 60 Bcf of natural gas to date from a section of sands in the Miocene, Vicksburg and Yegua/Cook Mountain series ranging in depth from 1,200 feet to 10,000 feet. The Company has drilled six wells in the project to date (one Yegua/Cook Mountain and five Vicksburg) yielding three discoveries. The most significant of these discoveries was drilled and completed in January 1997 and found over 70 feet of gross pay (65 feet net pay) in a Vicksburg sand at a depth of 5,300 feet. This well tested for 352 Bbls of oil and 400 Mcf of natural gas per day from approximately 20 feet of perforations. Gross reserves attributed to this discovery and one development well (plus an additional undrilled development location) are approximately 1.5 MMBbls of oil with associated natural gas. An additional three Vicksburg prospects have been identified in the project. Brigham also plans to drill additional wells testing potential prospects in the shallower Miocene sands and the deeper Yegua/Cook Mountain Sands in the Esperson Dome Project.

     In 1996 the Company initiated the Welder Ranch Project in the South Texas Expanded Wilcox geologic trend where the Company currently controls 18,000 gross acres (17,950 net). In and immediately adjacent to the project area production has been established from prospective pay zones ranging in depth from 1,600 feet in the Queen City sands to over 15,500 feet in the Lower Wilcox sands. The East Seven Sisters Field located on the north end of the project area is producing from the Lower Wilcox and has cumulative production exceeding 360 Bcf of natural gas. Recent exploration by Sonat, Inc. on a 1,000 acre block located in the interior of the Company's acreage block has yielded two Lower Wilcox wells. Brigham is currently in the process of acquiring a 50 square mile 3-D survey over the Welder Ranch Project that it expects to begin processing in the second quarter of 1997 and in which the Company currently holds at least a 70% working interest. In addition to the extensive exploration potential associated with this project, Brigham also expects to delineate several development locations adjacent to the recent Sonat activity. The Company is also participating in a 356 square mile 3-D seismic program immediately adjacent to the Welder Ranch Project.

     The Company is also undertaking exploratory projects in the prolific Miocene trend in South Louisiana. The Company's Tigre Point Project is located immediately south of the developing Freshwater Bayou Field where Unocal and others have seven wells currently producing over 245 MMcf of natural gas per day (an average of over 35 MMcf of natural gas per day from each well) from a lower Miocene sand. This project also offers several shallower objectives as attractive secondary targets.

     As of February 15, 1997, the Company had acquired or was acquiring 533 square miles (341,120 acres) of 3-D seismic data in six projects in the onshore Gulf Coast. The Company anticipates acquiring 191 square miles (122,240 acres) of additional 3-D seismic data in 1997.

     The Company anticipates that its increased project assemblage and 3-D seismic acquisition activity in the Gulf Coast will generate accelerated drilling in the province in 1997 and 1998. The Company is currently assembling projects in the Expanded Wilcox, Expanded Vicksburg and Yegua trends in South Texas, the Miocene trend in South Texas and South Louisiana, the Lower and Middle Frio trends of the upper Gulf Coast of Texas. The Company has thirty-one 3-D delineated potential drilling locations in the Gulf Coast and intends to drill 7 gross (2.2 net) wells in 1997.

     West Texas Region. The Company's 3-D seismic drilling activity in the West Texas region has been focused in the Horseshoe Atoll, the Midland Basin and the Eastern Shelf of the Permian Basin and the Hardeman Basin. The Company plans to continue drilling its locations in these areas. Recently the Company initiated an exploration program in the Delaware Basin and increased its activity in portions of geologic trends that the Company believes offer greater potential for lower finding costs and higher returns, including the Ellenberger and Devonian formations of the Delaware Basin and the Fusselman formation of the Midland Basin.

     One area in which the Company increased its activity is the Midland Basin, where the Company has drilled five Fusselman discoveries and has acquired or intends to acquire 3-D seismic in four additional projects, in which it expects to retain working interests in excess of 50%. Currently the most significant of these discoveries is the Elizabeth Rose Field, with gross proved reserves estimated by Cawley Gillespie at December 31, 1996 at 2.1 MMBbls of oil. The Company has drilled three wells in this Fusselman field that are producing a total of approximately 500 Bbls of oil per day. Brigham's working interest in the five Fusselman discoveries ranges from 18.75% to 38.5%. In addition, the Company owns a 25% to 100% working interest in an additional fifty 3-D defined potential drilling locations in the adjoining four projects. In 1997 the Company also plans to acquire 26 square miles of 3-D seismic data in three additional 3-D projects adjacent to the Elizabeth Rose Field and to retain working interests of 75% to 100% in these projects.

     Among Brigham's higher potential West Texas Region projects is the Longhorn Project, located in the Delaware Basin, in which the Company owns a 25% working interest. From its 40 square mile 3-D program acquired in the third quarter of 1996, the Company has identified twenty-three 3-D potential drilling locations and has leased 6,400 gross acres (1,600 net). The project is surrounded by prolific production from the Devonian and Ellenberger formations at depths of 15,000 feet to 21,000 feet, in fields such as Evetts (approximately 600 Bcf of natural gas to date from 16 wells) and War Wink South (approximately 295 Bcf of natural gas to date from eight wells). The Company plans to spud its first deep test in the second quarter of 1997.

     As of February 15, 1997, the Company had acquired 1,552 square miles (993,280 acres) of 3-D seismic in 73 projects in the West Texas region. As of December 31, 1996, the Company had completed 164 wells in 255 attempts (a 64% success rate) and had found cumulative proved reserves of 16.7 Bcf of natural gas and 20.6 MMBbls of oil, or an aggregate of 139.8 Bcfe, with 13.0% attributable to the Company's interest. From inception to December 31, 1996, the Company incurred drilling costs in this province of $.76 per Mcfe. In 1996 the Company completed 28 wells in 43 attempts in this province, adding 29.8 Bcfe of proved reserves, with 5.7 Bcfe attributable to the Company's interest, at a drilling cost of $.42 per Mcfe. The Company has 508 3-D delineated potential drilling locations in the West Texas region and intends to drill 41 gross (8.2 net) wells in 1997.

NATURAL GAS AND OIL RESERVES

     The Company's estimated total proved reserves of natural gas and oil as of December 31, 1994, 1995 and 1996 and the present values attributable to these reserves as of those dates were as follows:

                                                              AS OF DECEMBER 31,
                                                         -----------------------------
                                                          1994       1995      1996(1)
                                                         -------    -------    -------
Estimated proved reserves
  Natural gas (MMcf)...................................    3,579      4,257     10,257
  Oil (MBbls)..........................................    1,022      1,672      1,940
  Natural gas equivalent (MMcfe).......................    9,710     14,288     21,895
Proved developed reserves as a percentage of proved
  reserves.............................................      76%        80%        67%
Present Value of Future Net Revenues(2)
  (in thousands).......................................  $10,240    $18,222    $44,506

---------------

(1) Net of a sale by the Company in January 1996 of its interest in certain properties that accounted for 299 MMcf of natural gas and 272 MBbls of oil (1,931 MMcfe of proved reserves) as of December 31, 1995.

(2) The Present Value of Future Net Revenues attributable to the Company's reserves was prepared using prices in effect at the end of the respective periods presented discounted at 10% per annum on a pre-tax basis. The estimated pro forma income taxes, discounted at 10% per annum, are approximately $12.1 million, resulting in pro forma discounted net cash flows of approximately $32.4 million as of December 31, 1996. The effects of the Company's hedging activities were immaterial.

     The average prices for the Company's reserves were $1.83 per Mcf of natural gas and $16.19 per Bbl of oil as of December 31, 1994, $1.85 per Mcf of natural gas and $18.22 per Bbl of oil as of December 31, 1995, and $3.62 per Mcf of natural gas and $24.66 per Bbl of oil as of December 31, 1996. The reserve estimates reflected above for 1996 were prepared by Cawley Gillespie, the Company's petroleum consultants, and are part of a report on the Company's natural gas and oil properties prepared by Cawley Gillespie, a summary of which is Appendix A to this Prospectus.

     In accordance with applicable requirements of the SEC, estimates of the Company's proved reserves and future net revenues are made using sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). Estimated quantities of proved reserves and future net revenues therefrom are affected by natural gas and oil prices, which have fluctuated widely in recent years. At December 31, 1996, the date Cawley Gillespie estimated the Company's reserves and present value data, the prices of natural gas and oil on the NYMEX were $2.76 per MMBtu and $25.92 per Bbl, respectively. At March 31, 1997, the prices were $1.93 per MMBtu and $20.41 per Bbl, respectively. There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated values, including many factors beyond the control of the Company. The reserve data set forth in this Prospectus represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geologic interpretation and judgment. As a result, estimates of different engineers, including those used by the Company, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploration activities, prevailing natural gas and oil prices, operating costs and other factors. The revisions may be material. Accordingly, reserve estimates are often different from the quantities of natural gas and oil that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based. The Company's estimated proved reserves have not been filed with or included in reports to any federal agency. See "Risk Factors -- Uncertainty of Reserve Information and Future Net Revenue Estimates."

     Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations in the estimated reserves that may be substantial.

DRILLING ACTIVITIES

     The Company drilled, or participated in the drilling of, the following number of wells during the periods indicated.

                                                         YEAR ENDED DECEMBER 31,
                                                ------------------------------------------
                                                    1994           1995           1996
                                                ------------   ------------   ------------
                                                GROSS   NET    GROSS   NET    GROSS   NET
                                                -----   ----   -----   ----   -----   ----
Exploratory Wells:
  Natural gas.................................    6      1.8     5      1.2     4       .9
  Oil.........................................   34      8.3    37      8.1    24      5.4
  Non-productive..............................   26      5.9    32      8.7    24      7.1
                                                 --     ----    --     ----    --     ----
          Total...............................   66     16.0    74     18.0    52     13.4
                                                 ==     ====    ==     ====    ==     ====
Development Wells:
  Natural gas.................................   --       --    --       --     9      1.3
  Oil.........................................    5       .2     4       .6     6      1.2
  Non-productive..............................    2       .6    --       --     1       .1
                                                 --     ----    --     ----    --     ----
          Total...............................    7       .8     4       .6    16      2.6
                                                 ==     ====    ==     ====    ==     ====

     At December 31, 1996, the Company was in the process of drilling 2 gross (.6 net) wells that are not reflected in the table.

     The Company does not own any drilling rigs, and the majority of its drilling activities are conducted by industry participant operators or independent contractors under standard drilling contracts.

PRODUCTIVE WELLS AND ACREAGE

  Productive Wells

     The following table sets forth the Company's ownership interest as of December 31, 1996 in productive natural gas and oil wells in the areas indicated.

                                                 NATURAL GAS       OIL           TOTAL
                                                 -----------   ------------   ------------
                   PROVINCE                      GROSS   NET   GROSS   NET    GROSS   NET
                   --------                      -----   ---   -----   ----   -----   ----
Anadarko Basin.................................   15     3.0     2       .2    17      3.2
Gulf Coast.....................................   --     --     --       --    --       --
West Texas Region..............................    3     1.1    75     17.3    78     18.4
Other..........................................   --     --      1       .5     1       .5
                                                  --     ---    --     ----    --     ----
          Total................................   18     4.1    78     18.0    96     22.1
                                                  ==     ===    ==     ====    ==     ====

     Productive wells consist of producing wells and wells capable of production, including wells waiting on pipeline connection. Wells that are completed in more than one producing horizon are counted as one well. Of the gross wells reported above, none had multiple completions.

  Acreage

     Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. A gross acre is an acre in which an interest is owned. A net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres expressed as whole numbers and fractions thereof. The following table sets forth the approximate developed and undeveloped acreage in which the Company held a leasehold mineral or other interest at December 31, 1996:

                                      DEVELOPED        UNDEVELOPED           TOTAL
                                    --------------   ----------------   ----------------
             PROVINCE               GROSS     NET     GROSS     NET      GROSS     NET
             --------               ------   -----   -------   ------   -------   ------
Anadarko Basin....................   5,646   1,536    45,037   13,669    50,683   15,205
Gulf Coast........................      --      --     3,738    3,226     3,738    3,226
West Texas Region.................   5,087   1,307    38,106   11,380    43,193   12,687
Other.............................      --      --   161,420   58,513   161,420   58,513
                                    ------   -----   -------   ------   -------   ------
  Total...........................  10,733   2,843   248,301   86,788   259,034   89,631
                                    ======   =====   =======   ======   =======   ======

     In addition, the Company has preseismic lease options to acquire an additional 107,711 acres, substantially all of which expire within one year.

     All the leases for the undeveloped acreage summarized in the preceding table will expire at the end of their respective primary terms unless the existing leases are renewed or production has been obtained from the acreage subject to the lease prior to that date, in which event the lease will remain in effect until the cessation of production. The following table sets forth the minimum remaining terms of leases for the gross and net undeveloped acreage:

                                                               ACRES EXPIRING
                                                              -----------------
                                                               GROSS      NET
                                                              -------    ------
Twelve Months Ending:
  December 31, 1997.........................................   59,133    19,695
  December 31, 1998.........................................  114,661    41,469
  December 31, 1999.........................................   48,928     5,609
  Thereafter................................................   25,579    20,015
                                                              -------    ------
          Total.............................................  248,301    86,788
                                                              =======    ======

VOLUMES, PRICES AND PRODUCTION COSTS

     The following table sets forth the production volumes, average prices received and average production costs associated with the Company's sale of natural gas and oil for the periods indicated.

                                                             YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                             1994      1995      1996
                                                            ------    ------    ------
Production:
  Natural gas (MMcf)......................................     165       271       698
  Oil (MBbls).............................................     140       177       227
  Natural gas equivalent (MMcfe)..........................   1,002     1,332     2,060
Average sales price:
  Natural gas (per Mcf)...................................  $ 1.76    $ 1.62    $ 2.30
  Oil (per Bbl)...........................................   16.30     17.76     19.98
Average production expenses and taxes (per Mcfe)..........  $  .62    $  .69    $  .53

COSTS INCURRED AND CAPITALIZED COSTS

     The costs incurred in natural gas and oil acquisition, exploration and development activities follow (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Costs incurred for the year:
  Exploration...............................................  $ 6,893    $10,527
  Property acquisition......................................    1,885      6,195
  Development...............................................      713      1,328
  Proceeds from participants................................   (1,296)    (4,111)
                                                              -------    -------
                                                              $ 8,195    $13,939
                                                              =======    =======

     Costs incurred represent amounts incurred by the Company for exploration, property acquisition and development activities. Periodically, the Company will receive proceeds from participants subsequent to project initiation for an assignment of an interest in the project. These payments are represented by proceeds from participants.

EXPLORATION STAFF

     Over the last six years the Company has assembled an exploration staff that includes nine geophysicists, six geologists, one petroleum engineer, three computer applications specialists, three geophysical/geological/engineering technicians, four landmen and three lease and division order analysts. Brigham's nine geophysicists have different but complementary backgrounds, and their diversity of experience in varied geological and geophysical settings, combined with various technical specializations (from hardware and systems to software and seismic data processing), provide the Company with valuable technical intellectual resources. The Company's team of explorationists have over 200 years of exploration experience and approximately 65 years of 3-D CAEX workstation experience, most of which was acquired at Brigham and various major and large independent oil companies. The Company complements and leverages its exploration staff by seeking out alliances or retainer relationships with geologists having extensive experience in a particular area of interest.

3-D SEISMIC TECHNOLOGY

     The Company's strategy is to use 3-D seismic and other advanced technologies, including CAEX, to systematically explore and develop domestic onshore natural gas and oil provinces. In general, 3-D seismic is the process of acquiring seismic data along multiple lines and grids. The primary advantage of 3-D seismic over 2-D seismic is that it provides information with respect to multiple horizontal and vertical points within a geologic formation instead of information on a single vertical line or multiple vertical lines within the formation. Acquiring larger amounts of data relating to a geologic formation allows a user to better correlate the data and, in some cases, obtain a greater understanding and image of the formation. Although it is impossible to predict with certainty the specific configuration or composition of any underground geologic formation, the use of 3-D seismic data provides clearer and more accurate projected images of complex geologic formations, which can assist a user in evaluating whether to drill for natural gas and oil reserves. If a decision to drill is made, 3-D seismic data can also help in determining the optimal location to drill.

     CAEX is the process of accumulating and analyzing the various seismic, production and other data obtained relating to a geographic area. In general, CAEX involves accumulating various 2-D and 3-D seismic data with respect to a potential drilling location, correlating that data with historical well control and production data from similar properties and analyzing the available data through computer programs and modeling techniques to project the likely geologic composition of a potential drilling location and potential locations of undiscovered natural gas and oil reserves. This process relies on a comparison of actual data with respect to the potential drilling location and historical data with respect to the density and sonic characteristics of different types of rock formations, hydrocarbons and other subsurface minerals, resulting in a projected three dimensional image of the subsurface. This modeling is performed through the use of advanced interactive computer workstations and various combinations of available computer programs that have been developed solely for this application.

     Brigham has invested extensively in the advanced computer hardware and software necessary for 3-D seismic exploration. The Company has both Landmark and Geoquest CAEX workstations. This workstation flexibility provides the Company the opportunity to interpret a project on the particular CAEX workstation that it believes is best suited for defining those particular geologic objectives. Brigham's explorationists can access a diverse software tool kit including SeisWorks, StratWorks, SeisCube, SurfCube, ZAP, Zmap+, ARIES, SynTool, Poststack, Continuity Cube, TDQ, AutoPix, MapView, GeoViz, Voxels, SynView, CSA (Computed Seismic Attributes), Surface Slice, Hampson -- Russell AVO Analysis and Modeling and ZEH Graphics CGMage Builder (graphics montage tool).

     The Company believes that its use of 3-D seismic technology provides it with a number of benefits in the exploration, delineation and development process that are not generally available to those who only use 2-D seismic data and conventional processing methods. In particular, the Company believes that it obtains clearer and more accurate projected images of underground formations through computer modeling, and is therefore better able to identify potential locations of hydrocarbon accumulations based on the characteristics of the formations and analogies made with nearby fields and formations where hydrocarbons have been found. This enhanced data has been used to assist the Company in eliminating potential drilling locations that might otherwise have been drilled had the Company relied solely on 2-D seismic data. This data has also been used to assist the Company in attempting to identify the most desirable location for the wellbore to increase the prospects of a successful exploratory or development well and production from the reservoir.

INDUSTRY ALLIANCES

     Pursuant to an alliance with Veritas Seismic Ltd., Brigham has acquired approximately 400 square miles of 3-D seismic data in the Anadarko Basin and has agreed to acquire from 700 to 1,375 additional square miles of data to be divided among numerous projects in that province. In exchange for the Company's commitment to Veritas, the Company and its assignees only pay a portion of the 3-D acquisition costs as the data is acquired. As the Company leases acreage or drills wells, it pays Veritas the balance of the costs in the form of leasing and drilling fees. Veritas has agreed to make a designated 3-D seismic crew available to the Company on a continuous basis and, as long as the Company has a project area ready for surveying and field seismic acquisition, to send the crew from one project area to the next without interruption. If the Company does not have a project area designated upon completion of one project, and Veritas has not been able to secure an intervening project from a third party, the Company is obligated to pay Veritas a stand-by fee. The Company has never incurred a stand-by fee to Veritas. These arrangements afford the Company access to 3-D seismic data acquisition in a compressed cycle time, providing the Company with operational efficiencies.

     In addition, Veritas currently maintains and operates two seismic data processing workstations in Brigham's offices. Supervised by Brigham's geophysicists, the vendor's employees process in the Company's offices most of the Company's 3-D data. The associated improvement in communication and integration, from field data acquisition to processing, reduces project cycle times, and therefore costs, while improving the quality of the data for Brigham's subsequent interpretation.

     The Company has entered into alliances with Vintage Petroleum, Inc. ("Vintage") and Stephens Production Company ("Stephens") providing for their participation with Brigham in all projects that the Company conducts within the 3-D seismic program that it is now completing with Veritas in the Anadarko Basin. Under that program, the Company and its participants have acquired 400 square miles of data and may acquire up to 275 more. Vintage and Stephens bear a disproportionate share of all pre-seismic and certain seismic costs on all projects in the program. Net of the interests of Vintage and Stephens, the Company holds a 37.5% interest in the program. The Company believes that this leveraging of its costs is possible because of the expertise and knowledge that the Company has developed, enabling the Company to build its revenue and cash flow base at a time when it has been capital constrained. With respect to a subsequent program with

Veritas anticipated to start in July 1997 -- in which the Company plans to acquire from 500 to 1,100 square miles of 3-D seismic data -- the Company plans to retain at least a 75% working interest.

     In order to participate in wells drilled by the Company between April 1, 1996 and March 31, 1997, each of Gasco Limited Partnership ("Gasco") and Middle Bay Oil Company, Inc. ("Middle Bay") agreed to fund 25% of the Company's drilling costs and 12.5% of its completion cost for each well. In return, the Company assigned to each an undivided 12.5% of the Company's interest in the leasehold allocated to each completed well. As a result, the Company pays for 50% of costs attributable to its working interest to casing point, and 75% of its completion costs, for 75% of its original working interest. The Company is currently in discussions with Gasco to renew its agreement, although the percentages of costs borne and interest assigned may vary under any renewal or extension of this agreement. The Company believes that these agreements have been beneficial because they have allowed the Company to leverage its working interests in its properties by requiring it to bear a smaller proportion of costs than it has retained in working interests.

NATURAL GAS AND OIL MARKETING AND MAJOR CUSTOMERS

     Most of the Company's natural gas and oil production is sold by its operators under price sensitive or spot market contracts. The revenues generated by the Company's operations are highly dependent upon the prices of and demand for natural gas and oil. The price received by the Company for its natural gas and oil production depends on numerous factors beyond the Company's control, including seasonality, the condition of the United States economy, foreign imports, political conditions in other oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting Countries and domestic government regulation, legislation and policies. Decreases in the prices of natural gas and oil could have an adverse effect on the carrying value of the Company's proved reserves and the Company's revenues, profitability and cash flow. Although the Company is not currently experiencing any significant involuntary curtailment of its oil or natural gas production, market, economic and regulatory factors may in the future materially affect the Company's ability to sell its oil or natural gas production. See "Risk Factors -- Volatility of Natural Gas and Oil Prices" and "Risk Factors -- Marketability of Production" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." For the year ended December 31, 1996, sales to Cobra Oil and Gas Corporation, Maynard Oil Company and Scurlock Permian Corporation were approximately 16%, 12% and 10%, respectively, of the Company's natural gas and oil revenues. Due to the availability of other markets and pipeline connections, the Company does not believe that the loss of any single natural gas or oil customer would have a material adverse effect on the Company's results of operations.

COMPETITION

     The oil and gas industry is highly competitive in all of its phases. The Company encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of seismic options and lease options on properties. The Company's competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of its competitors are large, well established companies with substantially larger operating staffs and greater capital resources than the Company's and which, in many instances, have been engaged in the exploration and production business for a much longer time than the Company. Such companies may be able to pay more for seismic and lease options on natural gas and oil properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. See "Risk Factors -- Competition" and "Risk Factors -- Substantial Capital Requirements."

OPERATING HAZARDS AND UNINSURED RISKS

     Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for natural gas and oil may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services. The Company's future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on the Company's future results of operations and financial condition. See "Risk Factors -- Dependence on Exploratory Drilling Activities."

     In addition, the Company's use of 3-D seismic technology requires greater pre-drilling expenditures than traditional drilling strategies. Although the Company believes that its use of 3-D seismic technology will increase the probability of success, unsuccessful wells are likely to occur. There can be no assurance that the Company's drilling program will be successful or that unsuccessful drilling efforts will not have a material adverse effect on the Company.

     The Company's operations are subject to hazards and risks inherent in drilling for and producing and transporting natural gas and oil, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company and others. The Company maintains insurance against some but not all of the risks described above. In particular, the insurance maintained by the Company does not cover claims relating to failure of title to natural gas and oil leases, trespass during 3-D survey acquisition or surface change attributable to seismic operations, business interruption or loss of revenues due to well failure. In certain circumstances in which insurance is available the Company may not purchase it. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's financial condition and results of operations.

EMPLOYEES

     On February 15, 1997, the Company had 33 full-time employees. None is represented by any labor union. The Company believes its relations with its employees are good. The Company also relies on several regional broker service companies to provide field landmen to the Company. One of these companies, Brigham Land Management, is owned by Vincent M. Brigham, who is the brother of Ben M. Brigham, the Company's President, Chief Executive Officer and Chairman of the Board. See "Certain Transactions."

OTHER FACILITIES

     Through August 1997, the Company has leased approximately 17,000 square feet of office space in Dallas, Texas, where its principal offices are located. When the Company's lease expires, the Company plans to relocate its principal executive offices to Austin, Texas, where it has leased approximately 28,000 square feet of office space at 6300 Bridgepoint Parkway, Building 2, Suite 500, Austin, Texas 78730. The Company also leases a 4,100 square foot office at 450 Gears Road, Suite 240, Houston, Texas 77067.

TITLE TO PROPERTIES

     The Company believes it has satisfactory title to all of its producing properties in accordance with standards generally accepted in the oil and gas industry. The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. The Company's Revolving Credit Facility is secured by substantially all of the Company's natural gas and oil properties.

GOVERNMENTAL REGULATION

     The Company's natural gas and oil exploration, production and related operations are subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Although the Company believes it is in substantial compliance with all applicable laws and regulations, because those laws and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

     The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of natural gas and oil. These states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of natural gas and oil properties, the establishment of maximum rates of production from wells and the regulation of spacing, plugging and abandonment of such wells.

     The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of FERC's purposes in issuing the order was to increase competition within all phases of the natural gas industry. Numerous parties have filed petitions for review of Order 636, as well as orders in individual pipeline restructuring proceedings. In July 1996, Order 636 was generally upheld on appeal, and the portions remanded for further action do not appear to materially affect the Company. Because Order 636 may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on the Company and its gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas and has substantially increased competition and volatility in natural gas markets.

     The price the Company receives from the sale of natural gas liquids and oil is affected by the cost of transporting products to markets. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. The Company is not able to predict with certainty the effect, if any, of these regulations on its operations. However, the regulations may increase transportation costs or reduce well head prices for natural gas liquids and oil. See "Risk Factors -- Compliance with Government Regulations."

ENVIRONMENTAL MATTERS

     The Company's operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities; limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and impose substantial liabilities for pollution resulting from the Company's operations. The permits required for various of the Company's operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines or injunction, or both. In the opinion of management, the Company is in substantial compliance with current applicable environmental laws and regulations, and the Company has no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on the Company, as well as the oil and gas industry in general. The Comprehensive Environmental Response, Compensation and Liability Act and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of "hazardous substances" found at such sites. It is not uncommon for the neighboring land owners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Resource Conservation and Recovery Act and comparable state statutes govern the disposal of "solid waste" and "hazardous waste" and authorize imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of "hazardous substance," state laws affecting the Company's operations impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies certain oil field wastes as "non-hazardous," such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

     Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as the Company, to prepare and implement spill prevention, control countermeasure and response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990 contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. For onshore facilities that may affect waters of the United States, the OPA requires an operator to demonstrate $10 million in financial responsibility, and for offshore facilities the financial responsibility requirement is at least $35 million. Regulations are currently being developed under federal and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on the Company. In addition, the Clean Water Act and analogous state laws require permits to be obtained to authorize discharge into surface waters or to construct facilities in wetland areas. With respect to certain of its operations, the Company is required to maintain such permits or meet general permit requirements. The EPA recently adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group or seek coverage under an EPA general permit. The Company believes that it will be able to obtain, or be included under, such permits, where necessary, and to make minor modifications to existing facilities and operations that would not have a material effect on the Company.

     The Company has acquired leasehold interests in numerous properties that for many years have produced natural gas and oil. Although the previous owners of these interests have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties. In addition, some of the Company's properties are operated by third parties over whom the Company has no control. Notwithstanding the Company's lack of control over properties operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, adversely impact the Company. See "Risk Factors -- Compliance with Environmental Regulations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters."

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the executive officers and directors of the Company:

                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
Ben M. Brigham............................  37    President, Chief Executive Officer and
                                                  Chairman of the Board
Anne L. Brigham...........................  35    Executive Vice President, Secretary and
                                                  Director
Jon L. Glass..............................  41    Vice President -- Exploration and Director
Craig M. Fleming..........................  39    Chief Financial Officer
David T. Brigham..........................  36    Vice President -- Legal
A. Lance Langford.........................  34    Vice President -- Operations
Harold D. Carter..........................  58    Consultant and Director
Alexis M. Cranberg........................  41    Director
Gary J. Milavec...........................  35    Director
Stephen P. Reynolds.......................  45    Director

     Set forth below is a description of the backgrounds of the executive officers and directors of the Company.

     Ben M. "Bud" Brigham has served as President, Chief Executive Officer and Chairman of the Board of the Company since founding the Company in 1990. From 1984 to 1990, Mr. Brigham served as an exploration geophysicist with Rosewood Resources, an independent oil and gas exploration and production company. Mr. Brigham began his career in Houston as a seismic data processing geophysicist for Western Geophysical, a provider of 3-D seismic services, after earning his B.S. in Geophysics from the University of Texas.

     Anne L. Brigham has served as Executive Vice President, Secretary and a Director of the Company since its inception in 1990. Before joining the Company full-time in 1991, Ms. Brigham practiced law in the oil and gas and real estate sections of Thompson & Knight, P.C. Ms. Brigham worked as a geologist for Hunt Petroleum Corporation, an independent oil and gas exploration and production company, for over two years before attending law school. Ms. Brigham holds a B.S. in Geology from the University of Texas and a J.D. from Southern Methodist University.

     Jon L. Glass joined the Company in 1992 and has served as Vice
President -- Exploration and a Director of the Company since 1995. From 1984 to 1992, Mr. Glass served in various capacities with Santa Fe Minerals, an oil and gas exploration company, in a variety of staff and managerial positions mainly focused on Santa Fe Minerals' exploration activities in the midcontinent and Gulf of Mexico (onshore and offshore). During this time Mr. Glass also assisted in the development of exploration and acquisition opportunities for Santa Fe Minerals in Canada and South America. Mr. Glass' early geological experience includes three years with Mid-America Pipeline Company and two years with Texaco USA, serving mainly as a midcontinent exploration geologist. Mr. Glass holds a B.S. and an M.S. in Geology from Oklahoma State University and an M.B.A. from the University of Tulsa.

     Craig M. Fleming has served as the Chief Financial Officer of the Company since 1993. From 1990 to 1993, Mr. Fleming served as Controller of Odyssey Petroleum Co., Ltd., an independent energy company. From 1988 to 1990, Mr. Fleming served as Controller and Treasurer for Harken Exploration Company, an independent energy company. Mr. Fleming began his career with Arthur Anderson & Co. in the Oil and Gas Audit Division and is a Certified Public Accountant. Mr. Fleming holds a B.B.A. in Accounting from Texas A&M University.

     David T. Brigham joined the Company in 1992 and has served as Vice President -- Legal of the Company since 1994. From 1987 to 1992, Mr. Brigham was an oil and gas attorney with Worsham, Forsythe, Sampels & Wooldridge. Before attending law school, Mr. Brigham was a landman for Wagner & Brown Oil and Gas Producers, an independent oil and gas exploration and production company. Mr. Brigham holds a B.B.A. in Petroleum Land Management and a J.D. from Texas Tech University.

     A. Lance Langford joined the Company as Manager of Operations in 1995 and has served as Vice President Operations since January 1997. From 1987 to 1995, Mr. Langford served in various engineering capacities with Meridian Oil Inc., handling a variety of reservoir, production and drilling responsibilities. Mr. Langford holds a B.S. in Petroleum Engineering from Texas Tech University.

     Harold D. Carter has served as a Director of and consultant to the Company since 1992. Mr. Carter has more than 30 years experience in the oil and gas industry and has been an independent consultant since 1990. Prior to consulting, Mr. Carter served as Executive Vice President of Pacific Enterprises Oil Company
(USA). Before that, Mr. Carter was associated for 20 years with Sabine Corporation, ultimately serving as President and Chief Operating Officer from 1986 to 1989. Mr. Carter consults for Endowment Advisors, Inc. with respect to its EEP Partnerships and Associated Energy Managers, Inc. with respect to its Energy Income Fund, L.P. and is a director of Abraxas Petroleum Corporation. Mr. Carter has a B.B.A. in Petroleum Land Management from the University of Texas and has completed the Program for Management Development at the Harvard University Business School.

     Alexis M. Cranberg has served as a Director of the Company since 1992. Mr. Cranberg is President of Aspect Management Corporation, an oil and gas exploration and investment company. In addition, Mr. Cranberg is a Director for Westport Oil and Gas Company, Inc. and a past Director of General Atlantic Resources, Inc. and United Meridian Corporation. He holds a B.S. in Petroleum Engineering from the University of Texas and an M.B.A. from Stanford University.

     Gary J. Milavec has served as a Director of the Company since 1995. Mr. Milavec is a Senior Vice President of RIMCO, a full service investment management firm specializing in the energy industry. Prior to joining RIMCO in 1990, Mr. Milavec spent two years in the corporate finance department of Rauscher Pierce Refsnes, Inc. and three years as a geological engineer with Shell Western E&P, Inc. He also serves as a director of Universal Seismic Associates, Inc. and Texoil, Inc. Mr. Milavec holds B.S. in Geology from the University of Rochester, an M.S. in Geology from the University of Oklahoma and an M.B.A. from the University of Houston.

     Stephen P. Reynolds has served as a Director of the Company since 1996. Mr. Reynolds is a managing member of General Atlantic Partners, LLC ("GAP LLC") and has been with GAP LLC or its predecessor entities since April 1980. Mr. Reynolds is also President of GAP III Investors, Inc., the general partner of General Atlantic Partners III, L.P., and is a general partner and limited partner of GAP-Brigham Partners, L.P. Mr. Reynolds is on the board of directors of Solo Serve Corporation, a publicly traded off-price soft goods retail company, and Computer Learning Centers, Inc., a publicly traded company providing technology related training. Mr. Reynolds holds a B.A. in Economics from Amherst College and a Masters degree in Accounting from New York University.

     All directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Executive officers are generally elected annually by the Board of Directors to serve, subject to the discretion of the Board of Directors, until their successors are elected or appointed.

     There is no family relationship between any of the directors or between any director and any executive officer of the Company except that Ben M. Brigham and Anne L. Brigham are married and David T. Brigham is the brother of Ben M. Brigham. For information regarding certain business relationships between the Company and certain of its directors, see "Certain Transactions."

COMMITTEES OF THE BOARD

     Upon completion of the Offering, the Company will establish two standing committees of the Board of Directors: an Audit Committee and a Compensation Committee. Messrs. Carter, Cranberg and Milavec are expected to be members of the Audit Committee and Compensation Committee following completion of the Offering. The Audit Committee will review the functions of the Company's management and independent accountants pertaining to the Company's financial statements and perform such other related duties and functions as are deemed appropriate by the Audit Committee or the Board of Directors. The Compensation Committee will recommend to the Board of Directors the base salaries, bonuses and other incentive compensation for the Company's officers. The Board of Directors has designated the Compensation Committee as the administrator of the Company's 1997 Incentive Plan. See
"Management -- Employee Benefit Plans -- 1997 Incentive Plan."

DIRECTOR COMPENSATION

     Fees and Expenses; Other Arrangements. Directors who are also employees of the Company are not separately compensated for serving on the Board of Directors. Directors who are not employees of the Company receive $5,000 per year and $500 per meeting for their services as directors. In addition, the Company reimburses Directors for the expenses incurred in connection with attending meetings of the Board of Directors and its committees.

     Pursuant to a consulting agreement with Harold D. Carter that expires May 1, 1997, the Company pays Mr. Carter $7,200 per month to spend approximately 50% of his working time performing such consulting and advisory services regarding the operations of the Company as the Company requests, including service on the Management Committee of the Company's predecessor partnership.

     Alexis M. Cranberg and Stephen P. Reynolds served on the management committee of the Company's predecessor partnership pursuant to the terms of an agreement with General Atlantic, and Gary J. Milavec served on the committee pursuant to the terms of an agreement with RIMCO. The Company is not obligated to nominate any of the three to serve as a Director of the Company in the future.

     Director Stock Options. The Company's stockholders have approved the 1997 Director Stock Option Plan, pursuant to which each newly elected nonemployee director shall be granted an option to purchase 1,000 shares of Common Stock and each nonemployee director will receive an option to purchase 500 shares of Common Stock on December 31 of each year. The options under the plan are granted at fair market value on the grant date and become exercisable, subject to certain conditions, in five equal annual installments on the first five anniversaries of the grant date. The options terminate ten years from the grant date, unless terminated sooner. 25,000 shares of Common Stock have been authorized and reserved for issuance pursuant to the plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     In accordance with Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"), the Company's Certificate of Incorporation includes a provision that, to the fullest extent permitted by law, eliminates the personal liability of members of its Board of Directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Such provision does not eliminate or limit the liability of a director (1) for any breach of a director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law, (3) for paying an unlawful dividend or approving an illegal stock repurchase (as provided in Section 174 of the DGCL) or (4) for any transaction from which the director derived an improper personal benefit.

     The Company has entered into indemnity agreements with each of its executive officers and directors that provide for indemnification in certain instances against liability and expenses incurred in connection with proceedings brought by or in the right of the Company or by third parties by reason of a person serving as an officer or director of the Company.

     The Company believes that these provisions and agreements will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the Compensation Committee is or has been an employee of the Company. Mr. Carter is and has been since 1992 a consultant to the Company. No executive officer of the Company serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. All of the Company's directors, or their affiliates, have acquired capital stock of the Company. See "Certain Transactions."

EXECUTIVE COMPENSATION

     The following table sets forth all compensation paid for the last fiscal year to the Company's Chief Executive Officer and each of the Company's other executive officers whose annual salary exceeded $100,000 for the fiscal year ended December 31, 1996. The table does not include perquisites and other personal benefits because the aggregate amount of such compensation does not exceed the lesser of (i) $50,000 or (ii) 10% of individual combined salary and bonus for the named executive officers in each year.

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                  COMPENSATION
                                                            ------------------------
                                  ANNUAL COMPENSATION       RESTRICTED     SHARES
          NAME AND             --------------------------     STOCK      UNDERLYING       ALL OTHER
     PRINCIPAL POSITION        YEAR    SALARY    BONUS(1)     AWARDS     OPTIONS(2)    COMPENSATION(3)
     ------------------        ----   --------   --------   ----------   -----------   ---------------
Ben M. Brigham...............  1996   $144,000    $15,000       --            --           $4,817
  President, Chief Executive
     Officer and Chairman of
     the Board
Jon L. Glass.................  1996    109,782      3,223       --            --               --
  Vice
     President -- Exploration
Craig M. Fleming.............  1996    102,919      8,063       --            --               --
  Chief Financial Officer
David T. Brigham.............  1996     94,874     10,505       --            --               --
  Vice President -- Legal

---------------

(1) Includes, for Jon L. Glass, Craig M. Fleming and David T. Brigham, bonuses earned under the Company's Incentive Bonus Plan of $3,223, $4,202 and $5,496, respectively. See "Employment Benefit Plans -- Incentive Bonus Plan."

(2) Does not include options to purchase Common Stock granted in February 1997 at an exercise price of $5.00 in the amount of 208,333 shares for Jon L. Glass, 69,444 shares for Craig M. Fleming and 69,444 shares for David T. Brigham.

(3) Consists of premiums paid by the Company under life and disability insurance plans of $1,404 and $3,413, respectively.

  Employment Agreements

     The Company employs Ben M. Brigham under an Employment Agreement (the "Employment Agreement") as President and Chief Executive Officer of the Company for a five year term that began in February 1997. The Employment Agreement contains rollover provisions so that at all times the term of the Employment Agreement shall be not less than three years. The agreement provides for an annual salary of $275,000, which the Board of Directors may further increase from time to time. Mr. Brigham is also entitled to an annual cash bonus, not to exceed 75% of his then current salary, determined based on criteria established by the Board of Directors. Under the Employment Agreement, Mr. Brigham is entitled to participate in any employee benefit programs that the Company provides to its executive officers. The only employee benefit programs that the Company offers to its officers and employees are group insurance coverage and participation in the Company's 401(k) Retirement Plan, the 1997 Incentive Plan and the Incentive Bonus Plan. If Mr. Brigham terminates his employment for good reason, which includes a material reduction of Mr. Brigham's position without cause or his written consent, breach of a material provision of the Employment Agreement or improper notice of termination, or if the Company terminates Mr. Brigham without cause, the Company must pay Mr. Brigham a sum equal to the amount of his annual base salary that he would have received during the remainder of his employment term plus the average of his annual bonuses received in the preceding two years times the number of years in the remainder of his employment term. Mr. Brigham's agreement also contains a three-year non-compete and confidentiality clause with standard terms.

     Each of the other executive officers of the Company is a party to a confidentiality and noncompete agreement contained in agreements relating to the officers' restricted stock. See "Management -- Employee Benefit
Plans -- Employees' Restricted Stock."

EMPLOYEE BENEFIT PLANS

     Employees' Restricted Stock. In February 1997, the Company, in connection with the Exchange, issued 66,964 shares, 44,643 shares and 44,643 shares of restricted stock to Jon L. Glass, Craig M. Fleming and David T. Brigham, respectively, in exchange for restricted limited partnership interests issued to them in 1994. Each agreement relating to the restricted stock contains confidentiality, noncompete and vesting provisions. The shares awarded Messrs. Brigham and Fleming vest over a three-year period -- 30% in each of July 1997 and 1998 and 40% in July 1999. 16.67% of Mr. Glass's shares have already vested, 28.33% vest in each of July 1997 and 1998, and 26.67% vest in July 1999.

     1997 Incentive Plan. The Board of Directors and the stockholders of the Company approved the adoption of the Company's 1997 Incentive Plan (the "1997 Incentive Plan") as of February 27, 1997. The Compensation Committee selects participants in the 1997 Incentive Plan are selected by the Compensation Committee from among those key employees and others who hold positions of responsibility with the Company and whose performance may have a significant effect on the success of the Company. An aggregate of 1,588,169 shares of Common Stock have been authorized and reserved for issuance pursuant to the 1997 Incentive Plan. In March 1997, options were granted to purchase a total of 644,097 shares of Common Stock at an exercise price per share of $5.00. These options vest over six years. Jon L. Glass, Craig M. Fleming and David T. Brigham were granted options to purchase 208,334 shares, 69,445 shares and 69,445 shares of Common Stock, respectively. Their options vest as follows: 30% on July 1, 1998; 20% on July 1, 1999; 16.66% on July 1, 2000; 16.67% on July 1, 2001; and
the balance on July 1, 2002.

     Subject to the provisions of the 1997 Incentive Plan, the Compensation Committee is authorized to determine the type or types of awards made to each participant and the terms, conditions and limitations applicable to each award. In addition, the Compensation Committee has the exclusive power to interpret the 1997 Incentive Plan and to adopt rules and regulations that it may deem necessary or appropriate, in keeping with the objectives of the 1997 Incentive Plan.

     Pursuant to the 1997 Incentive Plan, participants will be eligible to receive awards consisting of stock options, stock appreciation rights, stock, restricted stock, cash or any combination of the foregoing. Stock options may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options.

     Incentive Bonus Plan. In connection with the Exchange, the Company has adopted the Incentive Bonus Plan (the "Incentive Bonus Plan") previously established by the Company's predecessor partnership. The Incentive Bonus Plan is designed to pay cash compensation and bonuses to eligible employees of the Company. Under the Incentive Bonus Plan, the Company maintains an incentive account for each calendar year (each an "Incentive Account") and a discretionary bonus account (the "Discretionary Bonus Account"). Prior to the beginning of each calendar year the President of the Company designates the employees of the Company who are eligible to participate in the Incentive Account being established for such year, and each such employee's percentage of interest (an "Account Percentage") in such Incentive Account. Subject to certain adjustments provided under the Incentive Bonus Plan, each Incentive Account is credited with an amount equal to one-half of the net revenue received by the Company which is equivalent to a one percent interest in the Company's net revenue interest in the oil and gas produced from each Company well drilled or reentered after April 30, 1992, and the Discretionary Bonus Account is credited with an amount equal to the amount credited to each Incentive Account. The President has discretion to allocate a greater interest to the accounts. Within thirty days after each March 31 and September 30, an employee who has been designated to have an Account Percentage in the Incentive Account established for a particular year receives cash compensation equal to his or her Account Percentage in such Incentive Account multiplied by the amount credited to that Incentive Account for the six-month period then ended. In addition, the President of the Company has the discretion to award cash bonuses to any Company employee from the amounts credited to the Discretionary Bonus Account. The participation of an employee under the Incentive Bonus Plan terminates when he or she ceases to be an employee of the Company for any reason. The President of the Company may amend or terminate the Incentive Bonus Plan at any time.

                              CERTAIN TRANSACTIONS

     In connection with the land work necessary prior to and during 3-D seismic acquisitions, the Company engages Brigham Land Management ("BLM"), an independent company owned and managed by Vincent M. Brigham, a brother of Ben M. Brigham, who is the Company's President, Chief Executive Officer and Chairman of the Board. BLM specializes in conducting the field land work necessary prior to and during 3-D seismic acquisitions. BLM's regional expertise is in the Anadarko Basin and the Texas Panhandle, and to a lesser extent, West Texas. BLM performs these services for the Company using BLM's employees and independent contractors. BLM performs approximately one-third of the Company's work in the Anadarko Basin. In 1994, 1995 and 1996, the Company paid BLM $310,000, $382,000 and $596,000, respectively. Other participants in the Company's 3-D seismic projects reimbursed the Company for most of these amounts. Based on its experience with other firms in the area, the Company believes that BLM's charges are at or below those of other firms.

     In 1994, the Company, through its subsidiary Quest Resources, L.L.C., formed Venture Acquisitions, L.P. ("Venture") with affiliates of RIMCO, a holder of in excess of 5% of the Common Stock, to provide the Company with the capital to acquire interests in potential drilling locations, producing properties and 3-D seismic projects. The RIMCO affiliates have contributed $5.2 million to Venture, and the Company has contributed $286,138. Until the first payout under the Venture limited partnership agreement, the Company's share of all capital costs is 5%, and the Company's share of revenues and related production expenses and costs is 10%. Between the first and second payout levels, the Company's share of capital costs and revenues and related production expenses and costs is 25% and thereafter increases to 50%. Venture acquired an interest in (i) a 3-D project, including a 3-D delineated producing well, for approximately $525,000 in 1994, (ii) a 3-D project for approximately $75,000 in 1995 and (iii) two 3-D delineated potential drilling locations and 3-D seismic data for approximately $83,000 in 1996. The Company billed Venture approximately $3,200 in 1994, $14,924 in 1995 and $16,500 in 1996 for its proportionate share of exploration and overhead costs. Because RIMCO was not an affiliate of the Company when the Venture partnership was formed, the Company believes that the terms of the Venture partnership are no less favorable than could be obtained from an unaffiliated third party. Gary J. Milavec, a director of the Company, is employed by RIMCO.

     In November 1994, the Company, certain RIMCO affiliates and other unrelated industry participants entered into a geophysical exploration agreement creating an area of mutual interest in its Esperson Dome Project in Liberty and Harris Counties, Texas. The Company financed its participation in this project by assigning its interest, and obligation to bear costs, to Vaquero Gas Company, Inc. ("Vaquero"), a RIMCO affiliate, subject to a 5% net profits overriding royalty interest and the right to receive up to 50% of Vaquero's interest on the occurrence of certain payouts. The Company also retained responsibility for managing the 3-D seismic data acquisition and interpretation of the data after it had been acquired. During 1995 and 1996, the Company received approximately $25,000 and $123,000, respectively, from the RIMCO affiliates, including Vaquero, for workstation time and geoscientists' time in interpreting the 3-D seismic data that were acquired. Because RIMCO was not an affiliate of the Company when the project was initiated and the interest to

Vaquero was transferred, it believes that the terms of the arrangement are no less favorable than could be obtained from an unaffiliated third party.

     In January 1997, the Company, RIMCO and Tigre Energy Corporation ("Tigre") entered into an agreement under which the Company has been initially assigned an undivided 25% interest (subject to a proportionately reduced 3% overriding royalty interest) in a project located in Vermillion Parish, Louisiana in return for paying certain costs of acquiring 3-D seismic and land within the project area. The Company also has the option to acquire an additional 12.5% working interest from RIMCO and an additional 37.5% working interest from Tigre in parts of the project. The Company believes that the arrangements with RIMCO affiliates relating to Tigre Point are on terms no less favorable than could be obtained from an unaffiliated third party, because RIMCO and Tigre, an unaffiliated third party, are participants in the project on substantially similar terms.

     The Company and an affiliate of Universal Seismic Associates, Inc. ("USA"), a public company in which RIMCO affiliates beneficially own approximately 18% of the outstanding common stock, have entered into a geophysical exploration agreement covering an area of mutual interest on the Gulf Coast. Under the terms of the agreement, USA will conduct a 3-D seismic program established by the Company and USA and process the data acquired under the program at cost, and the Company will interpret the resulting seismic data for the benefit of the Company and USA at no charge to USA. Subject to a party electing not to participate in an acquired interest, the Company and USA will each own an undivided 50% interest in all land interests acquired within the area of mutual interest. Through December 31, 1996, the Company had not incurred any costs under those arrangements. Based on its experience in acquiring 3-D seismic data, the Company believes that it will acquire 3-D seismic data under this agreement on terms, and that the arrangement is on terms, no less favorable than could be obtained from an unaffiliated third party. The Company is currently negotiating with an affiliate of USA for participation in another South Texas project in which USA would conduct any 3-D seismic programs within the project area at USA's cost and the Company would interpret the resulting seismic data for the benefit of the Company and USA.

     In 1993 and 1994 the Company issued to RIMCO 10% Notes in a principal amount of $3.0 million and $4.9 million, respectively. In 1995 the Company issued RIMCO additional 10% Notes in a principal amount of $2.6 million, and in the same year, issued RIMCO 5% Notes in a principal amount of $16.0 million, $10.5 million of which was used to repay all the outstanding 10% Notes. The 5% Notes have been exchanged for 1,754,464 shares of Common Stock in the Exchange. In 1994, 1995 and 1996, the Company paid RIMCO $591,826, $631,989 and $809,332, respectively, in interest payments on the 5% Notes and the 10% Notes. In 1994, 1995 and 1996, the Company distributed to RIMCO $52,900, $102,107 and $82,097, respectively for RIMCO's overriding royalty interest in certain natural gas and oil properties. As part of the Exchange, the Company has agreed to pay to RIMCO an amount equal to the interest the Company would have been currently paid on the 5% Notes through the earlier to occur the date of the closing of the Offering or September 30, 1997.

     Pursuant to a consulting agreement with Harold D. Carter that expires May 1, 1997, the Company pays Mr. Carter $7,200 per month to spend approximately 50% of his working time performing such consulting and advisory services regarding the operations of the Company as the Company requests, including service on the Management Committee of the Company's predecessor partnership. Pursuant to this agreement, Mr. Carter received $72,000 in 1994, $72,000 in 1995 and $79,200 in 1996.

     In 1995 and 1996, the Company paid $35,000 and $110,000 to Aspect and affiliates of Alexis Cranberg, a director of the Company, to acquire interests in a project in Grady County, Oklahoma and a project in Hardeman and Wilbarger Counties, Texas and Jackson County, Oklahoma. Based on its experience in the industry, the Company believes that these transactions are on terms no less favorable than could be obtained from an unaffiliated third party. The Company billed Aspect and other affiliates of Alexis Cranberg $201,000 in 1994, $13,000 in 1995 and $68,000 in 1996 for its proportionate share of exploration costs related to the projects.

     The Company has entered into a Registration Rights Agreement with General Atlantic Partners III, L.P., GAP-Brigham Partners, L.P., RIMCO Partners, L.P. II, RIMCO Partners, L.P. III and RIMCO

Partners, L.P. IV, Ben M. Brigham, Anne L. Brigham, Harold D. Carter, Craig M. Fleming, David T. Brigham and Jon L. Glass. Pursuant to the Registration Rights Agreement, Anne and Ben Brigham, acting together, the RIMCO entities, acting together, and the General Atlantic entities, acting together, each may separately require the Company to register securities, on one occasion, if the shares to be registered have an estimated aggregate offering price to the public of at least $3.0 million. One additional registration is allowed if any registrable securities requested to be included in a previous registration statement were not disposed of in accordance with that previous registration. The Registration Rights Agreement also provides "piggyback" registration rights after the Offering for all registrations of registrable securities for the Company or another security holder. In an underwritten offering, however, the Company may exclude all or a portion of the securities being registered pursuant to "piggyback" registration rights if the managing underwriter determines that including those securities would raise a substantial doubt about whether the proposed offering could be consummated. The Registration Rights Agreement contains customary indemnity by the Company in favor of persons selling securities in a registration governed by the Registration Rights Agreement, and by those persons in favor of the Company, relating to the information included in or omitted from the Registration Statement.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of February 27, 1997, by (i) each person the Company knows to be the beneficial owner of 5% or more of the outstanding shares of Common Stock, (ii) each named executive officer, (iii) each director of the Company and (iv) all executive officers and directors of the Company as a group. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that each stockholder named in this table has sole investment and voting power with respect to the shares set forth opposite such stockholder's name.


                                                   SHARES BENEFICIALLY   SHARES BENEFICIALLY
                                                   OWNED PRIOR TO THE      OWNED AFTER THE
                                                       OFFERING(1)           OFFERING(1)
                                                   -------------------   -------------------
                BENEFICIAL OWNER                    NUMBER     PERCENT    NUMBER     PERCENT
                ----------------                   ---------   -------   ---------   -------
Ben M. Brigham(2)................................  3,848,824    43.11%   3,848,824    32.27%
  5949 Sherry Lane, Suite 1616
  Dallas, Texas 75225
Anne L. Brigham(2)...............................  3,848,824    43.11%   3,848,824    32.27%
  5949 Sherry Lane, Suite 1616
  Dallas, Texas 75225
General Atlantic Partners III, L.P.(3)...........  2,807,143    31.44%   2,807,143    23.53%
  Three Pickwick Plaza, Suite 200
  Greenwich, Connecticut 06830
Resource Investors Management Company Limited
  Partnership(4).................................  1,754,464    19.65%   1,754,464    14.71%
  600 Travis Street, Suite 6875
  Houston, Texas 77002
Craig M. Fleming(5)..............................     44,643     *          44,643     *
Jon L. Glass(6)..................................     66,964     *          66,964     *
David T. Brigham(7)..............................     45,643     *          45,643     *
Harold D. Carter.................................    341,893     3.83%     341,893     2.87%
Gary J. Milavec(8)...............................         --       --           --       --
Alexis M. Cranberg...............................         --       --           --       --
Stephen P. Reynolds(9)...........................         --       --           --       --
All directors and executive officers as a group
  (10 persons)(5)(6)(7)(8)(9)(10)................  4,346,967    48.69%   4,346,967    36.44%

---------------

  *  Represents less than 1%.


 (1) Shares beneficially owned and percentage of ownership are based on 8,928,574 shares of Common Stock outstanding before the Offering and 11,928,574 shares of Common Stock outstanding after the closing. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or disposition power with respect to securities.



 (2) Includes 1,923,914 shares owned by Ben M. Brigham and 1,923,910 shares owned by Anne L. Brigham, who are husband and wife; and 1,000 shares held by David T. Brigham, as custodian for Elizabeth R. Brigham under the Texas Uniform Transfers to Minors Act. If the Underwriters' over-allotment option is exercised in full, (i) Anne L. Brigham and Ben M. Brigham will each sell 47,619 shares pursuant to options granted to the Underwriters and (ii) the number and percentage of outstanding shares beneficially owned by Anne L. Brigham and Ben M. Brigham will be 3,753,587 and 30.56%, respectively.



 (3) Includes 2,679,418 shares held by General Atlantic Partners III, L.P. ("GAP III"); and 127,725 shares held by GAP-Brigham Partners, L.P.
     ("GAP-Brigham"). Stephen P. Reynolds is the general partner and a limited partner in GAP-Brigham and is President of GAP III Investors, Inc., the general partner of GAP III.



 (4) Includes 612,308 shares held by RIMCO Partners, L.P. II, 307,031 shares held by RIMCO Partners, L.P. III and 835,125 shares held by RIMCO Partners, L.P. IV (collectively, the "RIMCO Partnerships"). RIMCO is the general partner of each of the RIMCO Partnerships. The general partner of RIMCO is RIMCO Associates, Inc.


 (5) Includes 44,643 shares of restricted stock, which vest as follows: 30% in July 1997, 30% in July 1998 and 40% in July 1999.

 (6) Includes 66,964 shares of restricted stock, which vest as follows: 28.33% in July 1997, 28.33% in July 1998 and 26.67% in July 1999.

 (7) Includes 44,643 shares of restricted stock, which vest as follows: 30% in July 1997, 30% in July 1998 and 40% in July 1999.


 (8) Gary J. Milavec is a Senior Vice President of RIMCO, the general partner of each of the RIMCO Partnerships, and is a Vice President of RIMCO Associates, Inc., the general partner of RIMCO. As such, Mr. Milavec may be deemed to share voting and investment power with respect to the 612,308 shares held by RIMCO Partners, L.P. II, the 307,031 shares held by RIMCO Partners, L.P. III and the 835,125 shares held by RIMCO Partners, L.P. IV. Mr. Milavec disclaims beneficial ownership of shares beneficially owned by RIMCO and the RIMCO Partnerships.



 (9) Stephen P. Reynolds is the general partner and a limited partner in GAP-Brigham and is President of GAP III Investors, Inc., the general partner of GAP III. As such, Mr. Reynolds may be deemed to share voting and investment power with respect to the 2,679,418 shares held by GAP III and the 127,725 shares held by GAP-Brigham. Mr. Reynolds disclaims beneficial ownership of shares owned by GAP III and GAP-Brigham except to the extent of his pecuniary interest therein.


(10) If the Underwriters' over-allotment is exercised in full, (i) all directors and officers as a group will sell 95,238 shares pursuant to options granted to the Underwriters and (ii) the number and percentage of outstanding shares beneficially owned by all directors and officers as a group will be 4,251,726 and 34.61%, respectively.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 30 million shares of Common Stock, par value $.01 per share, and 10 million shares of preferred stock, par value $.01 per share ("Preferred Stock"). 11,928,574 shares of Common Stock will be issued and outstanding upon completion of the Offering (12,283,336 shares if the Underwriters exercise their over-allotment option in full). As of March 31, 1997, the Company had outstanding 8,928,574 shares of Common Stock held of record by 11 stockholders and stock options for an aggregate of 644,097 shares.


COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the stockholders. The Certificate of Incorporation of the Company does not allow the stockholders to take action by less than unanimous consent. Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of Preferred Stock. The Company has never paid cash dividends on its Common Stock. The shares of Common Stock have no preemptive or conversion rights, redemption rights, or sinking fund provisions. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby upon issuance and sale will be, duly authorized, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

     The Company has no outstanding Preferred Stock. The Company is authorized to issue 10 million shares of Preferred Stock. The Company's Board of Directors may establish, without stockholder approval, one or more classes or series of Preferred Stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that the Board of Directors may designate. The Company believes that this power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation of the Company. It could also have the effect of delaying, deferring or preventing a change in control of the Company. The Company does not currently plan to issue Preferred Stock.

DELAWARE LAW PROVISIONS

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits the Company from engaging in a "business combination" (as defined in Section 203) with an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) for three years following the date that person becomes an interested stockholder, unless (a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

REGISTRATION RIGHTS

     The Company has entered into a Registration Rights Agreement with General Atlantic Partners III, L.P., GAP-Brigham Partners, L.P., RIMCO Partners, L.P. II, RIMCO Partners, L.P. III and RIMCO Partners, L.P. IV, Ben M. Brigham, Anne
L. Brigham, Harold D. Carter, Craig M. Fleming, David T. Brigham and Jon L. Glass. Pursuant to the Registration Rights Agreement, Anne and Ben Brigham, acting together, the General Atlantic entities, acting together, and the RIMCO entities, acting together, each may separately require the Company to register securities, on one occasion, if the shares to be registered have an estimated aggregate offering price to the public of at least $3 million. One additional registration is allowed if any registrable securities requested to be included in a previous registration statement were not disposed of in accordance with that previous registration. The Registration Rights Agreement also provides "piggyback" registration rights after the Offering for all registrations of registrable securities for the Company or another security holder. In an underwritten offering, however, the Company may exclude all or a portion of the securities being registered pursuant to "piggyback" registration rights if the managing underwriter determines that including those securities would raise a substantial doubt about whether the proposed offering could be consummated. The Registration Rights Agreement contains customary indemnity by the Company in favor of persons selling securities in a registration governed by the Registration Rights Agreement, and by those persons in favor of the Company, relating to the information included in or omitted from the Registration Statement.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 11,928,574 shares of Common Stock outstanding (12,283,336 shares if the Underwriters exercise their over-allotment option in full). Of these 11,928,574 shares, the shares of Common Stock offered hereby will be freely transferable without restriction under the Securities Act unless they are held by the Company's affiliates, as that term is used in Rule 144 under the Securities Act. The Company issued the remaining 8,928,574 shares of Common Stock in reliance on exemptions from the registration requirements of the Securities Act, and those shares are "restricted" securities under Rule 144. Those shares may not be sold publicly unless they are registered under the Securities Act, sold in compliance with Rule 144, or sold in a transaction that is exempt from registration. The Company believes that the earliest date on which the 8,928,574 shares of its Common Stock currently outstanding will be eligible for sale under Rule 144 is February 27, 1998. Therefore, no shares will be eligible for immediate sale in the public market without restriction under Rule 144(k), and no shares will be eligible for immediate sale under the volume and other limitations of Rule 144. Beginning February 27, 1998, all of the shares of Common Stock currently outstanding will become eligible for sale under Rule 144, based on current SEC rules and subject to compliance with the volume and other requirements of Rule 144. Beginning February 27, 1999, all of those shares of Common Stock will become eligible for sale under Rule 144(k) if they are not held by affiliates of the Company.


     In general, under Rule 144 a person (or persons whose sales are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell in broker transactions, within any three-month period commencing 90 days after the Offering, a number of shares that does not exceed the greater of (i) 1% of the then outstanding Common Stock (approximately 119,000 shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale and other limitations. In addition, a person who was not an affiliate of the Company during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares under Rule 144(k) without regard to the manner-of-sale, volume and other limitations of Rule 144. The SEC has proposed modifications to Rule 144 that could change some of these requirements. All shares of Common Stock, other than those offered hereby, are subject to lock-up agreements with the Underwriters for 180 days after the date of this Prospectus. See "Underwriting."


     The holders of approximately 8,421,431 shares of Common Stock and their permitted transferees are entitled to demand registration of those shares under the Securities Act beginning 180 days after the date of this Prospectus, and the holders of approximately 8,928,574 shares of Common Stock are entitled to "piggyback" registration rights. See "Description of Capital
Stock -- Registration Rights."



     Approximately 8,907,574 shares of Common Stock are subject to "lock-up" agreements; these shares will be released from such agreements 180 days after the date of this Prospectus. See "Underwriting."


     Options covering 644,097 shares of Common Stock have been issued, with an exercise price of $5.00 per share, subject to vesting.

     Prior to the Offering, there has been no public market for the securities of the Company. No prediction can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial numbers of shares by existing stockholders or by stockholders purchasing in the Offering could have a negative effect on the market price of the Common Stock.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc., Howard, Weil, Labouisse, Friedrichs Incorporated and Rauscher Pierce Refsnes, Inc. are acting as Representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the aggregate number of shares of Common Stock set forth opposite their names below:

                                             NUMBER
              UNDERWRITER                   OF SHARES
              -----------                   ---------
Bear, Stearns & Co. Inc. ...............
Howard, Weil, Labouisse, Friedrichs
  Incorporated..........................
Rauscher Pierce Refsnes, Inc. ..........

                                            ---------
          Total.........................    3,000,000
                                            =========

     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to the approval of certain legal matters by their counsel and to various other conditions. The nature of the obligations of the Underwriters is such that they are committed to purchase all of the shares of Common Stock offered hereby if any are purchased.

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock offered hereby directly to the public at the initial public offering price set forth on the cover page of this Prospectus. The Underwriters may allow a selected dealer concession of not more
than $     per share, and the Underwriters may allow, and such dealers may
reallow, concessions not in excess of $     per share to certain other dealers.
After the initial public offering, the public offering price and concessions and reallowances to dealers may be changed by the Representatives.

     The Company and the Selling Stockholders have granted an option to the Underwriters, exercisable at any time during the 30-day period after the date of this Prospectus, to purchase from the Company and the Selling Stockholders up to an additional 450,000 shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. Of this amount, an option to purchase 354,762 shares has been granted by the Company, 47,619 shares by Anne L. Brigham and 47,619 shares by Ben M. Brigham. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's purchase obligations set forth in the table set forth above. In the event of a partial exercise of the option, the option shall be satisfied first from the shares of Anne L. Brigham and Ben M. Brigham.

     During and after the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such Common Stock is repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.


     Each of the Company, its officers, directors, and optionholders, and the holders of all but 21,000 shares of its outstanding Common Stock, have entered into "lock-up" agreements with the Underwriters with respect to the sale of shares of Common Stock. Under these agreements, the Company, its officers, directors, certain stockholders and optionholders have agreed not to offer, sell, agree to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into, exercisable for or exchangeable for Common Stock) without the consent of Bear, Stearns & Co. Inc. for a period of 180 days after the date of this Prospectus, except that the Company may issue shares of Common Stock upon the exercise of options granted under its stock option plans. After the expiration of the "lock-up" agreements, such persons will be entitled to sell, distribute or otherwise dispose of the Common Stock that they hold subject to the provisions of applicable securities laws.


     The Underwriters are reserving up to 150,000 shares of Common Stock in the Offering for sales to officers, directors and employees of the Company and their friends and relatives at the initial public offering price. Any shares of Common Stock not purchased by those persons will be sold to the general public in the Offering.

     The Representatives have informed the Company that they do not expect sales to discretionary accounts by the Underwriters to exceed five percent of the total number of shares of Common Stock offered by them.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation between the Company and the Representatives. Among the factors which will be considered in these negotiations are the Company's history, capital structure and financial condition, its past and present earnings and the trend of such earnings, prospects for the Company and its industry, the present state of the Company's development, the recent market prices of publicly-held companies that the Company and the Representatives believe to be comparable to the Company and general conditions prevailing in the securities markets at the time of the Offering.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock being offered hereby will be passed upon for the Company by Thompson & Knight, P.C., Dallas, Texas. Certain legal matters will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Dallas, Texas.

                                    EXPERTS

     The financial statements of Brigham Oil and Gas, L.P. as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 and the Balance Sheet of Brigham Exploration Company as of February 26, 1997 included in this Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

     The letter of Cawley, Gillespie & Associates, Inc., independent oil and gas consultants, set forth in this Prospectus as Appendix A has been included herein in reliance upon the firm as expert with respect to the matters contained in that letter. In addition, the information with respect to the reserve reports prepared by Cawley Gillespie has been included herein in reliance upon by the firm as experts with respect to such information.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (as amended and together with all exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered by this Prospectus. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus as permitted by the rules and regulations of the SEC. Statements in this Prospectus about the contents of any contract or other document are not necessarily complete; reference is made in each instance to the copy of the contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference. The Registration Statement and accompanying exhibits and schedules may by inspected and copies may be obtained (at prescribed rates) at the public reference facilities of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the Registration Statement may also be inspected at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, the Common Stock will be listed on the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1500, where such material may also be inspected and copied.

     As a result of the Offering, the Company will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. In addition, these reports, proxy statements and other information may also be obtained from the web site that the SEC maintains at http://www.sec.gov.

     The Company intends to furnish its shareholders annual reports containing consolidated financial statements certified by its independent auditors and quarterly reports for each of the first three quarters of each fiscal year containing unaudited financial information.

                     GLOSSARY OF CERTAIN OIL AND GAS TERMS

     The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this Prospectus.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

     Bcf. One billion cubic feet.

     Bcfe. One billion cubic feet of natural gas equivalent. In reference to natural gas, natural gas equivalents are determined using the ratio of 6 Mcf of natural gas to 1 Bbl of oil, condensate of natural gas liquids.

     Completion. The installation of permanent equipment for the production of oil or natural gas.

     Developed Acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

     Development Well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Drilling Costs. The costs associated with drilling and completing a well (exclusive of seismic and land acquisition costs for that well and future development costs associated with proved undeveloped reserves added by the well) divided by total proved reserve additions.

     Dry Well. A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion of an oil or gas well.

     Exploratory Well. A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

     Finding and Development Costs. Capital costs incurred in the acquisition, exploration and development of proved oil and natural gas reserves divided by proved reserve additions.

     Gross Acres or Gross Wells. The total acres or wells, as the case may be, in which the Company has a working interest.

     MBbl. One thousand barrels of oil or other liquid hydrocarbons.

     Mcf. One thousand cubic feet of natural gas.

     Mcfe. One thousand cubic feet of natural gas equivalent.

     MMBbl. One million barrels of oil or other liquid hydrocarbons.

     MMBtu. One million Btu, or British Thermal Units. One British Thermal Unit is the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

     MMcf. One million cubic feet of natural gas.

     MMcfe. One million cubic feet of natural gas equivalent.

     Net Acres or Net Wells. Gross acres or wells multiplied, in each case, by the percentage working interest owned by the Company.

     Net Production. Production that is owned by the Company less royalties and production due others.

     Oil. Crude oil or condensate.

     Operator. The individual or company responsible for the exploration, development, and production of an oil or gas well or lease.

     Present Value of Future Net Revenues or PV-10. The pretax present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

     Proved Developed Reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved Reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved Undeveloped Reserves. Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     Royalty. An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

     Spud. Start drilling a new well (or restart).

     Success Rate. The number of wells on which production casing has been run for a completion attempt as a percentage of the number of wells drilled.

     2-D Seismic. The method by which a cross-section of the earth's subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

     3-D Seismic. The method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, development and production.

     Working Interest. An interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce natural gas and oil on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Pro Forma Financial Statements of Brigham
  Exploration Company.......................................  F1-2
  Unaudited Pro Forma Balance Sheet.........................  F1-3
  Unaudited Pro Forma Statement of Operations...............  F1-4
  Notes to the Unaudited Pro Forma Financial Statements.....  F1-5
Balance Sheet of Brigham Exploration Company
  Report of Independent Accountants.........................  F2-1
  Balance Sheet as of February 26, 1997.....................  F2-2
  Notes to the Balance Sheet................................  F2-3
Financial Statements of Brigham Oil & Gas, L.P.
  Report of Independent Accountants.........................  F3-1
  Balance Sheets as of December 31, 1995 and 1996...........  F3-2
  Statements of Operations for the Years Ended December 31,
     1994, 1995, and 1996...................................  F3-3
  Statements of Partners' Capital as of December 31, 1994,
     1995, and 1996.........................................  F3-4
  Statements of Cash Flows for the Years Ended December 31,
     1994, 1995, and 1996...................................  F3-5
  Notes to the Financial Statements.........................  F3-6

                                      F1-1

                          BRIGHAM EXPLORATION COMPANY
                     (A NEWLY FORMED DELAWARE CORPORATION)

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Financial Statements of the Company have been prepared to give effect to the Exchange described below, the issuance of employee stock options under the 1997 Incentive Plan and the issuance of Common Stock pursuant to the Offering (and the application of the estimated net proceeds therefrom) as if these events had taken place on December 31, 1996 for purposes of the Unaudited Pro Forma Balance Sheet and as if these events had taken place on January 1, 1996 for purposes of the Unaudited Pro Forma Statement of Operations.

     Under the Exchange Agreement, effective February 27, 1997, the following transactions occurred: (i) GAP III and the limited partners of the Partnership transferred all their partnership interests to the Company in exchange for an aggregate of 3,314,286 shares of Common Stock, (ii) the stockholders of Brigham, Inc. transferred all of the issued and outstanding stock of Brigham, Inc. to the Company in exchange for an aggregate of 3,859,821 shares of Common Stock and
(iii) Resource Investors Management Company ("RIMCO") exchanged all of the 5% Convertible Unsecured Subordinated Notes of the Partnership for 1,754,464 shares of Common Stock. These transactions are referred to herein as the "Exchange." As a result of the Exchange, Brigham Exploration Company owns, directly or indirectly, all the partnership interests in the Partnership and conducts its active business operations through the Partnership. No instruments, agreements or rights exist which may be converted, exchanged into, or otherwise become interests in the Partnership. Brigham, Inc.'s only asset is its investment in the Partnership.

     The Unaudited Pro Forma Financial Statements of the Company are not necessarily indicative of the results for the periods presented had the Exchange, the issuance of employee stock options under the 1997 Incentive Plan and the issuance of Common Stock pursuant to the Offering (and the application of the estimated net proceeds therefrom) taken place on January 1, 1996. In addition, future results may vary significantly from the results reflected in the accompanying Unaudited Pro Forma Financial Statements because of normal production declines, changes in product prices, and the success of future exploration and development activities, among other factors. This information should be read in conjunction with the Balance Sheet of Brigham Exploration Company and the Financial Statements of Brigham Oil & Gas, L.P., and the notes thereto, all included elsewhere herein.

                                      F1-2

                          BRIGHAM EXPLORATION COMPANY

                       UNAUDITED PRO FORMA BALANCE SHEET
                               DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                                              PRO FORMA
                                                    BRIGHAM OIL     PRO FORMA                 OFFERING      PRO FORMA
                                                   AND GAS, L.P.   ADJUSTMENTS   PRO FORMA   ADJUSTMENTS   AS ADJUSTED
                                                   -------------   -----------   ---------   -----------   -----------
                                                        ASSETS

Current assets:
  Cash and cash equivalents......................     $ 1,447       $     --      $ 1,447      $28,545(d)    $21,992
                                                                                                (8,000)(e)
  Accounts receivable............................       2,696             --        2,696           --         2,696
  Prepaid expenses...............................         152             --          152           --           152
                                                      -------       --------      -------      -------       -------
        Total current assets.....................       4,295             --        4,295       20,545        24,840
                                                      -------       --------      -------      -------       -------
Natural gas and oil properties, at cost, net.....      28,005             --       28,005           --        28,005
Other property and equipment, at cost, net.......         532             --          532           --           532
Drilling advances paid...........................         419             --          419           --           419
Other noncurrent assets..........................         363             --          363           --           363
                                                      -------       --------      -------      -------       -------
                                                      $33,614       $     --      $33,614      $20,545       $54,159
                                                      =======       ========      =======      =======       =======

                                LIABILITIES AND PARTNERS' CAPITAL/STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable...............................     $ 2,937       $     --      $ 2,937      $    --       $ 2,937
  Accrued drilling costs.........................         915             --          915           --           915
  Participant advances received..................       1,137             --        1,137           --         1,137
  Other current liabilities......................         628             --          628           --           628
                                                      -------       --------      -------      -------       -------
        Total current liabilities................       5,617             --        5,617           --         5,617
                                                      -------       --------      -------      -------       -------
Notes payable....................................       8,000             --        8,000       (8,000)(e)        --
Subordinated notes payable -- related party......      16,000        (16,000)(b)       --           --            --
Deferred interest payable -- related party.......         433           (433)(b)       --           --            --
Other noncurrent liabilities.....................         320             --          320           --           320
Deferred income tax liability....................          --          5,112(a)     5,112           --         5,112
Partners' capital/stockholders' equity:
  Partners' capital:
    General partners.............................       3,190         (3,190)(b)       --           --            --
    Limited partners.............................          54            (54)(b)       --           --            --
  Stockholders' equity:
    Preferred stock, $.01 par value, 10 million
      shares authorized..........................          --             --           --           --            --
    Common stock, $.01 par value, 30 million
      shares authorized..........................          --             89(b)        89           30(d)        119
    Additional paid-in-capital...................          --         19,588(b)    22,486       28,515(d)     51,001
                                                                       2,898(c)
    Unearned stock compensation..................          --         (2,898)(c)   (2,898)          --        (2,898)
    Accumulated deficit..........................          --         (5,112)(a)   (5,112)          --        (5,112)
                                                      -------       --------      -------      -------       -------
        Total partners' capital/stockholders'
          equity.................................       3,244         11,321       14,565       28,545        43,110
                                                      -------       --------      -------      -------       -------
                                                      $33,614       $     --      $33,614      $20,545       $54,159
                                                      =======       ========      =======      =======       =======

  The Company uses the full cost method to account for its natural gas and oil properties.

    See accompanying notes to the Unaudited Pro Forma Financial Statements.

                                      F1-3

                          BRIGHAM EXPLORATION COMPANY

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       PRO FORMA
                                           BRIGHAM OIL     PRO FORMA                   OFFERING        PRO FORMA
                                          AND GAS, L.P.   ADJUSTMENTS     PRO FORMA   ADJUSTMENTS     AS ADJUSTED
                                          -------------   -----------     ---------   -----------     -----------
Revenues:
  Natural gas and oil sales.............     $6,141         $    --        $6,141       $   --          $6,141
  Workstation revenue...................        627              --           627           --             627
                                             ------         -------        ------       ------          ------
                                              6,768              --         6,768           --           6,768
                                             ------         -------        ------       ------          ------
Costs and expenses:
  Lease operating.......................        726              --           726           --             726
  Production taxes......................        362              --           362           --             362
  General and administrative............      2,199              --         2,199           --           2,199
  Amortization of stock compensation....         --             516(c)        516           --             516
  Depletion of natural gas and oil
     properties.........................      2,323              51(c)      2,374           --           2,374
  Depreciation and amortization.........        487              --           487           --             487
                                             ------         -------        ------       ------          ------
                                              6,097             567         6,664           --           6,664
                                             ------         -------        ------       ------          ------
          Operating income (loss).......        671            (567)          104           --             104
                                             ------         -------        ------       ------          ------
Other income (expense):
  Interest income.......................         52              --            52           --              52
  Interest expense......................       (373)             --          (373)         373(e)           --
  Interest expense -- related party.....       (800)            800(b)         --           --              --
                                             ------         -------        ------       ------          ------
Net income (loss) before income taxes...       (450)            233          (217)         373             156
Income tax benefit......................         --             161(a)        161         (127)(a)          34
                                             ------         -------        ------       ------          ------
  Net income (loss).....................     $ (450)        $   394        $  (56)      $  246          $  190
                                             ======         =======        ======       ======          ======
  Net income (loss) per common share....                                   $ 0.00                       $ 0.02
                                                                           ======                       ======
  Weighted average number of common
     shares outstanding.................                                    9,266                       12,266
                                                                           ======                       ======

    See accompanying notes to the Unaudited Pro Forma Financial Statements.

                                      F1-4

                          BRIGHAM EXPLORATION COMPANY

             NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The accompanying Unaudited Pro Forma Financial Statements of the Company have been prepared to give effect to the Exchange, the issuance of employee stock options under the 1997 Incentive Plan and the issuance of Common Stock pursuant to the Offering (and the application of the estimated net proceeds therefrom) as if such transactions had taken place on December 31, 1996 for purposes of the Unaudited Pro Forma Balance Sheet and as if the transactions had taken place on January 1, 1996 for purposes of the Unaudited Pro Forma Statement of Operations. The Company was formed in February 1997 with a capitalization of $30. As the Exchange is the conversion of a partnership to a corporation, the Exchange has been accounted for as a reorganization.

2. PRO FORMA ADJUSTMENTS AND PRO FORMA OFFERING ADJUSTMENTS

     The Unaudited Pro Forma Financial Statements reflect the following pro forma adjustments related to the consummation of the Exchange, the issuance of employee stock options under the 1997 Incentive Plan and the issuance of Common Stock pursuant to the Offering (and the application of the estimated net proceeds therefrom).

     a. To record current and deferred federal income tax expense as if the Partnership had been a taxable entity.

     b. To record (i) the issuance of 3,859,821 shares of Common Stock of the Company in exchange for all of the issued and outstanding stock of Brigham, Inc., (ii) the issuance of 3,314,286 shares of Common Stock of the Company in exchange for all of the partnership interests of the Partnership's other general partner and its limited partners and (iii) the issuance of 1,754,464 shares of Common Stock of the Company in exchange for all of the subordinated notes payable.

     c. To record unearned compensation and the amortization thereon related to employee stock options granted under the 1997 Incentive Plan in March 1997. A portion of the amortization of the unearned compensation was capitalized as part of the Company's amortizable base of the full cost pool to the extent that this cost was directly attributable to acquisition, exploration and development activities. Depletion of natural gas and oil properties was adjusted accordingly.

     d. To reflect the issuance of 3,000,000 shares of Common Stock at the assumed initial public offering price of $10.50 per share for estimated proceeds of $28,545,000, net of estimated underwriting discounts and expenses of this Offering.

     e. To record the partial use of the estimated net proceeds of the Offering to fully repay borrowings under the Revolving Credit Facility.

3. INCOME TAXES

     Upon consummation of the Exchange, the Company will record a deferred tax liability or asset for temporary differences between the financial statement and tax bases of assets and liabilities at the Exchange date given the provisions of enacted tax laws. Assuming the Exchange had occurred on December 31, 1996, the Company would have incurred an estimated charge of $5.1 million to record a deferred tax liability primarily reflecting the difference between the tax bases and the financial statement bases of the Partnership's natural gas and oil properties. As this will be a nonrecurring charge, it has not been included in the Unaudited Pro Forma Statement of Operations. The ultimate tax bases and related difference from financial statement bases cannot be ultimately determined until consummation of the Exchange, and such basis differences will change depending upon the level and nature of operations and the amount of taxable income and deductions allocated to the partners through the date of the Exchange. Such basis differences could vary materially from this estimate.

                                      F1-5

                          BRIGHAM EXPLORATION COMPANY

4. NET LOSS PER COMMON SHARE


     Pro forma net loss per common share is presented giving effect to the number of shares outstanding subsequent to the Exchange (8,928,574 shares) and giving effect to 644,097 stock options issued under the 1997 Incentive Plan on February 28, 1997. These options, which have an exercise price of $5.00 per share, are treated as Common Stock equivalents. The number of equivalent shares was determined by the treasury stock method based on the offering price of $10.50 per share. In addition to the effect of these events, pro forma, as adjusted, net loss per common share gives effect to the 3,000,000 shares of Common Stock issued pursuant to the Offering.



5. STOCK COMPENSATION



     In March 1997 the Compensation Committee of the Board of Directors of the Company granted 644,097 stock options to key employees of the Company. These options have an exercise price of $5.00 per share, expire in 2004, and will vest in varying amounts through 2003. In accordance with SFAS 123, the Company has elected to follow the accounting provisions of Accounting Principles Board Opinion No. 25 for stock-based compensation and record unearned compensation, a deduction from stockholders' equity, for the difference between the market value of the Company's stock on the grant date and the exercise price of the options. This amount, which the Company estimates will be $2.9 million, will be amortized over the appropriate vesting period (see Note 2.c).



     As provided under SFAS 123, the Company estimates that the fair value of these options on their grant date, using the Black-Sholes Option Pricing Model, will be $4.6 million ($7.19 per option). This valuation has been determined using the following assumptions: risk free interest rate of 6.24%; volatility factor of the expected market price of the Company's common stock of 38%; no expected dividends; and weighted average option lives of 7.3 years. If this valuation method were elected for accounting purposes, the estimated fair value of $4.6 million would be amortized over the appropriate vesting periods of the options through 2003, resulting in a pro forma net loss for the year ended December 31, 1996 of $281,000, or $0.03 per common share, and a pro forma, as adjusted, net loss of $35,000, or $0.00 per common share.


                                      F1-6

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Brigham Exploration Company

     In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Brigham Exploration Company at February 26, 1997, in conformity with generally accepted accounting principles. This balance sheet is the responsibility of the Company's management; our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
February 26, 1997, except as to Notes 1 and 3, which are as of February 27, 1997

                                      F2-1

                          BRIGHAM EXPLORATION COMPANY
                     (A NEWLY FORMED DELAWARE CORPORATION)

                                 BALANCE SHEET
                               FEBRUARY 26, 1997

Assets:
  Cash..................................  $30
                                          ===
Stockholders' equity:
  Preferred stock, $.01 par value, 10
     million shares authorized, none
     issued and outstanding.............  $--
  Common stock, $.01 par value, 30
     million shares authorized, 3 shares
     issued and outstanding.............   --
  Additional paid-in capital............   30
                                          ---
          Total stockholders' equity....  $30
                                          ===

                  See accompanying notes to the balance sheet.

                                      F2-2

                          BRIGHAM EXPLORATION COMPANY
                     (A NEWLY FORMED DELAWARE CORPORATION)

                           NOTES TO THE BALANCE SHEET
                               FEBRUARY 26, 1997

1. ORGANIZATION AND BUSINESS PURPOSE

     Brigham Exploration Company (the "Company") is a Delaware corporation formed on February 25, 1997 for the purpose of exchanging its common stock for the common stock of Brigham, Inc. and the partners' interests in Brigham Oil & Gas, L.P. (the "Partnership"). Subsequent to the Exchange, which occurred on February 27, 1997, the Company and its subsidiary hold all Partnership interests. Additionally, the Company exchanged shares with the holder of the Partnership's subordinated convertible notes which would otherwise be convertible into a 19.65% interest in the Partnership. These transactions are referred to as the "Exchange". In completing the Exchange, the Company issued 8,928,571 shares of common stock to the stockholders of Brigham, Inc., the partners of the Partnership and the holder of the Partnership's subordinated notes payable. As the Exchange is the conversion of a partnership into a corporation, the Exchange has been accounted for as a reorganization.

     The Company expects to initiate a public issuance of common stock in early 1997.

2. STOCKHOLDERS' EQUITY

     The Board of Directors of the Company is empowered, without approval of stockholders, to cause shares of preferred stock to be issued in one or more series. The Board of Directors is authorized to fix and determine variations in designations, preferences and relative, participating, optional or other special rights and the limitations or restrictions of such rights and voting powers.

     Holders of common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of common stockholders. The common stock does not have cumulative voting rights. Holders of common stock are entitled to receive dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of holders of outstanding preferred stock.

3. STOCK COMPENSATION


     The Board of Directors and stockholders of the Company anticipate the adoption of an incentive plan, to be effective upon completion of the Exchange, which will provide for the issuance of stock options, stock appreciation rights, stock, restricted stock, cash or any combination of the foregoing. The objective of this plan will be to reward key employees whose performance may have a significant effect on the success of the Company. The Compensation Committee of the Board of Directors will determine the type of awards made to each participant and the terms, conditions and limitations applicable to each award. An aggregate of 1,588,169 shares of common stock will be reserved for issuance pursuant to this plan with 644,097 shares subject to initial grants of stock options at an exercise price of $5.00 per share. The Company estimates that the fair value of these options on their grant date, using the Black-Scholes option-pricing model, will be $4.6 million. In accordance with SFAS No. 123, the Company has elected to follow the accounting provisions of Accounting Principles Board Opinion No. 25 for stock-based compensation and record unearned compensation, a deduction from stockholders' equity, for the difference between the market value of the Company's stock on the grant date and the exercise price of the options. This amount, which the Company estimates will be $2.9 million, will be amortized over the appropriate vesting period.


     The Board of Directors and stockholders of the Company also anticipate the adoption of the 1997 Director Stock Option Plan, pursuant to which each newly elected nonemployee director shall be granted an option to purchase 1,000 shares of common stock and each nonemployee director will receive an option to purchase 500 shares of common stock on December 31 of each year. An aggregate of 25,000 shares of common stock will be reserved for issuance pursuant to this plan. The exercise price of options granted under

                                      F2-3
this plan will be equal to the fair market value of the underlying common stock on the date of grant. No compensation expense will result from options granted under this plan.

     On February 27, 1997, in connection with the Exchange (see Note 1), three employees who had been granted restricted interests in the Partnership in 1994 transferred, upon the initial filing of a registration statement with the SEC for a public offering of common stock, these partnership interests to the Company in exchange for 156,250 shares of restricted common stock. The terms of the restricted stock and the restricted partnership interests are substantially the same. The shares vest over a three year period ending in 1999. No compensation expense will result from this exchange.

                                      F2-4

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Brigham Oil & Gas, L.P.

     In our opinion, the accompanying balance sheets and the related statements of operations, of partners' capital and of cash flows present fairly, in all material respects, the financial position of Brigham Oil & Gas, L.P. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
February 26, 1997, except as to Notes 1 and 4, which are as of February 27, 1997

                                      F3-1

                            BRIGHAM OIL & GAS, L.P.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                             DECEMBER 31,
                                          ------------------
                                           1995       1996
                                          -------    -------
                           ASSETS

Current assets:
  Cash and cash equivalents.............  $ 1,802    $ 1,447
  Accounts receivable...................    1,256      2,696
  Prepaid expenses......................      177        152
                                          -------    -------
          Total current assets..........    3,235      4,295
                                          -------    -------
Natural gas and oil properties, at cost,
  net (including $3,460 and $7,068,
  respectively, not subject to
  depletion)............................   18,538     28,005
Other property and equipment, at cost,
  net...................................      684        532
Drilling advances paid..................      127        419
Other noncurrent assets.................      332        363
                                          -------    -------
                                          $22,916    $33,614
                                          =======    =======

             LIABILITIES AND PARTNERS' CAPITAL

Current liabilities:
  Accounts payable......................  $ 1,318    $ 2,937
  Accrued drilling costs................      588        915
  Participant advances received.........      333      1,137
  Other current liabilities.............      689        628
                                          -------    -------
          Total current liabilities.....    2,928      5,617
                                          -------    -------
Notes payable...........................       --      8,000
Subordinated notes payable -- related
  party.................................   16,000     16,000
Deferred interest payable -- related
  party.................................      113        433
Other noncurrent liabilities............      181        320
Commitments and contingencies
Partners' capital:
  General partners......................    3,620      3,190
  Limited partners......................       74         54
                                          -------    -------
          Total partners' capital.......    3,694      3,244
                                          -------    -------
                                          $22,916    $33,614
                                          =======    =======

The Partnership uses the full cost method to account for its natural gas and oil properties.

              See accompanying notes to the financial statements.

                                      F3-2

                            BRIGHAM OIL & GAS, L.P.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               1994      1995      1996
                                                              -------   -------   ------
Revenues:
  Natural gas and oil sales.................................  $ 2,565   $ 3,578   $6,141
  Workstation revenue.......................................      815       635      627
                                                              -------   -------   ------
                                                                3,380   4,213..    6,768
                                                              -------   -------   ------
Costs and expenses:
  Lease operating...........................................      491       761      726
  Production taxes..........................................      126       165      362
  General and administrative................................    1,785     1,897    2,199
  Depletion of natural gas and oil properties...............    1,104     1,626    2,323
  Depreciation and amortization.............................      561       533      487
                                                              -------   -------   ------
                                                                4,067     4,982    6,097
                                                              -------   -------   ------
          Operating income (loss)...........................     (687)     (769)     671
                                                              -------   -------   ------
Other income (expense):
  Interest income...........................................       56       128       52
  Interest expense..........................................      (76)     (187)    (373)
  Interest expense -- related party.........................     (592)     (749)    (800)
                                                              -------   -------   ------
          Net loss..........................................  $(1,299)  $(1,577)  $ (450)
                                                              =======   =======   ======
Unaudited pro forma information (Notes 1 and 2)
  Net loss..................................................                      $ (450)
  Pro forma Exchange adjustments............................                         233
                                                                                  ------
  Pro forma net loss before taxes...........................                        (217)
  Pro forma income tax benefit..............................                         161
                                                                                  ------
  Pro forma net loss........................................                      $  (56)
                                                                                  ======
  Pro forma net loss per common share.......................                      $ 0.00
                                                                                  ======
  Pro forma weighted average number of common shares
     outstanding............................................                       9,266
                                                                                  ======

              See accompanying notes to the financial statements.

                                      F3-3

                            BRIGHAM OIL & GAS, L.P.

                        STATEMENTS OF PARTNERS' CAPITAL
                                 (IN THOUSANDS)

                                                              GENERAL     LIMITED
                                                              PARTNERS    PARTNERS     TOTAL
                                                              --------    --------    -------
Balance at December 31, 1993................................  $ 6,364       $206      $ 6,570
          Net loss..........................................   (1,239)       (60)      (1,299)
                                                              -------       ----      -------
Balance at December 31, 1994................................    5,125        146        5,271
          Net loss..........................................   (1,505)       (72)      (1,577)
                                                              -------       ----      -------
Balance at December 31, 1995................................    3,620         74        3,694
          Net loss..........................................     (430)       (20)        (450)
                                                              -------       ----      -------
Balance at December 31, 1996................................  $ 3,190       $ 54      $ 3,244
                                                              =======       ====      =======

              See accompanying notes to the financial statements.

                                      F3-4

                            BRIGHAM OIL & GAS, L.P.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------   --------   --------
Cash flows from operating activities:
  Net loss..................................................  $(1,299)  $ (1,577)  $   (450)
  Adjustments to reconcile net loss to cash provided by
     operating activities:
     Depletion of natural gas and oil properties............    1,104      1,626      2,323
     Depreciation and amortization..........................      561        533        487
     Changes in working capital and other items:
       (Increase) decrease in accounts receivable...........    2,074        413     (1,440)
       (Increase) decrease in prepaid expenses..............      (29)      (107)        25
       Increase (decrease) in accounts payable..............   (1,451)       128      1,619
       Increase (decrease) in participant advances
          received..........................................     (170)        92        804
       Increase (decrease) in other current liabilities.....     (121)       151         60
       Increase in deferred interest payable -- related
          party.............................................       --        113        320
       Other noncurrent assets..............................      (43)       (26)      (224)
       Other noncurrent liabilities.........................       --         37        186
                                                              -------   --------   --------
          Net cash provided by operating activities.........      626      1,383      3,710
                                                              -------   --------   --------
Cash flows from investing activities:
  Additions to natural gas and oil properties...............   (5,445)    (7,935)   (13,612)
  Proceeds from the sale of natural gas and oil
     properties.............................................       --         --      2,149
  Additions to other property and equipment.................      (62)       (51)       (41)
  (Increase) decrease in drilling advances paid.............       44        (19)      (292)
                                                              -------   --------   --------
          Net cash used by investing activities.............   (5,463)    (8,005)   (11,796)
                                                              -------   --------   --------
Cash flows from financing activities:
  Proceeds from issuance of subordinated notes payable......       --     16,000         --
  Increase in notes payable.................................    4,950      2,560      8,000
  Repayment of notes payable................................       --    (10,510)        --
  Principal payments on capital lease obligations...........     (316)      (326)      (269)
                                                              -------   --------   --------
          Net cash provided by financing activities.........    4,634      7,724      7,731
                                                              -------   --------   --------
Net increase (decrease) in cash and cash equivalents........     (203)     1,102       (355)
Cash and cash equivalents, beginning of year................      903        700      1,802
                                                              -------   --------   --------
Cash and cash equivalents, end of year......................  $   700   $  1,802   $  1,447
                                                              =======   ========   ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..................  $   667   $    654   $    762
                                                              =======   ========   ========
Supplemental disclosure of noncash investing and financing
  activities:
  Capital lease asset additions.............................  $   361   $    208   $    101
                                                              =======   ========   ========

              See accompanying notes to the financial statements.

                                      F3-5

                            BRIGHAM OIL & GAS, L.P.

                       NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

     Brigham Oil & Gas, L.P. (the "Partnership") was formed in May 1992 to explore and develop onshore domestic natural gas and oil properties using 3-D seismic imaging and other advanced technologies. Since its inception, the Partnership has focused its exploration and development of natural gas and oil properties in the Permian and Hardeman Basins of West Texas, the Anadarko Basin and the Gulf Coast.

     Brigham, Inc. is the managing general partner of the Partnership and owned a 54% interest in the Partnership. Brigham, Inc. generally directs all activities of the Partnership. Until February 27, 1997, the other general partner held a 38% interest in the Partnership, had participating rights in certain Major Decisions, as defined, and had a preference in the allocation of profits and other items.

     Pursuant to an Exchange Agreement dated February 26, 1997 (the "Exchange Agreement") and upon the initial filing on February 27, 1997 of a registration statement with the Securities and Exchange Commission for a public offering of common stock, the shareholders of Brigham, Inc. transferred all of the outstanding stock of Brigham, Inc. to a newly formed entity, Brigham Exploration Company (the "Company"), in exchange for shares of common stock of the Company. Brigham, Inc. is a Texas corporation whose only asset is its ownership interest in the Partnership. Pursuant to the Exchange Agreement, the Partnership's other general partner and the limited partners also transferred all of their partnership interests to the Company in exchange for shares of common stock of the new entity. Furthermore, the holders of the subordinated convertible notes (see Note 4) transferred these notes to the Company in exchange for shares of common stock. As a result of these transactions, hereafter referred to as the "Exchange," the Company now owns all the partnership interests in the Partnership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

  Cash and Cash Equivalents

     The Partnership considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

  Property and Equipment

     The Partnership uses the full cost method of accounting for its investment in natural gas and oil properties. Under this method, all acquisition, exploration and development costs, including leasehold acquisition costs, geological and geophysical expenditures, dry hole costs and tangible and intangible development costs, incurred for the purpose of finding natural gas and oil reserves are capitalized. Included in the Partnership's investment in natural gas and oil properties as of December 31, 1994, 1995 and 1996 are general and administrative costs of $1,320,114, $1,640,196 and $1,826,013, respectively. These capitalized general and administrative costs consist primarily of the compensation and benefit costs of exploration department personnel which are directly attributable to the Partnership's acquisition, exploration and development activities. Other internal costs (primarily including office rent and technical computer maintenance and support) are capitalized to the extent they are attributable to the Partnership's natural gas and oil property acquisition and exploration activities and would not otherwise be incurred if such activities were not being undertaken.

                                      F3-6

                            BRIGHAM OIL & GAS, L.P.

     The capitalized costs of the Partnership's natural gas and oil properties plus future development, dismantlement, restoration and abandonment costs (the "Amortizable Base"), net of estimated salvage values, are amortized using the unit-of-production method based upon estimates of total proved reserve quantities. The Partnership's capitalized costs of its natural gas and oil properties, net of accumulated depletion, are limited to the total of estimated future net cash flows from proved natural gas and oil reserves, discounted at ten percent, plus the cost of unevaluated properties. The Partnership's only active cost center since inception has been the United States of America. There are many factors, including global events, that may influence the production, processing, marketing and valuation of natural gas and oil. A reduction in the valuation of natural gas and oil properties resulting from declining prices or production could adversely impact depletion rates and ceiling test limitations.

     All costs directly associated with the acquisition and evaluation of unproved properties are initially excluded from the Amortizable Base. Upon the interpretation by the Partnership of the 3-D seismic data associated with unproved properties, the geological and geophysical costs of acreage that is not specifically identified as prospective are added to the Amortizable Base. Geological and geophysical costs associated with prospective acreage, as well as leasehold costs, are added to the Amortizable Base when the prospects are drilled. Costs of prospective acreage are reviewed annually for impairment on a property-by-property basis.

     Effective January 1, 1996, the Partnership conformed its accounting policy for the full cost method of accounting to that permitted by Rule 4-10 of the Security and Exchange Commission's Regulation S-X. The financial statements of prior years have been restated to apply the new accounting policy retroactively. The accounting change reduced the Partnership's net loss as previously reported in 1994 and 1995 by $1,186,005 and $1,389,840, respectively.

     Other property and equipment, which primarily consists of 3-D seismic interpretation workstations, are depreciated on a straight-line basis over the estimated useful lives of the assets after considering salvage value. Estimated useful lives are as follows:

Furniture and fixtures..................  10 years
Machinery and equipment.................   5 years
3-D seismic interpretation workstations
  and software..........................   3 years

     Betterments and major improvements that extend the useful lives are capitalized, while expenditures for repairs and maintenance of a minor nature are expensed as incurred.

  Revenue Recognition

     Joint interest owners may take more or less than their ownership interest of natural gas volumes from jointly owned reservoirs. The Partnership follows the sales method of accounting for imbalances. Under this method, the Partnership records a liability if its sales of natural gas volumes in excess of its entitlements from a jointly owned reservoir exceed its interest in the remaining estimated natural gas reserves of such reservoir. Volumetric production is monitored to minimize imbalances, and such imbalances as of December 31, 1994, 1995 and 1996 were not significant.

     Net realized gains or losses arising from the Partnership's crude oil price swaps (see Note 7) are recognized in the period incurred as a component of natural gas and oil sales.

     Industry participants in the Partnership's seismic programs are charged on an hourly basis for the work performed by the Partnership on its 3-D seismic interpretation workstations. The Partnership recognizes workstation revenue as service is provided.

                                      F3-7

                            BRIGHAM OIL & GAS, L.P.

  Federal and State Income Taxes

     The financial statements include only those assets, liabilities and operations that relate to the business of the Partnership. The financial statements do not include any assets, liabilities or operations attributable to the partners' individual activities. No provision has been made for income taxes since these taxes are the responsibility of the partners.

     Upon consummation of the Exchange, the Company will record a deferred tax liability or asset for temporary differences between the financial statement and tax bases of assets and liabilities at the Exchange date given the provisions of enacted tax laws. Assuming the Exchange had occurred on December 31, 1996, the Company would have incurred an estimated charge of $5.1 million to record a deferred tax liability primarily reflecting the difference between the tax bases and the financial statement bases of the Partnership's natural gas and oil properties. The ultimate tax bases and related difference from financial statement bases have not been determined and such basis differences will change depending upon the level and nature of operations and the amount of taxable income and deductions allocated to the partners through the date of the Exchange. Such basis differences could vary materially from this estimate.

  Unaudited Pro Forma Information

     The Partnership's legal form has no relation to the capital structure of the Company after the Exchange. As a result, historical loss per unit amounts are not relevant and have not been presented.

     Pro forma net loss for the year ended December 31, 1996 reflects the Exchange, including income taxes that would have been recorded had the Partnership been a taxable entity. Pro forma exchange adjustments primarily represent the amortization of the compensation expense related to employee stock options granted upon the formation of the Company (see Note 8), and the reduction of interest expense related to the transfer of the subordinated notes payable to the Company as part of the Exchange. Pro forma income taxes have been included in the Statement of Operations pursuant to the rules and regulations of the SEC for instances when a partnership becomes subject to federal income taxes.


     Pro forma net loss per common share is presented giving effect to the number of shares outstanding subsequent to the Exchange (8,928,574 shares) and giving effect to the shares to be issued under the anticipated February 1997 employee stock option grants (see Note 8). Pro forma net loss per common share was calculated using the treasury stock method.


  Reclassification of Prior Years

     Prior year financial statements have been reclassified to conform to 1996 presentations.

                                      F3-8

                            BRIGHAM OIL & GAS, L.P.

3. PROPERTY AND EQUIPMENT

     Property and equipment, at cost, are summarized as follows (in thousands):

                                             DECEMBER 31,
                                          ------------------
                                           1995       1996
                                          -------    -------
Natural gas and oil properties..........  $25,765    $37,555
Accumulated depletion...................   (7,227)    (9,550)
                                          -------    -------
                                           18,538     28,005
                                          -------    -------
Other property and equipment:
  3-D seismic interpretation
     workstations and software..........    1,351      1,456
  Office furniture and equipment........      347        384
  Accumulated depreciation..............   (1,014)    (1,308)
                                          -------    -------
                                              684        532
                                          -------    -------
                                          $19,222    $28,537
                                          =======    =======

     On January 30, 1996, the Partnership sold its interest in certain producing properties for $2.1 million. A gain or loss was not recognized on this transaction because the Partnership applies the full cost method of accounting for its investment in natural gas and oil properties.

4. NOTES PAYABLE AND SUBORDINATED NOTES PAYABLE

     The notes payable pertain to a revolving credit facility, due 1999, entered into by the Partnership in April 1996. This facility provides for borrowings up to $25 million and is secured by the Partnership's natural gas and oil properties. The Partnership's borrowings under the revolving credit facility are limited to a borrowing base determined semiannually by the lender. This determination is based upon the Partnership's proved natural gas and oil properties.

     The amounts outstanding under the revolving credit facility bear interest, at the borrower's option, at the Base Rate or (i) LIBOR plus 1.75% if the principal outstanding is less than or equal to 50% of the borrowing base, (ii) LIBOR plus 2.0% if the principal outstanding is less than or equal to 75% but more than 50% of the borrowing base, and (iii) LIBOR plus 2.25% if the principal outstanding is greater than 75% of the borrowing base. The Base Rate is the fluctuating of interest per annum established from time to time by the lender. The Company also pays a quarterly commitment fee of 0.5% per annum for the unused portion of the borrowing base.

     The Company is subject to certain covenants under the terms of the revolving credit facility. The financial ratios that the Partnership was required to meet at December 31, 1996 were as follows: (i) the ratio of current assets, as defined in the borrowing agreement, to current liabilities must be at least 1.0 to 1.0, and (ii) the debt service coverage ratio of net cash flow to debt service for the three months ended December 31, 1996 must be at least 2.25 to 1.0. The revolving credit facility contains certain other affirmative and negative covenants, including limitations on additional indebtedness and restrictions on the payment of dividends. The Partnership is currently in compliance with all covenants.

     The subordinated notes payable bear interest at 5% per annum and are due in 2002. The notes are convertible into a 19.65% interest in the Partnership at any time prior to maturity and are unsecured. A representative of the holders of these notes is a member of the Partnership's management committee. Interest payments of 3% are due semi-annually and the remaining 2% is deferred until maturity. As part of the Exchange (see Note 1), the holders of these notes exchanged the notes for shares of the Company's common stock.

                                      F3-9

                            BRIGHAM OIL & GAS, L.P.

5. CAPITAL LEASE OBLIGATIONS

     Property under capital leases consists of the following (in thousands):

                                           DECEMBER 31,
                                          --------------
                                          1995     1996
                                          -----    -----
3-D seismic interpretation workstations
  and software..........................  $ 668    $ 525
Office furniture and equipment..........     58       17
                                          -----    -----
                                            726      542
Accumulated depreciation and
  amortization..........................   (324)    (305)
                                          -----    -----
                                          $ 402    $ 237
                                          =====    =====

     The obligations under capital leases are at fixed interest rates ranging from 11% to 17% and are collateralized by property, plant and equipment. The future minimum lease payments under the capital leases and the present value of the net minimum lease payments at December 31, 1996 are as follows (in thousands):

1997........................................................  $ 204
1998........................................................    105
1999........................................................     28
                                                              -----
Total minimum lease payments................................    337
Estimated executory costs included in capital leases........    (74)
                                                              -----
Net minimum lease payments..................................    263
Amounts representing interest...............................    (32)
                                                              -----
Present value of net minimum lease payments.................    231
Less: current portion.......................................   (133)
                                                              -----
Noncurrent portion..........................................  $  98
                                                              =====

6. COMMITMENTS AND CONTINGENCIES

     The Partnership is, from time to time, party to certain lawsuits and claims arising in the ordinary course of business. While the outcome of lawsuits and claims cannot be predicted with certainty, management does not expect these matters to have a materially adverse effect on the financial condition, results of operations or cash flows of the Partnership.

     The Partnership leases office equipment and space under operating leases expiring at various dates through 2007. The future minimum annual rental payments under the noncancelable terms of these leases at December 31, 1996, are as follows (in thousands):

1997........................................................  $  526
1998........................................................     610
1999........................................................     610
2000........................................................     543
2001........................................................     543
Thereafter..................................................     272
                                                              ------
                                                              $3,104
                                                              ======

     The Partnership has an option to cancel an office space lease at July 1, 2002. Additional rental payments of $2.6 million will be required for years 2002 through 2007 if the Partnership does not elect to cancel the lease.

                                      F3-10

                            BRIGHAM OIL & GAS, L.P.

     Rental expense for the years ended December 31, 1994, 1995 and 1996 was $202,923, $239,715 and $253,112, respectively.

     Since the Partnership's major products are commodities, significant changes in the prices of natural gas and oil could have a significant impact on the Partnership's results of operations for any particular year.

     As of December 31, 1996, there were no known environmental or other regulatory matters related to the Partnership's operations which are reasonably expected to result in a material liability to the Partnership. Compliance with environmental laws and regulations has not had, and is not expected to have, a material adverse effect on the Partnership's capital expenditures, earnings or competitive position.

     During 1996, approximately 16%, 12% and 10% of the Partnership's natural gas and oil production was sold to three separate customers. During 1995, approximately 14%, 11%, 10%, and 10% of the Partnership's natural gas and oil production was sold to four separate customers. During 1994, approximately 15%, 15%, 13%, 13%, and 11% of the Partnership's natural gas and oil production was sold to five separate customers. However, due to the availability of other markets, the Partnership does not believe that the loss of any one of these individual customers would adversely affect the Partnership's result of operations.

7. FINANCIAL INSTRUMENTS

     The Partnership periodically enters into crude oil price swap agreements which require payments to (or receipts from) counterparties based on the differential between a fixed price and a variable price for a fixed quantity of crude oil without the exchange of the underlying crude oil volumes. The notional amounts of these derivative financial instruments are based on planned production from existing wells. The Partnership uses these derivative financial instruments to manage market risks resulting from fluctuations in crude oil prices. Crude oil price swaps are effective in minimizing these risks by creating essentially equal and offsetting market exposures. The derivative financial instruments held by the Partnership are not leveraged and are held for purposes other than trading.

     At December 31, 1996, the Partnership was a party to crude oil price swap based on an average notional volume of 7,550 barrels of crude oil per month and a fixed price of $22.70 per barrel. The contract expires in May 1997. The fair market value of the crude oil price swap at December 31, 1996, based on the market price of crude oil in December 1996, was $41,902.

     The Partnership's non-derivative financial instruments include cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of their immediate or short maturities. The carrying value of the Partnership's revolving credit facility (see Note 4) approximates its fair market value since it bears interest at floating market interest rates. At December 31, 1996, the carrying amount of the Partnership's subordinated notes payable exceeded the fair market value by $1.9 million, based on current rates offered to the Partnership for debt of the same remaining maturity.

     The Partnership's accounts receivable relate to natural gas and oil sales to various industry companies, amounts due from industry participants for expenditures made by the Partnership on their behalf and workstation revenues. Credit terms, typical of industry standards, are of a short-term nature and the Partnership does not require collateral. The Partnership's accounts receivable at December 31, 1996 do not represent significant credit risks as they are dispersed across many counterparties. Counterparties to the crude oil price swaps are investment grade financial institutions. Accordingly, the Partnership does not anticipate any material effect on its financial position or results of operations as a result of nonperformance by the third parties on the crude oil price swaps.

                                      F3-11

                            BRIGHAM OIL & GAS, L.P.

8. EMPLOYEE BENEFIT PLANS

  Retirement Savings Plan

     During 1996 the Partnership adopted a defined contribution 401(k) plan for substantially all of its employees. Eligible employees may contribute up to 15% of their compensation to this plan. The 401(k) plan provides that the Partnership may, at its discretion, match employee contributions. The Partnership did not match employee contributions in 1996.

  Stock Compensation

     The Board of Directors and stockholders of the Company (see Note 1) anticipate the adoption of an incentive plan, to be effective upon completion of the Exchange (see Note 1), which will provide for the issuance of stock options, stock appreciation rights, stock, restricted stock, cash or any combination of the foregoing. The objective of this plan will be to reward key employees whose performance may have a significant effect on the success of the Company. An aggregate of 1,588,169 shares of the Company's common stock will be reserved for issuance pursuant to this plan. The Compensation Committee of the Board of Directors will determine the type of awards made to each participant and the terms, conditions and limitations applicable to each award.

     The Company's Board of Directors also anticipates that it will grant 644,097 stock options prior to the completion of the proposed initial public offering (see Note 1). These options will be granted under the incentive plan established as part of the Exchange and will have an exercise price less than the public offering price. This grant will result in noncash compensation expense which will be recognized over the appropriate vesting period.

     In 1994 three employees were granted restricted interests in the Partnership which vest in increments through July 1999. At the date of grant, the value of these interests was immaterial. On February 26, 1997, in connection with the Exchange Agreement (see Note 1), the three employees agreed to transfer, upon the initial filing in early 1997 of a Registration Statement with the SEC for a public offering of common stock, these partnership interests to the Company in exchange for 156,250 shares of restricted common stock of the Company. The terms of the restricted stock and the restricted partnership interests are substantially the same. The shares vest over a three-year period ending in 1999. No compensation expense will result from this exchange.

9. RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1994, 1995 and 1996, the Partnership paid approximately $310,000, $382,000 and $596,000, respectively, in fees for land acquisition services performed by a company owned by a brother of the Partnership's President and Chief Executive Officer. Other participants in the Partnership's 3-D seismic projects reimbursed the partnership for most of these amounts.

     The Partnership also participates in various industry projects with affiliates of the holder of the subordinated notes payable (see Note 4). During 1995 and 1996, the Partnership received approximately $25,000 and $123,000, respectively, for workstation time and geoscientists' time spent interpreting 3-D seismic data and workstation use. In addition, the Partnership sold to an affiliate of the holders of the subordinated notes payable an interest in (i) a 3-D project for approximately $525,000 in 1994, (ii) a 3-D project for approximately $75,000 in 1995 and (iii) two 3-D delineated potential drilling locations and 3-D seismic data for approximately $83,000 in 1996.

     In 1995 and 1996, the Partnership paid $35,000 and $110,000 for working interests in natural gas and oil properties owned by affiliates of a member of the Partnership's management committee. The Partnership

                                      F3-12

                            BRIGHAM OIL & GAS, L.P.

billed the affiliates $201,000, $13,000 and $68,000 in 1994, 1995 and 1996,
respectively, for their proportionate share of the costs related to this project.

     A limited partner and member of the Partnership's management committee served as a consultant to the Partnership on various aspects of the Partnership's business and strategic issues. Fees paid for these services by the Partnership were $72,000 for each of the twelve month periods ended December 31, 1994 and 1995 and $79,200 for the twelve month period ended December 31, 1996.

10. NATURAL GAS AND OIL EXPLORATION AND PRODUCTION ACTIVITIES

     The tables presented below provide supplemental information about natural gas and oil exploration and production activities as defined by SFAS No. 69, "Disclosures about Oil and Gas Producing Activities."

  Results of Operations for Natural Gas and Oil Producing Activities (in thousands)

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              1994     1995     1996
                                                             ------   ------   ------
Natural gas and oil sales..................................  $2,565   $3,578   $6,141
Costs and expenses:
  Lease operating..........................................     491      761      726
  Production taxes.........................................     126      165      362
  Depletion of natural gas and oil properties..............   1,104    1,626    2,323
                                                             ------   ------   ------
Total costs and expenses...................................   1,721    2,552    3,411
                                                             ------   ------   ------
                                                             $  844   $1,026   $2,730
                                                             ======   ======   ======
Depletion per physical unit of production (equivalent Mcf
  of gas)..................................................  $ 1.10   $ 1.22   $ 1.13
                                                             ======   ======   ======

     Natural gas and oil sales reflect the market prices of net production sold or transferred, with appropriate adjustments for royalties, net profits interest and other contractual provisions. Lease operating expenses include lifting costs incurred to operate and maintain productive wells and related equipment, including such costs as operating labor, repairs and maintenance, materials, supplies and fuel consumed. Production taxes include production and severance taxes. No provision has been made for income taxes since these taxes are the responsibility of the partners (see Note 2). Depletion of natural gas and oil properties relates to capitalized costs incurred in acquisition, exploration and development activities. Results of operations do not include interest expense and general corporate amounts.

  Costs Incurred and Capitalized Costs

     The costs incurred in natural gas and oil acquisition, exploration and development activities follow (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Costs incurred for the year:
  Exploration...............................................  $ 6,893    $10,527
  Property acquisition......................................    1,885      6,195
  Development...............................................      713      1,328
  Proceeds from participants................................   (1,296)    (4,111)
                                                              -------    -------
                                                              $ 8,195    $13,939
                                                              =======    =======

                                      F3-13

                            BRIGHAM OIL & GAS, L.P.

     Costs incurred represent amounts incurred by the Partnership for exploration, property acquisition and development activities. Periodically, the Partnership will receive proceeds from participants subsequent to project initiation for an assignment of an interest in the project. These payments are represented by proceeds from participants.

     Capitalized costs related to natural gas and oil acquisition, exploration and development activities follow (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Cost of natural gas and oil properties at year-end:
  Proved....................................................  $22,305    $30,487
  Unproved..................................................    3,460      7,068
                                                              -------    -------
  Total capitalized costs...................................   25,765     37,555
  Accumulated depletion.....................................   (7,227)    (9,550)
                                                              -------    -------
                                                              $18,538    $28,005
                                                              =======    =======

     Following is a summary of costs (in thousands) excluded from depletion at December 31, 1996, by year incurred. At this time, the Partnership is unable to predict either the timing of the inclusion of these costs and the related natural gas and oil reserves in its depletion computation or their potential future impact on depletion rates.

                                                         YEAR ENDED DECEMBER 31,
                                                        -------------------------
                                         PRIOR YEARS    1994     1995      1996      TOTAL
                                         -----------    -----    -----    -------    ------
Property acquisition...................    $1,418        $434     $694     $2,515    $5,061
Exploration............................       480          51      234      1,242     2,007
                                           ------        ----     ----     ------    ------
Total..................................    $1,898        $485     $928     $3,757    $7,068
                                           ======        ====     ====     ======    ======

11. NATURAL GAS AND OIL RESERVES AND RELATED FINANCIAL DATA (UNAUDITED)

     Information with respect to the Partnership's natural gas and oil producing activities is presented in the following tables. Reserve quantities as well as certain information regarding future production and discounted cash flows were determined by the Partnership's independent petroleum consultants and internal petroleum reservoir engineer.

                                      F3-14

                            BRIGHAM OIL & GAS, L.P.

  Natural Gas and Oil Reserve Data

     The following tables present the Partnership's estimates of its proved natural gas and oil reserves. The Partnership emphasizes that reserve estimates are approximates and are expected to change as additional information becomes available. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, there can be no assurance that the reserves set forth herein will ultimately be produced nor can there be assurance that the proved undeveloped reserves will be developed within the periods anticipated. A substantial portion of the reserve balances were estimated utilizing the volumetric method, as opposed to the production performance method.

                                          NATURAL GAS      OIL
                                            (MMCF)       (MBBLS)
                                          -----------    -------
Proved reserves at December 31, 1993....       227          336
  Revisions to previous estimates.......       102          (26)
  Extensions, discoveries and other
     additions..........................     3,415          852
  Production............................      (165)        (140)
                                            ------        -----
Proved reserves at December 31, 1994....     3,579        1,022
  Revisions to previous estimates.......    (1,600)        (214)
  Extensions and discoveries............     2,555        1,055
  Sales of minerals-in-place............        (6)         (14)
  Production............................      (271)        (177)
                                            ------        -----
Proved reserves at December 31, 1995....     4,257        1,672
  Revisions of previous estimates.......    (1,005)        (232)
  Extensions, discoveries and other
     additions..........................     7,742          996
  Purchase of minerals-in-place.........       260            3
  Sales of minerals-in-place............      (299)        (272)
  Production............................      (698)        (227)
                                            ------        -----
Proved reserves at December 31, 1996....    10,257        1,940
                                            ======        =====
Proved developed reserves at December
  31:
  1994..................................     1,849          915
  1995..................................     3,819        1,274
  1996..................................     6,034        1,453

     Proved reserves are estimated quantities of crude natural gas and oil which geological and engineering data indicate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

                                      F3-15

                            BRIGHAM OIL & GAS, L.P.

  Standardized Measure of Discounted Future Net Cash Inflows and Changes Therein

     The following table presents a standardized measure of discounted future net cash inflows (in thousands) relating to proved natural gas and oil reserves. Future cash flows were computed by applying year end prices of natural gas and oil relating to the Partnership's proved reserves to the estimated year-end quantities of those reserves. Future price changes were considered only to the extent provided by contractual agreements in existence at year-end. Future production and development costs were computed by estimating those expenditures expected to occur in developing and producing the proved natural gas and oil reserves at the end of the year, based on year-end costs. Actual future cash inflows may vary considerably and the standardized measure does not necessarily represent the fair value of the Partnership's natural gas and oil reserves.

                                                   DECEMBER 31,
                                          -------------------------------
                                           1994        1995        1996
                                          -------    --------    --------
Future cash inflows.....................  $22,544    $ 38,333    $ 84,987
Future development and production
  costs.................................   (8,148)    (12,543)    (20,998)
                                          -------    --------    --------
Future net cash inflows.................  $14,396    $ 25,790    $ 63,989
                                          =======    ========    ========
Standardized measure of future net cash
  inflows discounted at 10% per annum...  $10,240    $ 18,222    $ 44,506(1)
                                          =======    ========    ========

---------------

(1) The earnings of the Partnership are not subject to income taxes as the Partnership is a non-taxpaying entity (see Note 2). Once the Partnership consummates the proposed Exchange (see Note 1), the successor entity will be a taxable corporation. The estimated pro forma income taxes, discounted at 10%, are approximately $12,146,000 as of December 31, 1996, resulting in pro forma discounted net cash flows of approximately $32,360,000 as of December 31, 1996.

     The average natural gas and oil prices used to calculate the future net cash inflows at December 31, 1996 were $3.62 per Mcf and $24.66 per barrel, respectively. At December 31, 1996 and February 14, 1997, respectively, the NYMEX price for oil was $25.92 per barrel and $22.41 per barrel and the NYMEX price for natural gas was $2.76 per MMBtu and $1.97 per MMBtu.

     Changes in the future net cash inflows (in thousands) discounted at 10% per annum follow:

                                                  DECEMBER 31,
                                          -----------------------------
                                           1994       1995       1996
                                          -------    -------    -------
Beginning of period.....................  $ 3,158    $10,240    $18,222
  Sales of natural gas and oil produced,
     net of production costs............   (1,948)    (2,652)    (5,053)
  Development costs incurred............       69        169        246
  Extensions and discoveries............    9,124     11,669     29,457
  Purchases of minerals-in-place........       --         --        384
  Sales of minerals-in-place............       --       (198)    (2,380)
  Net change in prices and production
     costs..............................      139      1,394      7,023
  Change in future development costs....     (619)       419        303
  Changes in production rates and
     other..............................       36       (364)      (342)
  Revisions of quantity estimates.......     (130)    (3,479)    (5,176)
  Accretion of discount.................      411      1,024      1,822
                                          -------    -------    -------
End of period...........................  $10,240    $18,222    $44,506
                                          =======    =======    =======

                                      F3-16

                                                                      APPENDIX A

                               February 14, 1997

Mr. Jon L. Glass
Brigham Oil & Gas, L.P.
5949 Sherry Lane, Suite 1616
Dallas, Texas 75225

  Re: Evaluation
      BRIGHAM OIL & GAS, L.P. INTERESTS
      Proved Reserves
      As of December 31, 1996

      Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Partnership
      Reserves and Future Net Revenue

Dear Mr. Glass:

     As requested, we are submitting our estimated proven reserves and future net cash flows, as of December 31, 1996, attributable to the interests of Brigham Oil & Gas, L.P. in certain oil and natural gas properties. The evaluated properties are located in various counties in Kansas, New Mexico, Oklahoma and Texas. This report was prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

     Composite forecasts for the total proved, proved developed producing, proved developed non-producing and proved undeveloped estimates are presented by category in the accompanying Tables I-P, I-PDP, I-PDNP and I-PUD, respectively. The estimated net proved reserves and future net cash flow for all three categories are summarized as follows:

                                                NET RESERVES                         FUTURE NET CASH FLOW
                                   --------------------------------------    -------------------------------------
                                         OIL                  GAS                                    PRESENT WORTH
            CATEGORY                  (BARRELS)              (MCF)                  TOTAL               AT 10%
            --------               ----------------    ------------------    --------------------    -------------
Proved Developed:
  Producing......................     1,293,456             4,880,441            $38,532,070          $28,543,340
  Non-Producing..................       159,238             1,153,825              5,649,492            2,395,028
  Proved Undeveloped.............       487,216             4,222,257             19,806,950           13,567,850
                                      ---------            ----------            -----------          -----------
          Total Proved...........     1,939,910            10,256,523            $63,988,512          $44,506,218
                                      =========            ==========            ===========          ===========

     Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its "present worth". The present worth is shown to indicate the effort of time on the value of money and should not be construed as being the fair market value of the properties.

     The oil reserves include oil and condensate. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

     Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interests in acreage beyond the location for which undeveloped reserves have been estimated.

     Oil and gas prices being received at December 31, 1996 were utilized as furnished. Direct lease operating expenses are based on historical data for 1995 and 1996 and do not include general and administrative overhead. Investments are capital costs for pumping unit installations, work-overs and drilling costs and were utilized as furnished. All economic factors were held constant in accordance with SEC guidelines.

     An on-site field inspection of the properties has not been performed nor have the mechanical operation or condition of the wells and their related facilities been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.

     The reserve classifications and the economic considerations used herein conform to the criteria of the Securities and Exchange Commission. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered.

     The proved reserve estimates and economic forecasts were based upon interpretations of data furnished by your office and available from our files. All estimates represent our best judgment based on the data available at the time of preparation. It should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual costs incurred could be more or less than the estimated amounts. Additionally, the prices and costs may vary from those utilized which may increase or decrease both the estimated proved reserve volumes and future net revenues therefrom.

     Ownership interests in the oil and natural gas properties were accepted as furnished by Brigham Oil & Gas, L.P., and has not been independently confirmed. We are independent registered professional engineers and geologists. We do not own an interest in the properties of Brigham Oil & Gas, L.P. and are not employed on a contingent basis. Our workpapers and related data utilized in the preparation of these estimates are available in our office.

                                     Yours very truly,

                                     Cawley, Gillespie & Associates, Inc.

                                                 /s/ AARON CAWLEY
                                     -------------------------------------------
                                                 Aaron Cawley, P.E.
                                              Executive Vice President

======================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           -----
Prospectus Summary.......................      3
Risk Factors.............................     10
The Company..............................     16
Use of Proceeds..........................     16
Dividend Policy..........................     17
Dilution.................................     17
Capitalization...........................     19
Selected Financial Data..................     20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................     22
Business and Properties..................     28
Management...............................     43
Certain Transactions.....................     48
Principal Stockholders...................     50
Description of Capital Stock.............     52
Shares Eligible for Future Sale..........     53
Underwriting.............................     54
Legal Matters............................     56
Experts..................................     56
Available Information....................     56
Glossary of Certain Oil and Gas Terms....     57
Index to Financial Statements............   F1-1
Letter of Cawley, Gillespie & Associates,
  Inc....................................    A-1

      UNTIL      , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE SHARES OF THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

======================================================

                                3,000,000 SHARES

                       [BRIGHAM EXPLORATION COMPANY LOGO]

                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                            BEAR, STEARNS & CO. INC.
                                 HOWARD, WEIL,
                             LABOUISSE, FRIEDRICHS
                                  INCORPORATED
                         RAUSCHER PIERCE REFSNES, INC.

                                                 , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses payable by Brigham Exploration Company (the "Registrant" or the "Company") in connection with the registration of the securities offered hereby, other than underwriting discounts and commissions, are as follows:

SEC Registration Fee........................................  $ 16,553
NASD Filing Fee.............................................     5,963
Nasdaq National Market Listing Fee..........................    48,208
Blue Sky Qualification Fees and Expenses....................     5,000
Accounting Fees and Expenses................................   200,000
Legal Fees and Expenses.....................................   250,000
Engineering Fees and Expenses...............................    10,000
Transfer Agent and Registrar Fees...........................     3,500
Printing and Engraving Expenses.............................    89,000
Miscellaneous...............................................   121,776
                                                              --------
          Total.............................................  $750,000
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     In accordance with Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"), the Company's Certificate of Incorporation includes a provision that, to the fullest extent permitted by law, eliminates the personal liability of members of its Board of Directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Such provision does not eliminate or limit the liability of a director (1) for any breach of a director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law, (3) for paying an unlawful dividend or approving an illegal stock repurchase (as provided in Section 174 of the DGCL) or (4) for any transaction from which the director derived an improper personal benefit.

     Under Section 145 of the DGCL, the Registrant has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

     In the case of an action by or in the right of the Registrant, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 of the DGCL further provides that to the extent a director or officer of the Registrant has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, that person shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred in connection therewith.

     The Registrant also has the power to purchase and maintain insurance on behalf of any person covering any liability incurred in that person's capacity as a director, officer, employee or agent of the corporation, or arising out of that person's status as such, whether or not the corporation would have the power to indemnify against the liability.

     The Certificate of Incorporation and Bylaws provide that the Registrant will indemnify its officers and directors and former officers and directors against any expenses, judgments or settlement payments sustained or paid by such persons as a result of having acted as an officer or director of the Registrant, or, at the request of the Registrant, as an officer, director, agent or employee of another business entity. The Certificate of Incorporation and Bylaws further provide that the Registrant may, by action of its Board of Directors, provide indemnification to employees and agents of the Registrant, individually or as a group, with the same scope and effect as the indemnification of directors and officers.

     The form of Indemnity Agreement contained in Exhibit 10.28 provides for the indemnification in certain instances against liability and expenses incurred in connection with proceedings brought by or in the right of the Company or by third parties by reason of a person serving as an officer or director of the Company.

     The form of Underwriting Agreement contained in Exhibit 1 provides for indemnification of the directors and officers signing the Registration Statement and certain controlling persons of the Company against certain liabilities (including certain liabilities under the Securities Act of 1933, (the "Securities Act")) in certain instances by the Underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following information relates to all securities issued or sold by the Registrant since inception and not registered under the Securities Act.

     Unless otherwise specifically provided, each of the transactions described below was conducted in reliance upon the exemption from registration provided in
Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. Furthermore, each of the certificates representing the Registrant's securities issued in connection with such transactions contains a restrictive legend, as appropriate, requiring each person acquiring such securities from the Registrant to furnish investment representations to the Registrant and stating that no underwriters participated in such transactions.


     The Registrant was formed on February 25, 1997. On February 26, 1997, the Company sold three shares of the Registrant's Common Stock to Ben M. Brigham, President of the Company. Pursuant to the terms of an Agreement and Plan of Reorganization dated February 26, 1997 (the "Exchange Agreement") the Company became the holding company for Brigham Oil & Gas, L.P., which will conduct the Registrant's operations and was formed in May 1992 (the "Partnership"). Pursuant to the terms of the Exchange Agreement, the limited partners of the Partnership received 634,868 shares of the Registrant's common stock. In addition, the general partners or their stockholders received 6,539,239 shares of the Registrant's common stock for each share of common stock of the general partner owned by such stockholder. Each certificate issued in connection with such exchange contained an appropriate restrictive legend.


     In August 1995, the Registrant issued $16 million principal amount of its 5% convertible subordinated notes (the "Notes") to Resource Investment Management Company. Immediately after the consummation of the exchange described above, RIMCO converted the Notes into 1,754,464 shares of the Registrant's common stock. Each certificate issued in connection with that conversion contained an appropriate restrictive legend.

     The Registrant and its predecessor have granted options to purchase an aggregate of 644,097 shares of Common Stock and issued 156,250 shares of restricted stock to officers and key employees.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         1               -- Form of Underwriting Agreement.
         2.1+            -- Exchange Agreement.
         3.1+            -- Certificate of Incorporation.
         3.2+            -- Composite Bylaws, as currently in effect.
         4.1+            -- Form of Common Stock Certificate.
         5+              -- Opinion of Thompson & Knight, A Professional Corporation.
        10.1+            -- Agreement of Limited Partnership, dated May 1, 1992,
                            between Brigham Exploration Company and General Atlantic
                            Partners III, L.P. as general partners, and Harold D.
                            Carter and GAP-Brigham Partners, L.P. as limited
                            partners.
        10.1.1+          -- Amendment No. 1 to Agreement of Limited Partnership of
                            Brigham Oil & Gas, L.P., dated May 1, 1992, by and among
                            Brigham Exploration Company, General Atlantic Partners
                            III, L.P., GAP-Brigham Partners, L.P. and Harold D.
                            Carter.
        10.1.2+          -- Amendment No. 2 to Agreement of Limited Partnership of
                            Brigham Oil & Gas, L.P., dated September 30, 1994, by and
                            among Brigham Exploration Company, General Atlantic
                            Partners III, L.P., GAP-Brigham Partners, L.P., Harold D.
                            Carter and the additional signatories thereto.
        10.1.3+          -- Amendment No. 3 to Agreement of Limited Partnership of
                            Brigham Oil & Gas, L.P., dated August 24, 1995, by and
                            among Brigham Exploration Company, General Atlantic
                            Partners III, L.P., GAP-Brigham Partners, L.P., Harold D.
                            Carter, Craig M. Fleming, David T. Brigham and Jon L.
                            Glass.
        10.2+            -- Agreement of Limited Partnership of Venture Acquisitions,
                            L.P., dated September 23, 1994, by and between Quest
                            Resources, L.L.C. and RIMCO Energy, Inc. as general
                            partners, and RIMCO Production Company, Inc., RIMCO
                            Exploration Partners, L.P. I and RIMCO Exploration
                            Partners, L.P. II, as limited partners.
        10.3+            -- Regulations of Quest Resources, L.L.C.
        10.4+            -- Management and Ownership Agreement, dated September 23,
                            1994, by and among Brigham Oil & Gas, L.P., Brigham
                            Exploration Company, General Atlantic Partners III, L.P.,
                            Harold D. Carter, Ben M. Brigham and GAP-Brigham
                            Partners, L.P.
        10.5*+           -- Employment Agreement, dated May 1, 1992, by and between
                            Brigham Oil & Gas, L.P. and Ben M. Brigham.
        10.6*+           -- Consulting Agreement, dated May 2, 1995, by and between
                            Brigham Oil & Gas, L.P. and Harold D. Carter.
        10.7*+           -- Employment Agreement, by and between Brigham Exploration
                            Company and Ben M. Brigham.
        10.8*+           -- Form of Brigham Oil & Gas, L.P. Phantom Royalty Account
                            Participating Agreement.
        10.9*+           -- 1997 Incentive Plan of Brigham Exploration Company
        10.9.1*+         -- Form of Option Agreement for certain executive officers.
        10.9.2*+         -- Option Agreement dated as of March 4, 1997, by and
                            between Brigham Exploration Company and Jon L. Glass.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        10.10*+          -- Incentive Bonus Plan dated as of February 28, 1997 of
                            Brigham, Inc. and Brigham Oil & Gas, L.P.
        10.11+           -- Note Purchase Agreement, dated August 24, 1995, by and
                            among Brigham Oil & Gas, L.P., RIMCO Partners, L.P. II,
                            RIMCO Partners, L.P. III and RIMCO Partners, L.P.
        10.11.1+         -- 5% Convertible Note Due September 1, 2002, dated August
                            24, 1995, executed by Brigham Oil & Gas, L.P. in favor of
                            RIMCO Partners, L.P. II in the principal sum of
                            $5,584,000.
        10.11.2+         -- 5% Convertible Subordinated Note Due September 1, 2002,
                            dated August 24, 1995, executed by Brigham Oil & Gas,
                            L.P. in favor of RIMCO Partners, L.P. III in the
                            principal sum of $2,800,000.
        10.11.3+         -- 5% Convertible Subordinated Note Due September 1, 2002,
                            dated August 24, 1995, executed by Brigham Oil & Gas,
                            L.P. in favor of RIMCO Partners, L.P. IV in the principal
                            sum of $7,616,000.
        10.12+           -- Loan Agreement, dated April 1, 1996, by and between
                            Brigham Oil & Gas, L.P. and Bank One, Texas, N.A.
        10.12.1+         -- Revolving Note, dated April 1, 1996, executed by Brigham
                            Oil & Gas, L.P., in favor of Bank One, Texas, N.A. in the
                            principle amount of $25,000,000.
        10.12.2+         -- Form of Mortgage, Security Agreement, Assignment of
                            Production and Financing Statement for New Mexico, dated
                            as of April 1, 1996, by Brigham Oil & Gas, L.P. and Bank
                            One, Texas, N.A.
        10.12.3+         -- Form of Mortgage, Security Agreement, Assignment of
                            Production and Financing Statement for Oklahoma, dated as
                            of April 1, 1996, by Brigham Oil & Gas, L.P. and Bank
                            One, Texas, N.A.
        10.12.4+         -- Form of Deed of Trust, Security Agreement, Assignment of
                            Production and Financing Statement for Texas, dated as of
                            April 1, 1996, by Brigham Oil & Gas, L.P. and Bank One,
                            Texas, N.A.
        10.13+           -- Office Lease, dated May 17, 1993, by and between Sterling
                            Plaza Ltd. and Brigham Oil & Gas, L.P.
        10.13.1+         -- First Amendment to Office Lease, dated April 8, 1994, by and between ZML-Sterling Plaza Limited Partnership by its
                            agent, Equity Office Properties, Inc., and Brigham Oil &
                            Gas, L.P.
        10.13.2+         -- Second Amendment to Office Lease, dated June 29, 1994, by and between ZML-Sterling Plaza Limited Partnership by its
                            agent, Equity Office Properties, Inc., and Brigham Oil &
                            Gas, L.P.
        10.13.3+         -- Third Amendment to Office Lease, dated December 30, 1996, by and between ZML-Sterling Plaza Limited Partnership by
                            its agent, Equity Office Holdings, L.L.C., and Brigham
                            Oil & Gas, L.P.
        10.13.4+         -- Modification and Ratification of Lease, dated April 1,
                            1993.
        10.13.5+         -- Modification and Ratification of Lease, dated May 12,
                            1993.
        10.14+           -- Two Bridgepoint Lease Agreement, dated September 30,
                            1996, by and between Investors Life Insurance Company of
                            North America and Brigham Oil & Gas, L.P.
        10.15+           -- Anadarko Basin Seismic Operations Agreement, dated
                            February 15, 1996, by and between Brigham Oil & Gas, L.P.
                            and Veritas Geophysical, Ltd.
        10.15.1+         -- Letter Amendment to Anadarko Basin Seismic Operations
                            Agreement, dated June 10, 1996, between Brigham Oil &
                            Gas, L.P. and Veritas Geophysical, Ltd.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        10.16+           -- Expense Allocation and Participation Agreement, dated
                            April 1, 1996, between Brigham Oil & Gas, L.P. and Gasco
                            Limited Partnership.
        10.16.1+         -- Amendment to Expense Allocation and Participation
                            Agreement, dated October 21, 1996, between Brigham Oil &
                            Gas, L.P. and Gasco Limited Partnership.
        10.17+           -- Expense Allocation and Participation Agreement, dated
                            April 1, 1996, between Brigham Oil & Gas, L.P. and Middle
                            Bay Oil Company, Inc.
        10.17.1+         -- Amendment to Expense Allocation and Participation
                            Agreement, dated September 26, 1996, between Brigham Oil
                            & Gas, L.P. and Middle Bay Oil Company, Inc.
        10.17.2+         -- Letter Amendment to Expense Allocation and Participation
                            Agreement, dated May 20, 1996, between Brigham Oil & Gas,
                            L.P. and Middle Bay Oil Company, Inc.
        10.18+           -- Anadarko Basin Joint Participation Agreement, dated May
                            1, 1996, by and among Stephens Production Company and
                            Brigham Oil & Gas, L.P.
        10.19+           -- Anadarko Basin Joint Participation Agreement, dated May
                            1, 1996, by and between Vintage Petroleum, Inc. and
                            Brigham Oil & Gas, L.P.
        10.20+           -- Processing Alliance Agreement, dated July 20, 1993,
                            between Veritas Seismic Ltd. and Brigham Oil & Gas, L.P.
        10.20.1+         -- Letter Amendment to Processing Alliance Agreement, dated
                            November 3, 1994, between Veritas Seismic Ltd. and
                            Brigham Oil & Gas, L.P.
        10.21+           -- Agreement and Assignment of Interest, West Bradley
                            Project, dated September 1, 1995, by and between Aspect
                            Resources Limited Liability Company and Brigham Oil &
                            Gas, L.P.
        10.22+           -- Agreement and Assignment of Interests in lands located in
                            Grady County, Oklahoma, West Bradley Project, dated
                            December 1, 1995, by and between Aspect Resources Limited
                            Liability Company, Brigham Oil & Gas, L.P. and Venture
                            Acquisitions, L.P.
        10.23+           -- Agreement and Assignment of Interests, West Bradley
                            Project, dated December 1, 1995, by and between Aspect
                            Resources Limited Liability Company and Brigham Oil &
                            Gas, L.P.
        10.24+           -- Geophysical Exploration Agreement, Hardeman Project,
                            Hardeman and Wilbarger Counties, Texas and Jackson
                            County, Oklahoma, dated March 15, 1993 by and among
                            General Atlantic Resources, Inc., Maynard Oil Company,
                            Ruja Muta Corporation, Tucker Scully Interests Ltd., JHJ
                            Exploration, Ltd., Cheyenne Petroleum Company, Antrim
                            Resources, Inc., and Brigham Oil & Gas, L.P.
        10.25+           -- Agreement and Partial Assignment of Interests in OK13-P
                            Prospect Area, Jackson County, Oklahoma (Hardeman
                            Project), dated August 1, 1995, by and between Brigham
                            Oil & Gas, L.P. and Aspect Resources Limited Liability
                            Company.
        10.26+           -- Agreement and Partial Assignment of Interests in Q140-E
                            Prospect Area, Hardeman County, Texas (Hardeman Project),
                            dated August 1, 1995, by and between Brigham Oil & Gas,
                            L.P. and Aspect Resources Limited Liability Company.
        10.27+           -- Agreement and Partial Assignment of Interests in Hankins
                            #1 Chappel Prospect Agreement, Jackson County, Oklahoma
                            (Hardeman Project), dated March 21, 1996, by and between
                            Brigham Oil & Gas, L.P., NGR, Ltd. and Aspect Resources
                            Limited Liability Company.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        10.28*+          -- Form of Indemnity Agreement between the Registrant and
                            each of its executive officers.
        10.29+           -- Registration Rights Agreement dated February 26, 1997 by and among Brigham Exploration Company, General Atlantic
                            Partners III L.P., GAP-Brigham Partners, L.P., RIMCO
                            Partners, L.P. II, RIMCO Partners L.P. III, and RIMCO
                            Partners, L.P. IV, Ben M. Brigham, Anne L. Brigham,
                            Harold D. Carter, Craig M. Fleming, David T. Brigham and
                            Jon L. Glass.
        10.30+           -- 1997 Director Stock Option Plan.
        10.31+           -- Form of Employee Stock Ownership Agreement.
        10.32+           -- Unconditional Guaranty dated as of March 26, 1997, by
                            Brigham Exploration Company for the benefit of Bank One,
                            Texas, National Association.
        10.33+           -- Agreement and Assignment of Interest in Geophysical
                            Exploration Agreement, Esperson Dome Project, dated
                            November 1, 1994, by and between Brigham Oil & Gas, L.P.
                            and Vaquero Gas Company.
        10.34+           -- Geophysical Exploration Agreement, Southwest Danbury
                            Project, Brazoria County, Texas, dated as of July 1,
                            1996, by and among UNEXCO, Inc. and Brigham Oil & Gas,
                            L.P.
        10.35+           -- Geophysical Exploration Agreement, Welder Project, Duval
                            County, Texas, dated as of October 1, 1996, by and among
                            UNEXCO, Inc. and Brigham Oil & Gas, L.P.
        10.36+           -- Proposed Trade Structure, RIMCO/Tigre Project, Vermillion
                            Parish, Louisiana, among Brigham Oil & Gas, L.P., Tigre
                            Energy Corporation and Resource Investors Management
                            Company
        10.36.1+         -- Letter relating to Proposed Trade Structure, RIMCO/Tigre
                            Project, dated January 31, 1997, from Resource Investors
                            Management Company to Brigham Oil & Gas, L.P.
        10.37+           -- Anadarko Basin Seismic Operations Agreement II, dated as of April 1, 1997, by and between Brigham Oil & Gas, L.P.
        10.37.1+         -- Letter Amendment to Anadarko Basin Seismic Operations
                            Agreement II, dated March 20, 1997, between Brigham Oil &
                            Gas, L.P. and Veritas DGC Land, Inc.
        11.1+            -- Computation of Pro Forma Net Loss Per Common Share.
        21+              -- Subsidiaries of the Registrant.
        23.1+            -- Consent of Thompson & Knight, A Professional Corporation
                            (included in Exhibit 5 above).
        23.2             -- Consent of Price Waterhouse LLP, independent accountants.
        23.3             -- Consent of Cawley, Gillespie & Associates, Inc.,
                            independent petroleum engineers.
        24.1             -- Powers of Attorney (included on the first signature page to this Registration Statement).
        27               -- Financial Data Schedule.


---------------

 + Previously filed.


 * Management contract or compensatory plan.


     (b) Financial Statement Schedules: None.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements, certificates in such denominations and registered in such names as required by the particular Underwriter, to permit prompt delivery to each purchaser.

     The undersigned Registrant also hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Brigham Exploration Company has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas, on May 5, 1997.


                                            BRIGHAM EXPLORATION COMPANY

                                            By:      /s/ BEN M. BRIGHAM
                                              ----------------------------------
                                                        Ben M. Brigham
                                              President, Chief Executive Officer
                                                              and
                                                    Chairman of the Board

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                 /s/ BEN M. BRIGHAM                    President, Chief Executive     May 5, 1997
-----------------------------------------------------    Officer and Chairman of the
                   Ben M. Brigham                        Board (principal executive
                                                         officer)

                /s/ ANNE L. BRIGHAM*                   Executive Vice President and   May 5, 1997
-----------------------------------------------------    Director
                   Anne L. Brigham

                /s/ CRAIG M. FLEMING*                  Chief Financial Officer        May 5, 1997
-----------------------------------------------------    (principal financial and
                  Craig M. Fleming                       accounting officer)

                  /s/ JON L. GLASS*                    Vice President -- Exploration  May 5, 1997
-----------------------------------------------------    and Director
                    Jon L. Glass

                /s/ HAROLD D. CARTER*                  Consultant and Director        May 5, 1997
-----------------------------------------------------
                  Harold D. Carter

                /s/ GARY J. MILAVEC*                   Director                       May 5, 1997
-----------------------------------------------------
                   Gary J. Milavec

               /s/ ALEXIS M. CRANBERG*                 Director                       May 5, 1997
-----------------------------------------------------
                 Alexis M. Cranberg

              /s/ STEPHEN P. REYNOLDS*                 Director                       May 5, 1997
-----------------------------------------------------
                 Stephen P. Reynolds

               *By: /s/ BEN M. BRIGHAM
  ------------------------------------------------
                   Ben M. Brigham
                  Attorney-in-fact

                               INDEX TO EXHIBITS


  EXHIBIT
   NUMBER                            DESCRIPTION
  -------                            -----------
   1         -- Form of Underwriting Agreement.
   2.1+      -- Exchange Agreement.
   3.1+      -- Certificate of Incorporation.
   3.2+      -- Composite Bylaws, as currently in effect.
   4.1+      -- Form of Common Stock Certificate.
   5+        -- Opinion of Thompson & Knight, A Professional Corporation.
  10.1+      -- Agreement of Limited Partnership, dated May 1, 1992,
                between Brigham Exploration Company and General Atlantic
                Partners III, L.P. as general partners, and Harold D.
                Carter and GAP-Brigham Partners, L.P. as limited
                partners.
  10.1.1+    -- Amendment No. 1 to Agreement of Limited Partnership of
                Brigham Oil & Gas, L.P., dated May 1, 1992, by and among
                Brigham Exploration Company, General Atlantic Partners
                III, L.P., GAP-Brigham Partners, L.P. and Harold D.
                Carter.
  10.1.2+    -- Amendment No. 2 to Agreement of Limited Partnership of
                Brigham Oil & Gas, L.P., dated September 30, 1994, by and
                among Brigham Exploration Company, General Atlantic
                Partners III, L.P., GAP-Brigham Partners, L.P., Harold D.
                Carter and the additional signatories thereto.
  10.1.3+    -- Amendment No. 3 to Agreement of Limited Partnership of
                Brigham Oil & Gas, L.P., dated August 24, 1995, by and
                among Brigham Exploration Company, General Atlantic
                Partners III, L.P., GAP-Brigham Partners, L.P., Harold D.
                Carter, Craig M. Fleming, David T. Brigham and Jon L.
                Glass.
  10.2+      -- Agreement of Limited Partnership of Venture Acquisitions,
                L.P., dated September 23, 1994, by and between Quest
                Resources, L.L.C. and RIMCO Energy, Inc. as general
                partners, and RIMCO Production Company, Inc., RIMCO
                Exploration Partners, L.P. I and RIMCO Exploration
                Partners, L.P. II, as limited partners.
  10.3+      -- Regulations of Quest Resources, L.L.C.
  10.4+      -- Management and Ownership Agreement, dated September 23,
                1994, by and among Brigham Oil & Gas, L.P., Brigham
                Exploration Company, General Atlantic Partners III, L.P.,
                Harold D. Carter, Ben M. Brigham and GAP-Brigham
                Partners, L.P.
  10.5*+     -- Employment Agreement, dated May 1, 1992, by and between
                Brigham Oil & Gas, L.P. and Ben M. Brigham.
  10.6*+     -- Consulting Agreement, dated May 2, 1995, by and between
                Brigham Oil & Gas, L.P. and Harold D. Carter.
  10.7*+     -- Employment Agreement, by and between Brigham Exploration
                Company and Ben M. Brigham.
  10.8*+     -- Form of Brigham Oil & Gas, L.P. Phantom Royalty Account
                Participating Agreement.
  10.9*+     -- 1997 Incentive Plan of Brigham Exploration Company
  10.9.1*+   -- Form of Option Agreement for certain executive officers.
  10.9.2*+   -- Option Agreement dated as of March 4, 1997, by and
                between Brigham Exploration Company and Jon L. Glass.

  EXHIBIT
   NUMBER                            DESCRIPTION
  -------                            -----------
  10.10*+    -- Incentive Bonus Plan dated as of February 28, 1997 of
                Brigham, Inc. and Brigham Oil & Gas, L.P.
  10.11+     -- Note Purchase Agreement, dated August 24, 1995, by and
                among Brigham Oil & Gas, L.P., RIMCO Partners, L.P. II,
                RIMCO Partners, L.P. III and RIMCO Partners, L.P.
  10.11.1+   -- 5% Convertible Note Due September 1, 2002, dated August
                24, 1995, executed by Brigham Oil & Gas, L.P. in favor of
                RIMCO Partners, L.P. II in the principal sum of
                $5,584,000.
  10.11.2+   -- 5% Convertible Subordinated Note Due September 1, 2002,
                dated August 24, 1995, executed by Brigham Oil & Gas,
                L.P. in favor of RIMCO Partners, L.P. III in the
                principal sum of $2,800,000.
  10.11.3+   -- 5% Convertible Subordinated Note Due September 1, 2002,
                dated August 24, 1995, executed by Brigham Oil & Gas,
                L.P. in favor of RIMCO Partners, L.P. IV in the principal
                sum of $7,616,000.
  10.12+     -- Loan Agreement, dated April 1, 1996, by and between
                Brigham Oil & Gas, L.P. and Bank One, Texas, N.A.
  10.12.1+   -- Revolving Note, dated April 1, 1996, executed by Brigham
                Oil & Gas, L.P., in favor of Bank One, Texas, N.A. in the
                principle amount of $25,000,000.
  10.12.2+   -- Form of Mortgage, Security Agreement, Assignment of
                Production and Financing Statement for New Mexico, dated
                as of April 1, 1996, by Brigham Oil & Gas, L.P. and Bank
                One, Texas, N.A.
  10.12.3+   -- Form of Mortgage, Security Agreement, Assignment of
                Production and Financing Statement for Oklahoma, dated as
                of April 1, 1996, by Brigham Oil & Gas, L.P. and Bank
                One, Texas, N.A.
  10.12.4+   -- Form of Deed of Trust, Security Agreement, Assignment of
                Production and Financing Statement for Texas, dated as of
                April 1, 1996, by Brigham Oil & Gas, L.P. and Bank One,
                Texas, N.A.
  10.13+     -- Office Lease, dated May 17, 1993, by and between Sterling
                Plaza Ltd. and Brigham Oil & Gas, L.P.
  10.13.1+   -- First Amendment to Office Lease, dated April 8, 1994, by and between ZML-Sterling Plaza Limited Partnership by its
                agent, Equity Office Properties, Inc., and Brigham Oil &
                Gas, L.P.
  10.13.2+   -- Second Amendment to Office Lease, dated June 29, 1994, by and between ZML-Sterling Plaza Limited Partnership by its
                agent, Equity Office Properties, Inc., and Brigham Oil &
                Gas, L.P.
  10.13.3+   -- Third Amendment to Office Lease, dated December 30, 1996, by and between ZML-Sterling Plaza Limited Partnership by
                its agent, Equity Office Holdings, L.L.C., and Brigham
                Oil & Gas, L.P.
  10.13.4+   -- Modification and Ratification of Lease, dated April 1,
                1993.
  10.13.5+   -- Modification and Ratification of Lease, dated May 12,
                1993.
  10.14+     -- Two Bridgepoint Lease Agreement, dated September 30,
                1996, by and between Investors Life Insurance Company of
                North America and Brigham Oil & Gas, L.P.
  10.15+     -- Anadarko Basin Seismic Operations Agreement, dated
                February 15, 1996, by and between Brigham Oil & Gas, L.P.
                and Veritas Geophysical, Ltd.
  10.15.1+   -- Letter Amendment to Anadarko Basin Seismic Operations
                Agreement, dated June 10, 1996, between Brigham Oil &
                Gas, L.P. and Veritas Geophysical, Ltd.

  EXHIBIT
   NUMBER                            DESCRIPTION
  -------                            -----------
  10.16+     -- Expense Allocation and Participation Agreement, dated
                April 1, 1996, between Brigham Oil & Gas, L.P. and Gasco
                Limited Partnership.
  10.16.1+   -- Amendment to Expense Allocation and Participation
                Agreement, dated October 21, 1996, between Brigham Oil &
                Gas, L.P. and Gasco Limited Partnership.
  10.17+     -- Expense Allocation and Participation Agreement, dated
                April 1, 1996, between Brigham Oil & Gas, L.P. and Middle
                Bay Oil Company, Inc.
  10.17.1+   -- Amendment to Expense Allocation and Participation
                Agreement, dated September 26, 1996, between Brigham Oil
                & Gas, L.P. and Middle Bay Oil Company, Inc.
  10.17.2+   -- Letter Amendment to Expense Allocation and Participation
                Agreement, dated May 20, 1996, between Brigham Oil & Gas,
                L.P. and Middle Bay Oil Company, Inc.
  10.18+     -- Anadarko Basin Joint Participation Agreement, dated May
                1, 1996, by and among Stephens Production Company and
                Brigham Oil & Gas, L.P.
  10.19+     -- Anadarko Basin Joint Participation Agreement, dated May
                1, 1996, by and between Vintage Petroleum, Inc. and
                Brigham Oil & Gas, L.P.
  10.20+     -- Processing Alliance Agreement, dated July 20, 1993,
                between Veritas Seismic Ltd. and Brigham Oil & Gas, L.P.
  10.20.1+   -- Letter Amendment to Processing Alliance Agreement, dated
                November 3, 1994, between Veritas Seismic Ltd. and
                Brigham Oil & Gas, L.P.
  10.21+     -- Agreement and Assignment of Interest, West Bradley
                Project, dated September 1, 1995, by and between Aspect
                Resources Limited Liability Company and Brigham Oil &
                Gas, L.P.
  10.22+     -- Agreement and Assignment of Interests in lands located in
                Grady County, Oklahoma, West Bradley Project, dated
                December 1, 1995, by and between Aspect Resources Limited
                Liability Company, Brigham Oil & Gas, L.P. and Venture
                Acquisitions, L.P.
  10.23+     -- Agreement and Assignment of Interests, West Bradley
                Project, dated December 1, 1995, by and between Aspect
                Resources Limited Liability Company and Brigham Oil &
                Gas, L.P.
  10.24+     -- Geophysical Exploration Agreement, Hardeman Project,
                Hardeman and Wilbarger Counties, Texas and Jackson
                County, Oklahoma, dated March 15, 1993 by and among
                General Atlantic Resources, Inc., Maynard Oil Company,
                Ruja Muta Corporation, Tucker Scully Interests Ltd., JHJ
                Exploration, Ltd., Cheyenne Petroleum Company, Antrim
                Resources, Inc., and Brigham Oil & Gas, L.P.
  10.25+     -- Agreement and Partial Assignment of Interests in OK13-P
                Prospect Area, Jackson County, Oklahoma (Hardeman
                Project), dated August 1, 1995, by and between Brigham
                Oil & Gas, L.P. and Aspect Resources Limited Liability
                Company.
  10.26+     -- Agreement and Partial Assignment of Interests in Q140-E
                Prospect Area, Hardeman County, Texas (Hardeman Project),
                dated August 1, 1995, by and between Brigham Oil & Gas,
                L.P. and Aspect Resources Limited Liability Company.
  10.27+     -- Agreement and Partial Assignment of Interests in Hankins
                #1 Chappel Prospect Agreement, Jackson County, Oklahoma
                (Hardeman Project), dated March 21, 1996, by and between
                Brigham Oil & Gas, L.P., NGR, Ltd. and Aspect Resources
                Limited Liability Company.

  EXHIBIT
   NUMBER                            DESCRIPTION
  -------                            -----------
  10.28*+    -- Form of Indemnity Agreement between the Registrant and
                each of its executive officers.
  10.29+     -- Registration Rights Agreement dated February 26, 1997 by and among Brigham Exploration Company, General Atlantic
                Partners III L.P., GAP-Brigham Partners, L.P., RIMCO
                Partners, L.P. II, RIMCO Partners L.P. III, and RIMCO
                Partners, L.P. IV, Ben M. Brigham, Anne L. Brigham,
                Harold D. Carter, Craig M. Fleming, David T. Brigham and
                Jon L. Glass.
  10.30+     -- 1997 Director Stock Option Plan.
  10.31+     -- Form of Employee Stock Ownership Agreement.
  10.32+     -- Unconditional Guaranty dated as of March 26, 1997, by
                Brigham Exploration Company for the benefit of Bank One,
                Texas, National Association.
  10.33+     -- Agreement and Assignment of Interest in Geophysical
                Exploration Agreement, Esperson Dome Project, dated
                November 1, 1994, by and between Brigham Oil & Gas, L.P.
                and Vaquero Gas Company.
  10.34+     -- Geophysical Exploration Agreement, Southwest Danbury
                Project, Brazoria County, Texas, dated as of July 1,
                1996, by and among UNEXCO, Inc. and Brigham Oil & Gas,
                L.P.
  10.35+     -- Geophysical Exploration Agreement, Welder Project, Duval
                County, Texas, dated as of October 1, 1996, by and among
                UNEXCO, Inc. and Brigham Oil & Gas, L.P.
  10.36+     -- Proposed Trade Structure, RIMCO/Tigre Project, Vermillion
                Parish, Louisiana, among Brigham Oil & Gas, L.P., Tigre
                Energy Corporation and Resource Investors Management
                Company
  10.36.1+   -- Letter relating to Proposed Trade Structure, RIMCO/Tigre
                Project, dated January 31, 1997, from Resource Investors
                Management Company to Brigham Oil & Gas, L.P.
  10.37+     -- Anadarko Basin Seismic Operations Agreement II, dated as of April 1, 1997, by and between Brigham Oil & Gas, L.P.
  10.37.1+   -- Letter Amendment to Anadarko Basin Seismic Operations
                Agreement II, dated March 20, 1997, between Brigham Oil &
                Gas, L.P. and Veritas DGC Land, Inc.
  11.1+      -- Computation of Pro Forma Net Loss Per Common Share.
 21+         -- Subsidiaries of the Registrant.
  23.1+      -- Consent of Thompson & Knight, A Professional Corporation
                (included in Exhibit 5 above).
  23.2       -- Consent of Price Waterhouse LLP, independent accountants.
  23.3       -- Consent of Cawley, Gillespie & Associates, Inc.,
                independent petroleum engineers.
  24.1       -- Powers of Attorney (included on the first signature page to this Registration Statement).
  27         -- Financial Data Schedule.


---------------

 + Previously filed.


 * Management contract or compensatory plan.